
15006003

OFFERING CIRCULAR

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
APR 0 1 2015
WASH. D.C.
201
SECTION

FORM 1-A/A

Amendment No. 5

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

Digger's BBQ Franchises, Inc.

Commission File Number: 0001603864

South Carolina

UNITED STATES:

Digger's BBQ Franchises, Inc.

3217 Wade Hampton Blvd.

Taylor, South Carolina 29687

Phone: (864) 906-6312

722511– Full Service Restaurants	46-0556016
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFED BY OPERATION OF THE TERM OF REGULATION A.

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. Nick Ruiz Digger's BBQ Franchises, Inc, 3217 Wade Hampton Blvd., Taylors, South Carolina 29687	Chief Executive Officer & Chief Financial Officer
Ms. Catherine Callaham Digger's BBQ Franchises, Inc, 3217 Wade Hampton Blvd., Taylors, South Carolina 29687	Vice President
Mr. Ruben Ruiz Digger's BBQ Franchises, Inc, 3217 Wade Hampton Blvd., Taylors, South Carolina 29687	Director of Operations

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the Digger's BBQ Franchises, Inc. affiliates who own 5% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. Nick Ruiz, CEO	Preferred	0%
(1) (2)	Common	100%

(1) Mr. Nick Ruiz is the Chief Executive Officer and Chief Financial Officer of Digger's BBQ Franchises, Inc.
(2) Mr. Nick Ruiz, Digger's BBQ Franchises, Inc., 3217 Wade Hampton Blvd., Taylors, South Carolina 29687

(f) Promoters of the issuer

Company:
Digger's BBQ Franchises, Inc.
3217 Hampton Blvd.
Taylors, South Carolina
Phone: (864) 906-6312
Info@diggersbbqfranchise.com

Broker-Dealer:
Alternative Securities Market, LLC
4050 Glencoe Avenue
Marina Del Rey, California 90292
Web: http://www.ASMGCorp.com
Phone: (213) 407-4386
Legal@ASMMarketsGroup.com

g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriters.

Underwriter:
Alternative Securities Markets Group Corporation
4050 Glencoe Avenue
Marina Del Rey, California 90292
Web: http://www.ASMGCorp.com
Phone: (213) 407-4386
Web: http://www.ASMGCorp.com

(i) through (m) None

Item 2. Application of Rule 262.

(a) (b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver if disqualification has been applied for, accepted or denied.

Item 3. Affiliate Sales.

None of the proposed Offering involves the resale of securities by affiliates of the issuer.

Item 4. Jurisdictions in which Securities are to be offered.

(a) The Securities to be offered in connection with this proposed offering shall be offered by:

Broker Dealer:
Alternative Securities Market, LLC
A Wholly Owned Subsidiary of Alternative Securities Markets Group Corporation
California Registered Broker-Dealer

Broker-Dealer Corporate:
Alternative Securities Market, LLC
4050 Glencoe Avenue
Marina Del Rey, California 90292
Website: http://www.ASMGCorp.com
Mr. Steven Joseph Muehler, Chief Executive Officer
Direct: (213) 407-4386
Email: Legal@AlternativeSecuritiesMarket.com

(b) The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as necessary:

- California

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Market, Inc., a Wholly Owned subsidiary of Alternative Securities Markets Group Corporation. The Alternative Securities Market, LLC is the exclusive Broker-Dealer for all Issuers on the Alternative Securities Market. The Alternative Securities Market can be accessed at: http://www.ASMGCorp.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Diggers BBQ Franchises, Inc.** and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year.

The Company was formed as a South Carolina Stock Corporation in July of 2012. Since its formation, the Company has issued ONE MILLION (1,000,000) of Common Stock as illustrated below:

Name & Address	Amount Owned Prior to Offering
Mr. Nick Ruiz CEO & CFO Diggers BBQ Franchises, Inc. 3217 Wade Hampton Blvd. Taylors, South Carolina 29687	Common Stock: 950,000 Shares (95%) Preferred Stock: No Shares
Alternative Securities Markets Group Corporation 4050 Glencoe Avenue Marina Del Rey, California 90292	Common Stock: 50,000 Shares (5%) Preferred Stock: No Shares

(*) Upon qualification of this Registration Statement, the Company will issue 50,000 (FIFTY THOUSAND) shares of its Common Stock to the following providers of service to the Company under Section 4(a)(2) of the Securities Act of 1933, as amended:

- **Alternative Securities Markets Group Corporation**

Item 6. Other Present or Proposed Offerings.

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Item 7. Marketing Arrangements.

There is a Broker-Dealer marketing arrangement with respects to this offering, with the Alternative Securities Market, LLC, and its details are part of the Exhibits of this Registration Statement.

There are no other marketing arrangements with respects to this offering.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors, and my Licensed Members of Alternative Securities Market, LLC.

There are no plans to stabilize the market for the securities to be offered.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document.

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification

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PART II – OFFERING CIRCULAR

Digger's BBQ Franchises, Inc.

Corporate:

Digger's BBQ Franchises, Inc.

3217 Wade Hampton Blvd.

Taylors, South Carolina 29687

(864) 906-6312

Best Efforts Offering of 10,000 9% Convertible Preferred Stock Shares

Offering Price per 9% Convertible Preferred Stock Shares: $100.00 (USD)

Minimum Offering: 1,750 9% Convertible Preferred Stock Shares

Maximum Offering: 10,000 9% Convertible Preferred Stock Shares

DIVIDEND POLICY: Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Company's Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.

The proposed sale will begin as soon as practicable after this Offering Circular has been qualified by the Securities and Exchange Commission. The Offering will close upon the earlier of (1) the sale of 10,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

THERE IS, AT THIS TIME, NO PUBLIC MARKET FOR THE SECURITIES.

DATED: FEBRUARY 2ND, 2015

THERE IS, AT THIS TIME, NO PUBLIC MARKET FOR THE SECURITIES.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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ITEM 2: DISTRIBUTION SPREAD

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	------	$100.00	$10.00	$90.00
Total Minimum	1,750	$175,000.00	$17,500.00	$157,500
Total Maximum	10,000	$1,000,000.00	$100,000.00	$900,000

1) We are offering a maximum of 50,000 9% Convertible Preferred Stock Units at the price indicated
(2) ***We intend to use "Alternative Securities Market, LLC", a California Broker-Dealer, for this Offering.***

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR

TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE SHARES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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PART II — OFFERING CIRCULAR

ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

Restaurant Franchise Industry Risks

Restaurant Franchise investments are subject to varying degrees of risk. The yields available from equity investments in Restaurant Franchise Companies depends on the amount of income earned and capital appreciation generated by the Company as well as the expenses incurred in connection therewith. If any of the Company's products or services does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's Products and/or Assets may be adversely affected by the general economic climate, the Restaurant Franchise Market conditions such as oversupply of related products or a reduction in demand for Restaurant Franchise products in the areas in which the Company's Products and/or Assets are located, competition from other Restaurant Franchises, and the Company's ability to provide adequate Restaurant Franchise Products and Services. Revenues from the Company's Products, Services and/or Assets are also affected by such factors such as the costs of operations and local economic market conditions.

Because Restaurant Franchise Company investments are relatively illiquid, the Company's ability to vary its Products and/or Asset portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its Products and/or Assets. No assurance can be given that the fair market value of the assets produced or acquired by the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Common Stock Shares is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

The restaurant industry is subject to extensive state and local government regulation by various government agencies, including state and local licensing, zoning, land use, construction and environmental regulations and various regulations relating to the preparation and sale of food and alcoholic beverages, sanitation, disposal of waste products, public health, safety and fire standards, minimum wage requirements, workers compensation and citizenship requirements.

To the extent that we offer and sell franchises, we are also subject to federal regulation and certain state laws which govern the offer and sale of franchises. Many state franchise laws impose substantive requirements on franchise agreements, including limitations on non-competition provisions and termination or non-renewal of a franchise.

Any change in the current status of such regulations, including an increase in employee benefits costs, workers' compensation insurance rates, or other costs associated with employees, could substantially increase our compliance and labor costs. Because we will pay many of our restaurant-level personnel rates based on either federal or state minimum wage, increases in the minimum wage would lead to increased labor costs. In addition, our operating results would be adversely affected in the event we fail to maintain our food, or any malt beverage or liquor licenses. Furthermore, restaurant operating costs are affected by increases in unemployment tax rates, sales taxes and similar costs over which we have no control.

Pre-Revenue and Development Stage Business

Digger's BBQ Franchises, Inc. commenced operations in July of 2012 as a South Carolina Stock Corporation, and to date has not generated any revenues. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made, though Managers of the Company have generated revenues in the past utilizing similar business models in the BBQ Industry. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Digger's BBQ Franchises, Inc. will operate profitably.

Our Ability to Succeed Depends on our Ability to Grow our Business and Achieve Profitability

The introduction of new food products, and expansion of our Corporate Restaurants and Franchise Restaurants will each contribute significantly to our operational results, and we will also work on avenues to develop new and innovative ways to manufacture our products and expand our food distribution to food wholesalers and retail outlets. Our future operational success and profitability will depend on a number of factors, including, but not limited to:

- Our ability to manage costs;
- The increasing level of competition in the Food Products Industry;
- Our ability to continuously offer new and improved Food products;
- Our ability to maintain sufficient production capacity for our BBQ Food products;
- Our ability to maintain efficient, timely and cost-effective Food production and delivery of our products;
- The efficiency and effectiveness of our sales and marketing efforts in building product and brand awareness;
- Our ability to identify and respond successfully to emerging trends in the Restaurant, Food Wholesale and Food Retail Industry;
- The level of consumer acceptance of our BBQ Food products;
- General economic conditions and consumer confidence.

We may not be successful in executing our growth strategy, and even if we achieve targeted growth, we may not be able to sustain profitability. Failure to successfully execute any material part of our growth strategy would significantly impair our future growth and our ability to attract and sustain investments in our business.

If we are unable to Successfully Open New Restaurants, our Revenue Growth Rate and Profits may be Reduced

To successfully develop and grow our proposed business, we must open new corporate and franchise restaurants on schedule and in a profitable manner. Delays or failures in opening new restaurants could hurt our ability to meet our growth objectives, which may affect our financial projections and may impact our stock price. We cannot guarantee that our corporate restaurants or our franchise restaurants will be able to achieve our expansion goals or that new restaurants will be operated profitably. Our ability to expand successfully will depend on a number of factors, many of which are beyond our control. These factors include:

- Locating Suitable Restaurant Sites in New and Existing Markets;
- Obtaining Acceptable Financing for Construction of New Restaurants or Negotiating Acceptable Lease Terms;
- Recruiting, Training and Retaining Qualified Corporate and Restaurant Personnel and Management;
- Attracting and Retaining Qualified Franchisees;
- Cost Effective and Timely Planning, Design and Build-out of Restaurants;
- Obtaining and Maintaining Required Local, State and Federal Governmental Approvals and Permits related to the Construction of the Sites and the Sale of Food and Alcoholic Beverages;
- Creating Guest Awareness of our Restaurants in New Markets;
- Competition in our Markets; and
- General Economic Conditions.

We Must Identify and Obtain a Sufficient Number of Suitable New Restaurant Sites for us to Sustain our Revenue Growth Rate

We require that all *proposed restaurant sites*, whether for company-owned or franchised restaurants, meet site-location criteria established by us. We and our franchisees may not be able to find sufficient new restaurant sites to support our planned expansion in future periods. We face significant competition from other restaurant companies and retailers for sites that meet our criteria and the supply of sites may be limited in some markets. As a result of these factors, our costs to obtain and lease sites may increase, or we may not be able to obtain certain sites due to unacceptable costs. Our inability to obtain suitable restaurant sites at reasonable costs may reduce our growth rate.

If the Cost of Dairy Products, Meat Products and Vegetable Products Continue to Increase, our Proposed Cost of Sales will Increase and our Proposed Operating Income will be Reduced

The primary food products to be used by our Company-owned and Franchised-owned Restaurants will be Dairy (mainly cheeses and milk), Meat Products (mainly Beef, Chicken and Pork) and Vegetable Products. Any material increase in the cost of these products could adversely affect our operating results. The retail cost of Dairy Products rose 0.7% from January of 2014 to February of 2014, as compared to 0.1% for urban consumer prices overall. Mr. Tim Hunt, the Global Dairy Strategist with the Rabobank Food & Agribusiness Research and Advisory Group, says he thinks prices could still rise an additional 5% to 10% through the middle of 2014. The Wholesale prices of Choice Grade Beef has surged 11% from May of 2013 to May of 2014, which the price of Wholesale Chicken has risen 4.7% during the same period. Our cost of sales can be significantly affected by increases in the cost of these items, which can result from a number of factors, including seasonality, increases in the cost of grain, costs of fuel, bad weather, disease and other factors that affect availability, and the greater international demand for these products. Because we are currently unable to secure long-term fixed-price contracts for the purchase of these items, a rise in the prices of these items would expose us to cost increases.

Our Restaurants may not Achieve Market Acceptance in the new Geographic Regions We Enter

Our expansion plans depend on opening restaurants in new markets where we or our franchisees have little or no operating experience. The success of these new restaurants will be affected by the different competitive conditions, consumer tastes and discretionary spending patterns of the new markets as well as our ability to generate market awareness of the Diggers BBQ brand. Sales at restaurants opening in new markets may take longer to reach annual restaurant sales, if at all, thereby affecting the profitability of these restaurants. We may not be successful in operating our restaurants in new markets on a profitable basis.

Our Franchisees May Take Actions that could Harm our Business

Franchisees are independent contractors and are not our employees. We will provide training and support to franchisees, but the quality of franchised restaurant operations may be diminished by any number of factors beyond our control. Consequently, franchisees may not operate restaurants in a manner consistent with our standards and requirements, or may not hire and train managers and other restaurant personnel. If franchisees do not adequately manage their restaurants, our image and reputation, and the image and reputation of other franchisees, may suffer materially and system-wide sales could significantly decline. In addition, we may also face potential claims and liabilities due to the acts of our franchisees based on agency or vicarious liability theories. At this time the Company has not been approved by any Federal or State Regulatory Agency for the operations of any franchises. Though the Company believes that it will be able to achieve any, and all applicable licenses or permits necessary to operate its franchise in most states, the Company cannot guarantee that it will be able to operate its franchise systems in all States, if any at all.

Inadequacy of Funds

Gross offering proceeds of a maximum of $1,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Although the Company believes that the proceeds from this Offering will be sufficient to help sustain operations during this growth period, there is no guarantee that the Company will raise all the funds needed to adequately fund Company Operations. The Company has determined that $175,000, in addition to cash flow from operations, will be needed to fund planned operations for the first twelve months.

Competition

Competition exists for Franchise Restaurants related products in most markets, including all sectors in which the Company intends to operate. The Company may be competing for sales with entities that have substantial greater economic and personnel resources than the Company or better relationships other Restaurant Franchise Industry related professionals. These entities may also generally be able to accept more risk than the Company can manage. Competition from other Companies in the Restaurant Franchise Marketplace may reduce the number of suitable Franchisee sales opportunities.

Expansion Strategy

The Company's ability to open successful franchise units will also depend upon the recruitment of qualified franchisees, and the hiring and training of skilled restaurant management personnel, and the general ability to successfully manage growth, including helping franchise restaurants control costs, food quality and customer service. The Company's present senior management has little experience developing and operating multi-unit facilities. The Company anticipates that opening additional franchise restaurant units will give rise to additional expenses associated with managing operations located in multiple markets. Furthermore, the Company believes that competition for unit-level management has become increasingly intense as additional restaurant chains expand to new markets. Achieving consumer awareness and market acceptance will require substantial efforts and expenditures by the Company. An extraordinary amount of management's time may be drawn to such matters and negatively impact operating results. There can be no assurance that the Company will be to open new franchise units or that, if opened, those units can be operated profitably.

Concept Evolution

The Company presently intends that most of its future corporate restaurants and future franchise restaurants will feature the "Southern BBQ" theme similar to the Taylors, South Carolina Flagship Unit. However, the Digger's BBQ Concept is evolving and a number of factors could change this theme as applied in different locations. These factors include demographic and regional differences, locations that have more or less traffic than the areas in which those units are located, type of available floor space, and the availability of specialty items such as antiques. Accordingly, future units could be larger or smaller than the flagship unit, could vary in the mix of quick serve / dine-in restaurant operations, and could have differences in the application of the Digger's BBQ theme.

Trademarks

The Company's ability to successfully implement its Digger's BBQ concept will depend in part upon its ability to protect its trademarks. The Company has filed a trademark application with the United States Patent and Trademark Office to register the "Digger's BBQ" mark and design(s). There can be no assurance that the Company will be granted trademark registration for any or all of the proposed uses in the Company's applications. In the event the Company's mark is granted registration, there can be no assurance that the Company can protect such mark and design against prior uses in areas where the Company conducts operations. There is no assurance that the Company will be able to prevent competitors from using the same or similar marks, concepts or appearance.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of:

- Mr. Nick Ruiz, Chief Executive Officer and Chief Financial Officer
- Ms.Catherine Callaham, Vice President
- Mr. Ruben Ruiz, Director of Operations

Certain Members of the Company's Management will be dedicating less than their full time to the Company, below is the approximate number of hours each member of the Company's Management will be devoting to working for the Company:

- Mr. Nick Ruiz, 30 hours per week
- Mr. Catherine Callaham, 30 hours per week
- Ms. Ruben Ruiz, 30 hours per week

The Company has not identified any potential or overt conflicts of interest that may affect future business operations.

Risks of Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Shares offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $150,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Escrow Account with Wells Fargo Bank to the Company's Corporate Account with Wells Fargo Bank. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Control by Management

As of February 1st, 2015 the Company's Managers owned approximately 100% of the Company's outstanding Common Stock Shares and 0% of the Company's Preferred Stock Shares. Upon completion of this Offering, The Company's Management will own approximately 95% of the outstanding Common Stock Shares of the Company and 0% of the outstanding Preferred Stock Shares of the Company. Investors will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Franchise Restaurant Business. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Our Restaurant Operations or Contemplated Future Expansions may Prove Unsuccessful, Either of which could Result in Unprofitability and Cause our Stock Price to Fall

Due to a variety of factors, many of which are discussed in this Offering, we may not ever operate profitably. Even if we succeed in starting operations as contemplated, we cannot assure a successful transition from development stage to growth stage, and to the volume of operations detailed in this offering. We may be unable to control our expenses, attract necessary personnel, or procure the capital required to maintain operations. If our start-up and growth is ultimately unsuccessful, the results of our operations will suffer accordingly, and the market price of our stock may fall.

Broker - Dealer Sales of Shares

The Company's Preferred Stock Shares and Common Stock Shares are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Preferred Stock or Common Stock Shares of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Preferred Stock Shares and Common Stock Shares are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their Shares in the secondary market.

Secondary Market

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Certain Factors Related to Our Common Stock

Because the Company's Common Stock may be considered a "penny stock," and a shareholder may have difficulty selling shares in the secondary trading market.

The Company's Common Stock Securities may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Restaurant Franchise Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Dilution

The Company, for business purposes, may from time to time issue additional shares, which may result in dilution of existing shareholders. Dilution is a reduction in the percentage of a stock caused by the issuance of new stock. Dilution can also occur when holders of stock options (such as company employees) or holders of other optionable securities exercise their options. When the number of shares outstanding increases, each existing stockholder will own a smaller, or diluted, percentage of the Company, making each share less valuable. Dilution may also reduce the value of existing shares by reducing the stock's earnings per share. There is no guarantee that dilution of the Common Stock will not occur in the future.

The Company is not required to provide disclosure to the Securities Exchange Act of 1934

The Company is not required to provide disclosure pursuant to the Exchange Act. As such, the Company is not required to file quarterly or annual reports. In addition, the Company is not required to prepare proxy or information statements; our common stock will not be subject to the protection of the going private regulations; the Company will be subject to only limited portions of the tender offer rules; our Officers, Directors, Managers and more than ten percent (10%) shareholders ("insiders") are not required to file beneficial ownership reports about their holdings in our Company; insiders will not be subject to the short-swing profit recovery provisions of the Exchange Act; and more than five percent (5%) shareholders of classes of our equity securities will not be required to report information abut their ownership positions in the securities.

The Company's Preferred Stock is Equity and is Subordinate to all of our Existing and Future Indebtedness; our ability to Declare Annual Dividends on the Preferred Stock may be Limited

The Company's Preferred Stock Shares are equity interest in the Company and do not constitute indebtedness. As such, the Preferred Stock will rank junior to all indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, where principal and interest would be customarily be payable on specified due dates, in the case of preferred stock, like the Preferred Stock being offering through this Offering, (1) dividends are payable only when, as and if authorized and declared by the Company's Board of Directors and (2) as an early stage company, our ability to declare and pay dividends is subject to the Company's ability to earn net income and to meet certain financial regulatory requirements.

Dividends on the Company's Preferred Stock is Cumulative

Dividends on the Company's Preferred Stock is Cumulative. If the Company's Board of Directors does not authorize and declare a dividend for any dividend period, holder of the Company's Preferred Stock will not be entitled to receive a dividend cash payment for such period, and such undeclared dividend will accrue and become payable at a later dividend payment date. The Company's Board of Directors may determine that it would be in the Company's best interest to pay less than the full amount of the stated dividend on our Preferred Stock, at which time the undeclared portion of the dividend will accrue and become payable at a later dividend payment date. Factors that would be considered by the Company's Board of Directors in making this determination are the Company's financial condition and capital needs, the impact of current and pending legislation and regulations, economic conditions, tax considerations, and such other factors as our Board of Directors may deem relevant.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Florida Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

NOTICE REGARDING AGREEMENT TO ARBITRATE

THIS OFFERING MEMORANDUM REQUIRES THAT ALL INVESTORS ARBITRATE ANY DISPUTE ARISING OUT OF THEIR INVESTMENT IN THE COMPANY. ALL INVESTORS FURTHER AGREE THAT THE ARBITRATION WILL BE BINDING AND HELD IN THE STATE OF SOUTH CAROLINA, IN THE COUNTY OF GREENVILLE. EACH INVESTOR ALSO AGREES TO WAIVE ANY RIGHTS TO A JUR TRIAL. OUT OF STATE ARBITRATION MAY FORCE AN INVESTOR TO ACCEPT A LESS FAVORABLE SETTLEMENT FOR DISPUTES. OUT OF STATE ARBITRATION MAY ALSO COST AN INVESTOR MORE TO ARBITRATE A SETTLEMENT OF A DISPUTE.

Projections: Forward Looking Information

Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

ITEM 4. PLAN OF DISTRIBUTION

A maximum of 10,000 9% Convertible Preferred Stock Shares are being offered to the public at $100 per 9% Convertible Preferred Stock Unit. A minimum of $175,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $1,000,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $175,000 has be reached.

A minimum of $175,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $1,000,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $175,000 has be reached. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be Promptly Refunded without interest or deduction.

The Offering is on a "Best Efforts" basis and is being offered by Alternative Securities Market, LLC, a California Broker-Dealer, as well as directly by the Company and its Management. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription Agreement. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

The Company, and the Broker-Dealer, will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, Inc., the parent company of the Company's Broker Dealer. The website can be viewed at **http:www.ASGMCorp.com**.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Digger's BBQ Franchises, Inc**. and either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $1,000,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

	Offering Price	Estimated Cost of Offering & Selling Commissions (1)	Proceeds to Company
Per Security	——		
If 10% of the Offering is Sold (1,000 Shares)	**$100 Per Share = $100,000**	**$10,000**	**$90,000**
If 25% of the Offering is Sold (2,500 Shares)	**$100 Per Share = $250,000**	**$25,000**	**$225,000**
If 50% of the Offering is Sold (5,000 Shares)	**$100 Per Share = $500,000**	**$50,000**	**$450,000**
If 75% of the Offering is Sold (7,500 Shares)	**$100 Per Share = $750,000**	**$75,000**	**$675,000**
If 100% of the Offering is Sold (10,000 Shares)	**$100 Per Share = $1,000,000**	**$100,000**	**$900,000**

Footnotes:

(1) Includes estimated memorandum preparation, filing, printing, legal, accounting, Broker-Commissions, and other fees and expenses related to the Offering.

USE OF INVESTMENT FUNDS:

Funds will be used to build, grow, market, and manage the nation's first and most unique Barbeque QSR (Quick Serve Restaurant) Franchise. Our focus being on two unique concepts which are our "Express" & Full Size "QSR" stores focusing on dine-in, takeout, and catering.

Funds will be used to open 4 Digger's BBQ Restaurants in the first 3 to 6 months to have a total of 5 Digger's BBQ Branded franchise stores. In the First three years of Franchise development Digger's will have a minimum of 25 Corporate Owned stores and 125 Franchisees Nationwide. Digger's BBQ's intention will be to open a minimum of 50 corporate stores a year and sell 100 franchises a year after initial franchise efforts.

Between years three and five Digger's BBQ intention is to expand to a total of 150 Corporate Owned Stores and 250 Franchise Stores for a minimum of 400 Stores representing the Digger's Brand.

NOTE: All numbers are based on the Company's Business Plan and Growth Plan, and based on the Company's Management's Experience in the Industry, and not the Company's Operating History. The Company is a Developmental Company and a Pre-Revenue Company, and no assurances can be given that the Company will achieve the numbers provided, or that the Company will be profitable.

USE OF FUNDS FOR THE MINIMUM OFFERING ($175,000) – Diggers BBQ Corporate Store One

Amount	Percentage	Details
$122,500	70%	Lease Deposit, Permitting, Build-out, Painting, Signage
$17,500	10%	Cost of Offering & Broker-Dealer Commissions
$7,500	5%	Subsidiary Company Formation, Licensing
$17,500	10%	Working Capital
$8,750	5%	Advertising

Detail Use of Funds per Restaurant ($200k per store):

USE OF FUNDS FOR THE MAXIMUM OFFERING ($1,000,000) – Diggers BBQ Corporate Store One

Amount	Percentage	Details
$175,000	17.5%	Diggers BBQ Store I (see breakdown of use of funds in the illustration above)
$175,000	17.5%	Diggers BBQ Store II (see breakdown of use of funds in the illustration above)
$175,000	17.5%	Diggers BBQ Store III (see breakdown of use of funds in the illustration above)
$175,000	17.5%	Diggers BBQ Store IV (see breakdown of use of funds in the illustration above)
$175,000	17.5%	Diggers BBQ Franchise Legal Filings and State Registrations
$75,000	7.5%	National Diggers BBQ Franchise Marketing & Advertising Campaign
$50,000	5%	Corporate Working Capital

- **Investment funds will be disbursed in the order detailed above. If the full offering is not raised, revenues from operations will be needed to fund the Company's growth.**

ITEM 6. DESCRIPTION OF BUSINESS

Overview: Digger's BBQ Franchises, Inc. www.DiggersBBQfranchise.com & http://www.diggersbbq.com, Formed as a C-Corp. in 2012. The corporation was formed for the purpose of developing, marketing, and franchising Digger's BBQ Fast Casual "*Express*" & Full size Quick Serve style restaurant franchises nationwide. The Company's goal is to provide:

- High quality Barbeque
- A variety of home-style side items
- Speed
- Convenience
- And the best customer service of any nationwide franchise chain.

Digger's BBQ Franchises, Inc. is currently seeking an equity investment of $1 million dollars for the second round of expansion funding. The Company will use the funds to expand by building corporate stores while simultaneously selling & developing franchises nationwide and worldwide.

Sales & Marketing Strategy: Digger's BBQ Franchises, Inc. began an internet marketing campaign in 2011. Since that time, the Company has had over 400 pre-qualified leads for potential franchisees to open in the U.S. in 2015 and 2016. The Company's Strategy is to open 200 company owned **"Express"** and Full Size **"QSR" (Quick Serve Restaurants)** stores, which focus primarily on Dine-in, catering and takeout in the next three years throughout the southeast and nationwide. In that same time frame we will focus on selling and opening 400 Franchises in the nationwide market.

This will allow Digger's BBQ Franchises, Inc. to create uniformity throughout the southeast as well as nationwide, and create a **"BUZZ"** about Digger's BBQ as the most unique new franchise concept. This strategy will appeal to potential franchisees, as they seek new opportunities to invest in, because they will see the number of Digger's BBQ locations popping up adding a sense of credibility to our Corporate Brand Identity.

Original-Investment by Founders: **$500,000**

Market Information:

Target Market: We expect the market for Digger's BBQ Franchises to be quite diverse, as it is beneficial to any person or enterprise looking to invest in a great business opportunity with systems to sustain growth. We are working closely with marketing companies in monitoring the response to their initial promotional efforts.

Potential franchisees are looking to invest in something new, different, and unique instead of the same oversaturated market of pizza, burgers, and ice cream. Digger's BBQ intends to be the Brand leader in this **$4 Billion dollar** untapped BBQ Industry market by offering the only true **"All Inclusive Turnkey"** franchise model for $150k total Investment which also includes equipment.

Use of Funds:
Funds will be used to build, grow, market, and manage the nation's first and most unique Barbeque QSR ("*Quick Serve Restaurant*") Franchise. Our focus being on two unique concepts which are our "***Express***" & Full Size "***QSR***" stores focusing on dine-in, takeout, and catering.

Funds will be used to open 100 Digger's BBQ Restaurants in the first two to three years. In the First year Digger's will have a minimum of 50 Corporate Owned stores and 50 Franchisees Nationwide. In Year Two and Three, Digger's BBQ's will open a minimum of 50 corporate stores a year and sell 100 franchises a year.

At the end of year three Digger's BBQ will have a total of 150 Corporate Owned Stores and 250 Franchise Stores for a minimum of 350 Stores representing the Digger's Brand.

Financial Summary: Management anticipates an aggressive yet cost-effective strategy to result in progressively improving revenues and subsequently profits. Revenues are expected to improve from $654,000 per store in year 1 to more than $1,500,000 per store by the 5th year of operations. Earnings before interest, taxes and depreciation are expected to reach over $300,000 per store in year 5, up from modest profits in the initial year of the project. The five-year forecast of profits is based moderately on the Management's experience in the industry, and not on the Company's Operating History, as the Company is currently a developmental Company and has yet to receive any revenues. Earnings are per location and will be multiplied by 300 in the first 5-7 years dependent on how many locations we are able to develop.

Income Categories	**Per Store/Per Day**	**Income Detail:Ticket Price pp***
Lunch Sales	$1,300	162 people @ $8 pp*
Night Sales	$700	88 people @ $8 pp*
Catering Sales	$500	50 people @ $10 pp*
Total Income: Daily	$2,500	
Total Income: Weekly	$15,000	6 days a week x's $2,500
Total Income: Monthly	$65,000	$2500 a day x 26 days a Month
Total Income: Annualy	**$780,000**	

*** pp is per person**

	$ Amount Per Store	**Expense Detail Breakdown**	**% of Gross Inc.**
Expense Categories		Based on Industry Standard	32%
Total Food Cost	$250,000	2000 Sq. Ft @ $22 per Sq. Ft.	5%
Lease	$45,000	$76k for GM/AGM $80k Labor	20%
Total Labor	$156,000	Power, Water, Gas, TV, Int etc...	2%
Utilities	$15,000	$1,000 per month Adv. Pool	1.50%
Advertising & Marketing	$12,000	$2k per month Royalty to corp.	3%
Corporate Royalties	$24,000	General Liabilty & worker's Comp	0.06%
Insurance	$5,400	State sales tax avg 4-7%	7%
SC Tax	$54,000		**71%**
Total Expense Yearly	**$561,400**		
		Total Income	**$780,000**
		Total Expense	**$561,400**
		Total Profit (EBIT) 29%	**$218,600**
		Annual Profit X's 100 Stores	**$21,800,000**

Company History & Overview

Digger's BBQ Franchises, Inc. was founded in July of 2012. Mr. Ruiz is the CEO and retains 100% ownership of the enterprise. No outside capital has been used to fund the operations of the enterprise. The enterprise was founded based on the industry demand for a fast casual restaurant that could deliver high quality food, extreme value, great customer service, and maintain the speed of service of a typical fast food restaurant without sacrificing the atmosphere of a sit down restaurant.

The Company currently operates its first Flagship Location at 3217 Wade Hampton Blvd., Taylors, South Carolina 29687. The website for the Company is http://www.DiggersBBQ.com.

Utilizing new systems and techniques, created by Mr. Ruiz, Digger's BBQ Franchises, Inc. has transformed from a mom and pop restaurant to a small reputable franchise in South Carolina. Digger's BBQhas been able to satisfy demand and has quickly gained a reputation of producing high quality food under the Digger's BBQ Brand Name.

Over the past few years, the Company has been working non-stop on the QSR BBQ Franchise prototype, and in late 2010 we finally revealed what we think is going to revolutionize the **"QSR"** Franchise industry, the "***Digger's BBQ Full Size QSR & Express***" Franchises.

The Full size QSR (Quick serve restaurant) is 2500 sq. ft., and can seat an average of 100 people and has strong dine-in appeal. The "Express" version is a 1500 sq. ft. restaurant with a slightly smaller menu than the full size version and has the option to have a drive up window.

Digger's BBQ is the future of franchising. Not only are we focused to become the nation's first true barbeque franchise chain in this $4 BILLION Dollar untapped market, but we have eliminated the number ONE issue with Franchising which are high startup cost and high royalties.

Digger's BBQ franchise model will be offered at a low total cost of $150k average total investment which includes an equipment and furniture package. Our franchise model is several hundred thousand lower in cost than the industry average startup cost of $400k. Also, our royalty structure will be a flat fee of $1000 a month for the first two years to get the franchisee off the ground. After the first two years of a flat fee royalty, we will raise the royalty to a traditional royalty of 5% of gross sales.

The Company currently operates an "Express" franchise in the small Taylors, SC Market as a prototype franchise (This is not owned by the Company, but will be acquired by the Company at a later date). This current store was chosen to prove our franchise model. It is situated in a residential market as appose to a highly prime commercial market that the majority of our restaurants will be in. We did this to prove our franchise model because we knew that if we can succeed in this small market we can succeed in any market.

Products:

Digger's BBQ offers three lines of high quality food products which include; Hickory smoked BBQ, grilled marinated chicken, and fork tender fall off the bone ribs. Diggers' also has a variety home-style side items including homemade macaroni and cheese, fresh Cole slaw, and barbeque baked beans.

Digger's BBQ uses a variety of distinct sauces which are classified regionally into three categories; ketchup base, mustard base, and vinegar base. These sauces are the three main sauces used in barbeque throughout the US, but what makes Digger's BBQ unique is that we are the only company that uses all three. Most restaurants use one sauce or the other, but Digger's BBQ uses all three to meet our customer's needs as we encompass all regional taste. This is a major component to our point difference because with BBQ being extremely regional we make ourselves truly franchisable by incorporating each region's taste into our business model and products.

Our product is not just our food, but it is also the "Express" 1500 sq. ft. restaurant franchise model & the Full Size "QSR" 2500 Sq. Ft restaurant model as a whole. Digger's BBQ uses everything from the speed of service, the quality of our food, consistency, customer service, colors, uniforms, and even our designs to create a product that creates a unique experience for each and every customer we serve. We sell directly to these customers using direct mail, word of mouth, and coupons.

We expect the market for Digger's Barbeque Franchises to be quite diverse, as it is beneficial to any person or enterprise looking to invest in a great business opportunity with systems to sustain growth. Whether you are a "stay at home" mom, single dad, or a former VP of a down sized company, Digger's BBQ has a franchise model that meets every point of need. That is the main reason we created these two unique concepts. With our unique system we can cater to any unique need the potential individual franchisee might have.

Our franchise model is priced well below the industry average franchise at a modest investment of $150k total cost which includes all the equipment. This will open the opportunity to the average Joe looking to get out of the rat race and own their own business without a huge initial investment.

Market Analysis Summary

The BBQ market is a **$4 Billion dollar a year** market and it has very limited nationwide, or regional "Brand Names" (two largest names being Famous Daves and Dickey's Barbecue Pit) recognized BBQ Franchise chains, and that is mainly because it is all about regional tastes. Carolina style, Memphis style, and Texas style are the main markets of BBQ.

The sauce in each region is also quite diverse. One place serves vinegar base, the other mustard and some tomato base sauces. Digger's BBQ has eliminated this issue because we cater to everyone's regional taste by having each region's style as well as the type of BBQ that each region is used to.

The Barbeque market is made up of mostly mom and pop's restaurants or large steak houses. This leaves a huge hole in this untapped market for a quick serve style BBQ concept. Our intention is to create smaller and more cost effective restaurants and to become the Subway of BBQ.

Throughout the US, when researching BBQ restaurants, you will typically find a local mom and pop BBQ restaurant or large Steak house style BBQ restaurant. You will never find a true National Brand name recognized Quick Serve Style (QSR) BBQ restaurant, Why? Because it does not exist!!

Digger's Barbeque has now created a concept that will do for BBQ what Starbucks did for coffee or what Subway did for sandwiches. For example coffee has been around for some time now, but when Starbucks came along they took over and made it a monopoly. We want to monopolize the barbeque market.

We have recently updated our concept with two revolutionary concepts that will take the franchising industry by storm and they are: Diggers BBQ "EXPRESS" which is a small 1500 Square ft. restaurant preferably with a drive-up or Drive through window and seats 40-60 people for dine-in and catering also like a Chinese restaurant but with BBQ instead and we already have one of these sold as a franchise also, and second, we have Diggers Barbeque Full size QSR which is a 2500 sq. ft. building which will be mainly focused on the Dine in aspect as well as catering, and compete in the QSR Market.

Market Segmentation

The prospects for our products are usually Individuals (blue and white collar workers) ages 20-50, however, families and married couples are beginning to visit our store more often. Their objectives are mainly to receive a high quality meal with great service at a great price. The proven ability to meet the many diverse needs of the true Barbeque lover, in regards to variety, is the reason the prospect wants to purchase from us.

The potential franchise market for BBQ is such a large market that we feel strongly that just an honest approach to what we offer as a franchise in a well-organized professional manner will be the selling point for most potential franchisees.

Chart: Market Analysis (Pie)


Market Analysis (Pie)
Males 18-50
Males 50+
Females 25-50
Females 50+
Families
Small Businesses
Mid-Size Companies
Large Companies
Churches

The major market segment for our BBQ products are males ages 20-50 years old. The secondary market segment is females ages 18-40 which include mothers, college students, and wives. Our Market Segment Strategy will be to sell directly to these customers using direct mail, word of mouth, and coupons.

Also, in this tech age, we will be using a heavy strategy of marketing on Social Networks such as Facebook and Twitter. Digger's BBQ will also invest a portion of the initial investment on local and regional advertising mediums such as print, radio, and television advertising of our $5 BBQ plate special. We feel that this $5 tax included BBQ sandwich plate special will revolutionize the way people see value in the restaurant industry the way McDonald's dollar menu change the value system of the fast food market.

As for the marketing of our franchises, we have limited the marketing to the southeast U.S. with plans to expand throughout the southeast and U.S. in the coming two years. We will also use Trade shows, Craigslist, and Internet Franchising portals as our primary source for marketing potential leads for franchise expansion.

Industry Analysis

BBQ is the next **HOT** Trend in Franchising. With Barbeque franchises still being a relatively new idea to the franchise market, there is still a huge potential for Digger's Barbeque to become the Nation's only true brand name recognized QSR BBQ restaurant.

The Digger's BBQ Franchise business plan is to attempt to do what Starbuck's did for Coffee, what Subway did for sandwiches and have the hot streak that Five Guys Burgers and Fries is having in Franchising.

We will be the **ONLY** Brand of barbeque because we have recognized the huge gap in the industry and we have hands on analysis of what is missing for both the customer of the restaurant and the potential franchisee. The gap is an all-inclusive approach for the customer in that they no longer have to travel back to the Carolina's to get great BBQ or any other region because we carry **ALL** their favorite regional products!

For the potential franchisee we have eliminated the main problem with any franchise in this industry and that is the high initial startup cost, high royalties, and the high ongoing overhead of a restaurant. The fact that we offer the complete opposite to the struggles of a start-up franchise in itself would be more than enough to penetrate the market, but we go a step further and offer Flat fee royalties for all new franchisees for the first two to three years which as most know are the most significant years for franchise survival!

Competition and Buying Patterns

There are three enterprises who are Digger's BBQ most likely near term competitors, the strongest being Brand named fast-food franchises such as Subway. A list of these competitors is shown below.

Competing Enterprise Name	Competing Product Name
1. Mom and Pop BBQ Restaurants	Home-style BBQ
2. Sonny's Barbeque	Barbeque pork and Beef
3. Brand name food franchises	Brand named products like a sub-sandwich or Big Mac

In general the competition has average profit margins, but their market strength is greater than Digger's BBQ Franchises, Inc's. They have established excellent credibility in the marketplace. Past history would indicate the group has considerable experience. They appear to have a very strong commitment to the marketplace; however, current conditions place them in a position that, if necessary, abandoning the market is an acceptable alternative. They have the basic skills to successfully compete in the market and if history is any indicator, they will respond to our market entry efforts in a non-aggressive manner. This group of competitors will present a slight challenge to Digger's BBQ Franchises, Inc's growth.

Overall, though there is competition, in the case of Digger's BBQ Franchises, Inc. will be in a position in which competition will actually drive sales. By actually having locations near competitors we are actually driving food traffic to our business thus it is safe to say that competitors are not a direct hindrance to the Growth of Digger's BBQ Franchises, Inc.

Operations, Strategy, and Implementation Summary

Digger's BBQ strategy is to leverage its existing local Brand awareness and take advantages of new prime locations in the local market. By using established clientele, and reputation; and couple this with its new brand image we have created, we will not only refresh the Digger's BBQ brand but also continue to wow the customer.

Digger's BBQ has created a system to create a value added product/service experience to its existing customers and to enhance appeal to attract new customers to Digger's BBQ. In short, the company seeks to create a value-added approach to its eating establishments and bring in new customers to achieve both a higher margin than previously experienced and increase overall profitability through new customers. We will do this by creating the first ever "**TAX FREE MENU**"-in other words the menu includes taxes in the price.

This Tax free menu will be headlined by our $5 BBQ sandwich plate special. This is a BBQ sandwich, baked beans, fresh cole slaw, and a sweet tea all for $5 Tax included. The closest to this is Subway's $5 foot long, but the main difference is that Subway's version is not tax included and only includes the sandwich. We believe that by offering this over-the-top value we will establish ourselves as the best price for product restaurant in any market. In this economy this is the perfect strategy for increasing brand awareness and in-store sales.

We will use unique and creative advertising to draw attention to our unique value of our menu as well as leaving a lasting impression of our Digger's BBQ Brand. Radio, T.V., Print, and Internet advertising will be our main channels of getting new customers and inform existing customers of our extreme value.

From a franchising perspective we want to use a $1 million dollar equity investment by the second quarter of 2014 to open a number of company owned stores at an average cost of $100,000 to $150,000 per store and to begin our selling of franchises nationwide.

Digger's BBQ's initial expansion focus will be in the upstate of South Carolina primarily in Greenville, SC market. The Upstate of SC is an upcoming market that has attracted such companies as Michelin, BMW, Hitachi, Lockheed, and Amazon. The market in Greenville, SC has also been named in many national media as a "Top Ten" place to live and build a business as noted on The Today Show.

Digger's BBQ has already chosen the first 10 locations for its next corporate owned stores. These stores will be in strip mall areas with strong traffic and strong anchors. The first three corporate stores will located specifically in the Haywood road, Pelham road, and Woodruff road markets which are the highest traffic markets in Greenville, SC. These are strong markets that have many established food franchises that bring in tons of food traffic already and will allow us to tap into the flow of customers that already exist in these areas.

Typical build-out of a Digger's BBQ franchise will only take 60 to 90 days from lease signing. Factors include licensing (DHEC, Fire Marshall, City approval etc.), corporate formation, light construction, painting, hiring staff, corporate formation per location, and training. We have simplified our franchise system to make it as easy as possible to open a restaurant in the fastest time possible to maximize the time it takes to start making money for investors and franchisees.

From June 2014 to June 2016 our intention is to open the first 50 corporate owned stores and within this same year sell 100 franchises at an average price of $150k or $15 million total gross franchise sales.

From June 2016 to December 2017 we would like to equal our first year's two years intention by opening an additional 50 corporate owned stores and sell 200 franchises for a total of 200 corporate owned stores and 300 franchises sold at $150k average per store or a $30 million total gross franchise sales by the end of 2017.

Strengths

1. **Knowledgeable and friendly staff.** We've gone to great lengths at Digger's BBQ to find people with a passion for people. Our staff is both knowledgeable and eager to please each customer.

2. **State-of-the art serving system.** From the moment you walk in a Digger's BBQ restaurant you are treated with honor and respect. We take your order with clarity and speed allowing the customer to get the most out of their time in this hustle and bustle age.

3. **Up-scale ambiance.** When you walk into Digger's BBQ, you'll feel the difference. From the color scheme to the flat-screen monitors inset into the walls, each store provides a cozy hideaway for meetings and small friendly gatherings. Large tables with plenty of Natural lighting provide the clean & bright atmosphere that makes each store so inviting!

4. **Clear vision of the market need.** Digger's BBQ knows what it takes to build an upscale Barbeque restaurant. We know the customers, we know the product, and we know how to build the service that will bring the two together.

   - Strong relationships with suppliers that offer credit arrangements, flexibility, and response to special product requirements.
   - Excellent and stable staff, offering personalized customer service.
   - Great retail space that offers flexibility with a positive and attractive, inviting atmosphere.
   - Strong merchandising and product presentation.
   - Good referral relationships with local and nationwide vendors.

Competitive Edge

Digger's BBQ's Competitive edge is its ability to understand the totality of the market needs. Digger's BBQ is the only BBQ franchise focused on meeting each customer's regional taste.

As an individual restaurant, Digger's BBQ is the leader in BBQ value by having the first **TAX INCLUSIVE** menu.

As a Franchising company, Digger's BBQ is the most cost effective franchise with all inclusive packages that include equipment, flat fee introductory royalties, and the lowest initial start-up cost of any franchise in the QSR industry at $150k average total investment.

Marketing Strategy

Digger's BBQ marketing strategy will include the use of targeted print media advertising, direct selling, and Social network media to drive in customers looking for a unique BBQ experience. We will capitalize on existing relationships with vendors who have stated their willingness to do whatever it takes to help us grow the Digger's BBQ Brand Nationwide.

We have positioned ourselves as a differentiated provider of the highest quality BBQ products around as well as the best franchise opportunity in the QSR industry. The primary goal of all marketing efforts will be to communicate this to existing and potential customers as well as future franchisees.

Sales Strategy & Promotions

Digger's BBQ's sales strategy is simple and that is we offer the best product for the best price to create value that each and every customer appreciates. We have created two concepts that will revolutionize the franchising industry in the area of marketing and advertising to new customers.

We created a tax free menu at **http://www.diggersbbq.com/Menu.php** The menu is structured to have each item on the menu have the actual price you pay. That way we take the guess work out ordering for our customers. No more figuring out tax in your head to make sure you have enough for your meal. Now what you **"SEE"** is what you **"PAY"**.

The Second sales strategy is our **$5 Full Meal Deal.** In this case we did not invent the wheel but we made it better. Just like Subway's $5 Sub sandwich, we have a $5 Sandwich but we made it better.

For **ONLY $5** you get a Regular BBQ sandwich plate, beans, slaw, and a tea for **ONLY $5 tax included.** Digger's BBQ will also implement frequent buyer cards to encourage the consumer to visit our stores multiple times a week. Digger's BBQ will also offer special "VIP" cards to our preferred clients such as investors, lenders, and select customers that have brought value and connections to our brand.

This strategy will be our entry point into every new market as being the best food value deal in the business and we plan on using this in our future Grand opening advertising campaigns.

Digger's BBQ's Sales Strategy for our Franchisees is also to Offer the best deal in the business. A true win/win situation in which Startup costs are a fraction of what typical franchises cost starting at $150k. We also offer a Flat fee Royalty for the first 1 to 2 years in which the royalty would be between $750 to $1000 a month for the entire year. This will help the franchisee with getting the business off the ground.

For both the individual franchise store sales and actually selling franchises, we will use the most cost effective advertising channels available such as Trade shows, internet franchise portals, standard print media, and the huge potential of social network advertising.

Below are Financial Results of Similar Companies executing the same Franchise Methodology to be implemented by the Company. To dates, the Company has generated no revenues and has no operating history, the below references are supplied only as an illustration of successful franchise models. Because the Company is using the same franchise model formulas as those detailed below, it does not in any way guarantee success.

- **<u>The Potbelly Company:</u>** (*Source, Potbelly Company's final amended S-1 public filing in October of 2013*)
  - As of June 30, 2013, the Potbelly Company had a domestic base of 286 shops in 18 states and the District of Columbia. Of these, the Potbelly Company operates 280 stores and franchises operate six stores. In addition, there are 12 franchises stores in the Middle East. Total store growth was 16.0% over the prior year.
  - The Potbelly Company achieved positive comparable sales growth in twelve of the last thirteen quarters through fiscal quarter end June 30, 2013.
  - From 2011 to 2012, the Potbelly Company increased its total revenue 15.5% to $274.9 million, with an adjusted EBITDA of 17.6% to $31.5 Million, and the Potbelly Company's net income for the year ended December 30, 2012 to $7.1 Million, excluding a $16.9 Million non-cash tax benefit as a result of releasing a valuation allowance against the Company's deferred tax assets.
  - From 2008 to 2012, the Potbelly Company increased its store-level profit margin by 520 basis points to 20.7% (store-level profit margin measures net store sales less store operating expenses as a percentage of net store sales).

- **<u>The Habit Burger Grill Company:</u>** (*Source, Company's initial S-1 public filing from October 2014*)
  - The Habit Burger Grill Company has grown from 26 locations across three markets in California as of December 31, 2009 to 98 locations across ten markets in four states as of August 25, 2014, and company had a compound annual growth rate ("CAGR") from 2009 to 2013 of 34.5%
  - The Habit Burger Gill Company has generated 42 consecutive fiscal quarters of positive comparable restaurant sales growth, due primarily to increases in customer traffic.
  - The Habit Burger Grill Company has grown its company-owned restaurant AUV's from approximately $1.2 Million in fiscal year 2009 to approximately $1.7 Million as of July 1st, 2014, representing an increase of 33.9%
  - From fiscal year 2009 to fiscal year 2013, the Habit Burger Grill Company's revenue increased from $28.1 Million to $120.4 Million, net income increased from $0.1 Million to $5.7 Million and adjusted EBITDA increased from $1.9 Million to $14.7 Million.

- **<u>El Pollo Loco Holdings, Inc.:</u>** (*Source, Company's final amended S-1 public filing from July 2014*)
  - El Pollo Loco Holdings, Inc. ("El Pollo Loco") achieved positive comparable restaurant sales growth in 11 consecutive quarters through the fiscal year ended March 26, 2014
  - El Pollo Loco's annual AUV grew from $1.5 Million in 2011 to $1.8 Million in 2013
  - From 2011 to 2013, El Pollo Loco increased its restaurant contribution margin for its company-operated restaurants by 230 basis points to 21.0% and from March 27, 2013 to March 26, 2014, El Pollo Loco increased its restaurant contribution margin for its company-operated restaurants by 160 basis points 22.1%.
  - From 2011 to 2013, El Pollo Loco increased its total revenue by 15.2% to $314.7 Million, increased its adjusted EBITDA by 39.2% to $55.0 Million, and decreased its net loss from $32.5 Million to $16.9 Million. Included in the net loss figures for 2011 and 2013 were expenses for early extinguishment of debts totaling $20.2 Million and $21.5 Million, respectively.

Issues Regarding Franchises:

Because of false starts in attempts to regulate franchising at the Federal level in the 1970's, many states jumped into the void and passed state statutes and regulations controlling the offering and sale of franchises and business opportunities within their boundaries. Eventually the plan for federal regulation gained momentum and the Federal Trade Commission Franchise rule (16 C.F.R. Part 436) was adopted as an overlay to the numerous state regulatory schemes that had been adopted in the interim. As a result, today the franchise industry is subject to a complex web of regulations that differ from the Federal level to the State level and differ widely from State to State.

Who Regulates Franchising?

Franchising is regulated by the U.S. Federal Trade Commission (FTC) and by various state agencies. The FTC Franchise Rule applies everywhere in the United States. A state's franchise laws usually apply only if:

- the offer or sale of a franchise is made in the state; or
- the franchised business will be located in the state; or
- the franchisee is a resident of the state.

What is a franchise?

Federal Law.

Under the FTC Franchise Rule, there are 3 elements of a franchise:

1. Trademark. The franchisee is given the right to distribute goods and services that bear the franchisor's trademark, service mark, trade name, logo, or other commercial symbol.

2. Significant Control or Assistance. The franchisor has significant control of, or provides significance to the franchisee's method of operation. Examples of significant control or assistance include:

- approval of the site
- requirements for site design or appearance
- designated hours of operation
- specified production techniques
- required accounting practices
- required participation in promotional campaigns
- training programs
- providing an operations manual

3. Required Payment. The franchisee is required to pay the franchisor (or an affiliate of the franchisor) at least $500 either before (or within 6 months after) opening for business. Required payments include any payments the franchisee makes to the franchisor for the right to be a franchisee. These include franchise fees, royalties, training fees, payments for services, and payments from the sale of products (unless reasonable amounts are sold at bona fide wholesale prices).

If all 3 elements are present, then the relationship will be a "franchise" for purposes of the FTC Franchise Rule.

State Law.

State law definitions of franchises vary, but there are several common themes:

In 12 states, the 3 elements of the legal definition of a "franchise" are:

- *Marketing Plan.* The franchisee is granted the right to engage in the business of offering, selling or distributing goods or services under a marketing plan or system substantially prescribed by the franchisor.
- *Association with Trademark.* The operation of the franchisee's business is substantially associated with the franchisor's trademark, trade name, service mark, etc.
- *Required Fee.* The franchisee is required to pay a fee, directly or indirectly.

These States are California, Illinois, Indiana, Iowa, Maryland, Michigan, North Dakota, Oregon, Rhode Island, Virginia, Washington, and Wisconsin.

In 5 other States, the 3 elements of the legal definition of a "franchise" are:

- *Trademark License.* The franchisee is granted the right to engage in the business of offering, selling or distributing goods or services using the franchisor's trademark, trade name, service mark, etc.
- *Community of Interest.* The franchisor and franchisee have a community of interest in the marketing of goods or services.
- *Required Fee.* The franchisee is required to pay a fee, directly or indirectly.

These states are Hawaii, Minnesota, Mississippi, Nebraska, and South Dakota.

In Connecticut, Missouri, New York and New Jersey, the definition of a "franchise" involves some (but not all) of the elements in these 17 states. Finally, in Arkansas, Delaware and Florida, the state definitions are unique, and not like any other state.

What kind of franchise laws are there?

There are 3 general categories of laws regulating franchises: disclosure laws, registration laws, and relationship laws.

Disclosure laws regulate things like:

- required pre-sale disclosures;
- prohibited franchise sales practices; and
- mandatory cooling-off period before franchise sales.

Registration laws require things like:

- registration of the franchise;
- registration of franchise salespersons; and
- registration of franchise advertising.

Relationship laws govern certain aspects of the relationship between franchisor and franchisee, such as:

- grounds for terminating a franchise;
- notice and cure periods before termination;

- grounds for not renewing a franchise; and
- equal treatment of franchisees.

What are the most common types of violations of franchise laws?

- Offering or selling an unregistered franchise
- Failing to provide a UFOC on time
- Failing to provide all required disclosures in the UFOC
- Making misrepresentations to franchisee prospects
- Improperly terminating or not renewing a franchise

What are the penalties for violating franchise laws?

Governmental penalties for violating franchise laws can include fines, permanent bans on engaging in franchising, freezing of assets, money damages for victims, and even jail sentences. These penalties can be applied to the franchisor, and to its officers, directors, and managers who formulate, direct or control the franchisor's activities. The violation of state franchise laws is typically treated under the statutes as either a fraudulent and deceptive trade practice, or a misdemeanor, or a felony. In some states, a franchisee who has been harmed by the franchisor's conduct can be awarded money damages (including punitive damages and attorneys fees), or cancellation of the franchise agreement and reimbursement of all fees paid to the franchisor.

DISCLOSURE LAWS

The FTC Franchise Rule requires franchisors to provide each prospective franchisee with a disclosure document, which is sometimes called an offering circular, at a certain point early in the process of offering and selling a franchise.

Laws in more than a dozen states also require franchisors to provide a similar disclosure document. Because the FTC format for disclosure does not satisfy the state-law requirements in these states, most franchisors choose to use the UFOC (Uniform Franchise Offering Circular) format which is acceptable in all of the registration states. The UFOC Guidelines are lengthy and detailed requirements for the preparation of a UFOC. See UFOC Outline for a discussion of these requirements.

The franchisor must give the UFOC to the prospect at the earlier of:

- the first face-to-face meeting with the prospect involving a discussion about the sale of a franchise; or
- at least 10 business days before the prospect signs any agreement with the franchisor; or
- at least 10 business days before the prospect pays any money to the franchisor.

The franchisor also must provide the prospect with a *complete* version of the franchise agreement (with all blanks filled in) at least 5 business days before the prospect signs any agreement or pays any money.

STATE REGISTRATION LAWS

Franchise Registration.

The FTC Franchise Rule does not provide for any registration of a franchise with the Federal Trade Commission, so there is no federal registration of franchises. However, various states require that franchises, business opportunities and seller-assisted marketing plans must be registered with the state before they can be sold in the state. The franchise registration states (and initial filing fees) are:

- California (US$675)
- Hawaii (US$250)
- Illinois (US$500)
- Indiana (US$500)
- Maryland (US$500)
- Michigan (US$250)
- Minnesota (US$400)
- New York (US$750)
- North Dakota (US$250)
- Rhode Island (US$500)
- South Dakota (US$250)
- Virginia (US$500)
- Washington (US$600)
- Wisconsin (US$400)

In most of these states, registration involves a review of the UFOC by a franchise regulator, who checks to make sure the UFOC meets the state requirements. But, in a few states, the UFOC is simply filed.

State registrations are generally valid for 1 year. In some states, the effective period of registration is a full calendar year from the first registration date; but, in other states, the registration expires a certain number of days (typically 90 to 120 days) after the end of the franchisor's fiscal year. To renew registration, a franchisor must file a renewal application or annual report each year, which includes certain forms, an updated UFOC, and a filing fee. Maryland also requires franchisors to file quarterly reports.

The UFOC also needs to be updated every time there is a change to any of the material information regarding the franchisor or the franchise opportunity. "Material information" means information that a potential franchisee could consider important in making a decision whether to invest in a franchise. If there are any of these changes, then the franchisor must update its UFOC and file an amendment in the relevant registration states.

Business Opportunity Registration or Exemption.

There are a number of states that require registration of business opportunities and seller-assisted market plans. The statutory definitions of these types of business relationships are often broad enough to include franchises, but most of these states provide some type of exemption for franchises that comply with the FTC Franchise Rule. The exemption is automatic in some states. But, to claim this exemption in Kentucky, Nebraska and Texas, there is a one-time filing required. To claim the exemption in Florida and Utah, it is necessary to file each year. The franchise exemption in Connecticut, Maine, North Carolina and South Carolina is available only for franchisors that have obtained registration of the trademarks or service marks involved in the franchise. Franchisors who do not have these mark registrations will need to register their franchise under the business opportunity laws if they will offer franchises in these states.

Advertising Filing.

Some states require that all advertising for the sale of franchises must be filed with the state before they are published. These states include: California, Indiana, Maryland, Minnesota, New York, North Dakota, Rhode Island, South Dakota and Washington.

These states also generally have laws that restrict what franchisors can say in advertisements. These restrictions usually prohibit characterizing the franchise as a safe investment, or implying that state registration of the franchise means that the state has approved of the franchise. A few other states have similar content restrictions, but do not require the ads to be filed.

Salesperson Registration.

Most of the franchise registration states require the franchisor to file certain information about each person who will sell franchises in the state. This information includes the salesperson's home address and phone number, business addresses and phone number, social security number, date of birth, five-year employment history, and information about certain civil and criminal proceedings involving the person. These states include California, Hawaii, Illinois, Indiana, Maryland, Minnesota, North Dakota, Rhode Island, South Dakota and Washington. If the salesperson is not an employee of the franchisor, Illinois, New York and Washington require that additional detailed information be filed.

STATE RELATIONSHIP LAWS

There is no federal law governing franchise relationships, although in the 1990s new legislation on this topic was proposed in Congress several times. There are 19 states that regulate some aspect of the franchise relationship. These states include Arkansas, California, Connecticut, Delaware, Hawaii, Illinois, Indiana, Iowa, New Jersey, Michigan, Minnesota, Mississippi, Missouri, Nebraska, North Dakota, South Dakota, Virginia, Washington and Wisconsin.

Restrictions on Termination.

In all 19 states except for North Dakota, it is illegal for a franchisor to terminate a franchise agreement without good cause. "Good cause" usually includes things like:

- the franchisee become insolvent or bankrupt;
- the franchisee voluntarily abandons its operations;
- the franchisee is convicted of a crime relating to the franchise operations; or
- the franchisee fails to substantially comply with its material obligations under the franchise agreement.

These laws typically require the franchisor to give the franchisee written notice of the proposed termination a certain number of days before the termination. This advance notice period ranges from 30 to 120 days. These laws also usually provide the franchisee with an opportunity to cure the default, although there are often exceptions for defaults that cannot be cured such as voluntary abandonment, bankruptcy, and criminal conviction.

Restrictions on Non-Renewal.

State laws do not require franchise agreements to include a provision for renewal of the franchise after the end of the initial term. But, if a franchise agreement does have a renewal provision, then the franchise relationship laws in 12 states restrict the franchisor's ability to not renew the franchise. Most of these state treat non-renewal just like termination. This means that a franchisor must renew the franchise unless there is good cause no to, and the franchisee has been given the required advance written notice and opportunity to cure. These states include: Arkansas, Connecticut, Delaware, Hawaii, Iowa, Indiana, Minnesota, Mississippi, Missouri, Nebraska, New Jersey and Wisconsin.

The relevant laws in California, Illinois, Michigan and Washington require the franchisor to give the franchisee advance written notice of non-renewal (typically at least 6 months), and they impose certain restrictions or requirements on the franchisor in some circumstances, such as repurchase of the franchisee's assets, or waiver of any non-competition restrictions.

Repurchase Obligations.

In 10 states, the franchisor must repurchase some or all of the franchisee's furnishings, equipment, inventory, supplies and other assets following the end of the franchise relationship. These states include: Arkansas, California, Connecticut, Hawaii, Illinois, Iowa, Michigan, North Dakota, Washington and Wisconsin. Most of these states allow the franchisor to offset any money the franchisee owes to the franchisor. In Arkansas and California, the repurchase obligation is only imposed in certain situation where the termination or non-renewal by the franchisor violates state law. In Connecticut, the law requires the franchisor to repurchase certain of the franchisee's assets following any termination of the franchise, and in Hawaii and Washington, the repurchase obligation applies to terminations and non-renewals. The repurchase requirement is more limited in Illinois, Iowa, Michigan, North Dakota and Wisconsin.

Transfer Restrictions.

In 10 states, it is illegal for a franchisor to refuse to allow a transfer of the franchise without good cause. These states include: Arkansas, California, Hawaii, Indiana, Iowa, Michigan, Minnesota, Nebraska, New Jersey and Washington. Many of these states permit a franchisor to have a right of first refusal to purchase the franchise prior to a transfer. The California and Indiana statutes limit the circumstances in which transfer must be allowed. In California, the spouse, heirs and estate of a deceased franchisee/dealer can operate the business, if they qualify, or they can transfer the business to a qualified third party. Indiana simply grants the spouse, heirs and estate of a deceased franchisee/dealer the right to operate the business for a reasonable period of time.

Other Restrictions.

There are various other restrictions or requirements imposed on franchise relationships by state law. Some of these include:

- *Encroachment.* The franchisor's ability to open a new unit in the vicinity of a franchise's existing unit is regulated in Hawaii, Indiana, Iowa, Minnesota and Washington.
- *Free Association.* It is illegal for a franchisor to prohibit free association among franchisees or to prohibit them from participating in a trade association in Arkansas, California, Hawaii, Illinois, Iowa, Michigan, Minnesota, Nebraska, New Jersey, Rhode Island and Washington.
- *Good Faith / Reasonableness.* A franchisor must deal with its franchisees in a commercially reasonable manner and/or in good faith in Arkansas, Hawaii, Iowa, Minnesota, Nebraska, New Jersey and Washington.
- *Management.* It is illegal for a franchisor to require or prohibit any change in the management of the franchisee without good cause in Arkansas, Minnesota, Nebraska and New Jersey.
- *Marketing Fees.* It is illegal to collect marketing fees from franchisees and not spend them on marketing in Arkansas.
- *Non-Compete Agreements.* The scope of a franchisee's non-competition agreement is limited in Indiana, and Louisiana.

- *Non-Discrimination.* It illegal for a franchisor to discriminate among similarly situated franchisees in Hawaii, Illinois, Indiana, Minnesota and Washington.

- *Non-Waiver.* A franchisee's waiver of any of the protections provided to it under state law is illegal or unenforceable in every state.

- *Required Purchases.* There are limits on a franchisor's ability to require franchisees to purchase supplies, inventory, goods and services from the franchisor or designated sources in Hawaii, Indiana, Iowa and Washington.

REMAINDER OF PAGE LEFT BLANK

Business and Industry
Greenville, South Carolina

CONTENTS

I. Executive Overview

Many companies in Greenville and the Upstate of South Carolina are widely recognized as strong competitors in the global marketplace. As a medium-sized market, the ten-county Upstate region comprises one of the strongest manufacturing centers in the country. The region is known for its ability to attract international and domestic firms by providing a pro-business environment and all the amenities necessary for business growth. And as Harvard Business School professor and author Rosabeth Moss Kanter writes in *World Class: Thriving Locally in the Global Economy*, "The history of the region's economic development is a lesson for business and community leaders seeking to understand what is required to achieve world-class status and bring local residents into the world economy."

Greenville County is the centerpiece of the region considered to be the "economic engine of South Carolina" and is the most populous county in the state. Since its beginning as a small farming community in 1786, Greenville County has grown into a large and diverse metropolitan area and one of the southeast region's premiere areas for business. Over the past thirty years, Greenville has transformed itself from the textile capital of the world into a destination for corporate office, manufacturing and warehousing/distribution operations. Greenville is now home to world-class companies such as 3M, Lockheed, General Electric, Samsung and Michelin.

Companies are drawn here by our favorable tax rates, market accessibility and the quality and availability of our workforce. In fact, South Carolina's workforce was ranked in #5 in the nation; 8th best for access to transportation in all its modes; and 6th best for "cost of doing business" by CNBC's 2010 Top States for Business. And in fDi Magazine's 2009/2010 "*North American Cities of the Future*", the City of Greenville ranked # 1 among "micro cities".

Greenville County has announced over $1.1 Billion in new capital investment and over 7,000 new jobs in last five years. The SC Department of Commerce indicates that Greenville is home to more corporate headquarters than any other region in South Carolina. Additionally, as of 2010, Greenville County was home to more than 50 Fortune 500 companies.

Investment in Greenville County (announced)

Year	New Jobs	New Investment
2006	1,926	$298.5 Million
2007	681	$183.2 Million
2008	1,556	$181.3 Million
2009	909	$185.4 Million
2010	2,083	$251.9 Million
Five Year Total	**7,155**	**$1.1 Billion**

Source: Greenville Area Development Corporation

Fortune 500 Companies in the Upstate, 2010

*Companies in Greenville County, Source: Fortune Magazine, and SC ACOG

Company	Rank
3M*	95
Air Products & Chem.*	273
Ameriprise Financial	269
Apache	271
Aramark	189
AT&T Inc.*	7
Automatic Data Proc.*	285
Auto-Owners Insurance	418
Avery Dennison	382
Avnet	142
Avon Products*	228
Bank of America Corp.*	5
BB&T Corp.*	285
Black & Decker	358
Caterpillar*	55
C H Robinson Worldwide*	349
CH2M Hill	381
Charles Schwab*	465
Charter Communications*	413
Cigna*	129
Cisco Systems*	58
Coca-Cola *	72
Conoco Phillips	6
Continental Airlines	183
CSX*	259
Cummins	218
Dana	355
Delta Air Lines	84
Dollar General	185
Duke Energy*	181
Eastman Chemical	415
Eaton Corp*	194
FedEx*	60
Fluor Corporation*	111
Gannett Publications*	370
General Electric*	4
Goodrich*	334
Goodyear Tire & Rubber	141
Graybar Electric*	470
Honeywell	74
Humana	73
Ingram Micro*	86
IBM*	20
International Paper	104
Jacobs Engineering Group*	203
Johnson Controls	83
Kelly Services*	479
Level 3 Communications	148
Liberty Mutual Ins. Group*	71
Lockheed Martin*	44
Manpower*	143
Marathon Oil	41
Marriott International*	213
Marsh & McLennan*	221
McGraw-Hill*	383
McKesson	14
MetLife*	51
Mohawk Industries	382
Morgan Stanley*	70
Mosaic*	231
Newell Rubbermaid*	373
Norfolk Southern*	287
Northrop Grumman	61
Northwestern Mutual*	115
Owens Corning	432
Parker Hannifin	231
Pepsi Bottling*	174
Pfizer, Inc. (Capsugel)	282
PPG Industries*	190
Prudential Financial*	65
Quest Diagnostics*	308
R.R. Donnelley & Sons	240
Rockwell Automation*	478
SCANA	489
Sealed Air*	487
Smurfit-Stone Container	374
Southwest Airlines	229
Textron*	220
Thrivent Financial for Lutherans*	342
Timken	452
Unisys	482
United Parcel Service*	43
US Airways Group	222
Verizon Communications*	13
W.W. Grainger*	349
Walgreen	32
Wal-Mart Stores	1
Waste Management	198
Wells Fargo*	19
Xerox*	145
Yum Yum Brands	282

3

II. Major Headquarters

Selected Greenville County Headquarters Listing: International, North American, National, and Regional

Company Name	Product/Service	Type	Website
Agfa Corporation	Photographic Films – Technology	Regional	www.agfa.com
Bi-Lo Corporation	Grocery Sales	Regional	www.bi-lo.com
Charter Communications	Broadband Communications	Regional	www.charter.com
Fluor Corporation	Engineering, Procurement, Construction, and Maintenance Services	Regional	www.fluor.com
Hubbell Lighting	Lighting	International	www.hubbelllighting.com
General Electric	Engineering	COE	www.ge.com/innovation/greenville/index.html
Guardian Building Products	Building Materials	Corporate	www.guardianbp.com
CertusBank	Financial Services	National	www.certusbank.com
Kemet Corporation	Capacitors	International	www.kemet.com
Lockheed Martin Aircraft	Aircraft Maintenance	International	www.lockheedmartin.com
Michelin North America	Radial Tires	North American	www.michelin.com
Nutra Manufacturing	Pharmaceuticals	National	www.nutramfg.com
ScanSource Incorporated	Internet Systems	International	www.scansource.com
Span-America Medical Systems	Medical Products	National	www.spanamerica.com
SYNNEX	Information Technology	Regional	www.synnex.com
Verizon Wireless	Communications	Regional	www.verizonwireless.com

Source: SC Department of Commerce, The Upstate Alliance, Reference USA, and GADC

III: Business and Industry Overview

Industry Sector by Facility Count, Greenville County and Upstate Region

Sector	NAICS	Greenville	Upstate Region
Total Private and Government	10	12,041	28,666
Total, Private	10	11,762	27,638
Goods Producing	101	1,830	4,823
Natural Resources & Mining	1011	26	168
Construction	23	1,153	2,881
Manufacturing	31-33	651	1,774
Durable Goods		379	1,070
Non Durable Goods		272	704
Service Providing	102	9,932	22,815
Trade, Transportation & Utilities	1021	2,836	7,054
Wholesale Trade	42	899	1,788
Retail Trade	44-45	1,648	4,556
Transportation / Warehousing	48-49	279	640
Utilities	221	13	57
Information	51	218	397
Financial Activities	1023	1,244	2,711
Professional & Business Services	1024	2,312	4,408
Education & Health Services	1025	1,034	2,485
Leisure & Hospitality Services	1026	1,162	2,864
Other Services (except Public Administration)	81	1,126	2,896
Total Government	10	279	1,028

Source: Quarterly Census of Employment & Wages, 2010 Annual Averages, SC DEW

2010 Facility Count by Selected Industry Sector, Greenville County


Construction
1153
Manufacturing
651
Wholesale Trade
Retail Trade
1648
Transportation / Warehousing
279
Information
218
Financial Activities
1244
Professional & Business Services
2312
Educational & Health Services
1034
Leisure & Hospitality Services
1162
Total Government
279
0
500
1000
1500
2000
2500

5

Average Monthly Employment by Industry Sector, Greenville County & Upstate SC

Sector	NAICS	Greenville	Upstate Region
Total Private and Government	10	225,017	517,704
Total, Private	10	196,725	429,216
Goods Producing	101	37,549	112,280
Natural Resources & Mining	1011	515	1,586
Construction	23	8,984	20,517
Manufacturing	31-33	28,050	90,198
Durable Goods		13,883	47,814
Non Durable Goods		14,168	42,385
Service Providing	102	159,176	316,937
Trade, Transportation & Utilities	1021	45,636	102,183
Wholesale Trade	42	10,749	20,916
Retail Trade	44-45	26,805	63,019
Transportation / Warehousing	48-49	7,832	15,305
Utilities	221	250	1,217
Information	51	5,443	7,890
Financial Activities	1023	11,790	21,377
Professional & Business Services	1024	43,454	65,965
Education & Health Services	1025	24,231	52,395
Leisure & Hospitality Services	1026	22,382	54,161
Other Services (except Public Administration)	81	6,239	12,966
Total Government	10	28,292	88,489

Source: Quarterly Census of Employment & Wages, 2010 Annual Averages, SC DEW

2010 Employment by Selected Industry Sector, Greenville County



Construction
8984
Manufacturing
28050
Wholesale Trade
10749
Retail Trade
26805
Transportation / Warehousing
7832
Information
5443
Financial Activities
11790
Professional & Business Services
43454
Educational & Health Services
24231
Leisure & Hospitality Services
22382
Total Government
28292
0
5000
10000
15000
20000
25000
30000
35000
40000
45000
50000

6

IV. Manufacturing Overview

Largest Manufacturing Employers in Greenville County

Company	Employees	Product/Service
Michelin North America*	4,000	Radial tires, Headquarters, R & D
General Electric	3,200	Gas turbines / Engineering
Sealed Air Corp – Cryovac Division	1,420	Plastic bags and plastic film
Honeywell*	875	Gas turbine component parts / R&O
Lockheed Martin Aircraft	800	Aircraft maint. and modification
ABB (Baldor)	668	Speed changers, Gear reducers
House of Raeford (Columbia Farms)	650	Processed poultry
Mitsubishi Polyester Film LLC	631	Polyester film
Milliken & Company*	570	Yarn & non woven fabrics
Nutra Mfg USA	550	Vitamins and supplements
Drive Automotive (Magna)	550	Automotive body panels

*includes multiple locations. Source: SC ACOG and GADC

Largest Manufacturing Employers in Upstate Region

Company	Employees	County	Product/Service
Michelin North America	8,358	Multiple	Radial tires, Headquarters, R & D
BMW Manufacturing Corp	5,500	Spartanburg	Automobiles
Milliken & Company	3,902	Multiple	Textile Mfg / R&D
General Electric	3,200	Greenville	Gas turbines / Engineering
Sealed Air Corp - Cryovac	2,520	Multiple	Plastic bags & film
The Timken Company	1,680	Multiple	Screw machine parts
Nestle USA	1,500	Cherokee	Frozen prepared foods
Duke Energy	1,500	Oconee	Power Generation
Robert Bosch Corp	1,380	Anderson	Automotive components
Fuji Film	1,200	Greenwood	Photographic products

Source: SC ACOG and GADC

Manufacturers Database

Go to the Greenville Area Development Corporation website (www.gogadc.com) to view and download the Greenville County Manufacturer's Directory.

Manufacturing Sector by Facility Count, Greenville County and Upstate Region

Industry	NAICS	Greenville	Upstate Region
Food Manufacturing	311	32	42
Textile Mills	313	30	117
Textile Mill Products	314	30	45
Apparel Manufacturing	315	8	13
Wood Product Manufacturing	321	17	69
Paper Manufacturing	322	20	44
Printing and Related Support activities	323	54	109
Chemical Manufacturing	325	59	133
Plastics & Rubber Products Manufacturing	326	33	93
Nonmetallic Mineral Product Manufacturing	327	26	72
Primary Metal Manufacturing	331	7	30
Fabricated Metal Product Manufacturing	332	110	295
Machinery Manufacturing	333	62	156
Computer & Electronic Product Manufacturing	334	15	32
Electrical Equipment & Appliance Manufacturing	335	22	42
Transportation Equipment Manufacturing	336	21	72
Furniture and Related Product Manufacturing	337	36	80
Miscellaneous Manufacturing Industries	339	63	118

Source: Quarterly Census of Employment & Wages, 2010 Annual Averages, SC DEW

2010 Facility Count by Maunfacturing Sector, Greenville County


NAICS 311
NAICS 313
NAICS 314
NAICS 315
NAICS 321
NAICS 322
NAICS 323
NAICS 325
NAICS 326
NAICS 327
NAICS 331
NAICS 332
NAICS 333
NAICS 334
NAICS 335
NAICS 336
NAICS 337
NAICS 339
32
30
30
8
17
20
54
59
33
26
7
110
62
15
22
21
36
63
0
20
40
60
80
100
120

8

Average Monthly Employment by Mfg Sector, Greenville County & Upstate SC

Industry	NAICS	Greenville	Upstate Region
Food Manufacturing	311	1,943	2,459
Textile Mills	313	1,373	8,615
Textile Mill Products	314	988	1,636
Apparel Manufacturing	315	234	298
Wood Product Manufacturing	321	194	1,556
Paper Manufacturing	322	882	2,282
Printing and Related Support activities	323	637	1,745
Chemical Manufacturing	325	4,052	8,426
Plastics & Rubber Products Manufacturing	326	4,021	10,486
Nonmetallic Mineral Product Manufacturing	327	584	2,263
Primary Metal Manufacturing	331	63	319
Fabricated Metal Product Manufacturing	332	2,595	6,990
Machinery Manufacturing	333	6,016	9,943
Computer & Electronic Product Manufacturing	334	578	1,456
Electrical Equipment & Appliance Manufacturing	335	1,219	4,399
Transportation Equipment Manufacturing	336	1,434	11,083
Furniture and Related Product Manufacturing	337	543	862
Miscellaneous Manufacturing Industries	339	658	1,494

Source: Quarterly Census of Employment & Wages, 2010 Annual Averages, SC DEW

2010 Average Monthly Emplyment by Mfg. Sector, Greenville County


NAICS 311
1943
NAICS 313
1373
NAICS 314
988
NAICS 315
234
NAICS 321
194
NAICS 322
882
NAICS 323
637
NAICS 325
4052
NAICS 326
4021
NAICS 327
584
NAICS 331
63
NAICS 332
2595
NAICS 333
6016
NAICS 334
578
NAICS 335
1219
NAICS 336
1434
NAICS 337
543
NAICS 339
658
0
1000
2000
3000
4000
5000
6000
7000

9

V. Select Call Centers

Company Name	Empl.	Type
Agilysys (Kyrus Corporation)	123	Inbound Customer Service
ABB (Baldor)	90	Inbound Customer Service
Benefitfocus	70	Inbound Customer Service
Charter Communications	375	Inbound Customer Service
Concentrix (formerly BSA Sales)	144	Outbound Technology Marketing Service
Duke Energy	100	Inbound Customer Service
Ford Motor Credit Company	550	Inbound Customer Service
Infor (DataStream Systems)	100	Inbound Customer Service
Level One	350	Inbound Marketing Service
Michelin Tire Corporation	300	Inbound Customer Service
Perceptis*	10-15	Inbound Customer Service
Resurgent Capital Services	460	Inbound Customer Service / Collections
Samsung Networks America, Inc	600	Inbound Customer Service
Sealed Air Corp	125	Inbound Customer Service
UPS	200	Inbound Customer Care / Outbound Sales
Ventus Capital	200	Inbound Customer Service / Outbound Collections
Verizon Wireless	1,200	Inbound Customer Service
Windstream Communications	207	Inbound Customer Service / Outbound Sales

*Perceptis announced 200 jobs on January 15, 2011
Source: GADC

VI. Select Technology and Software Development Companies

Company	Service
Infor (formerly DataStream)	Manufacturing Maintenance software
AHOLD	Data Management – Grocery
TetraData Corp	School District Analysis Software
Agilysys (formerly Kyrus Corp)	Point-of-Sale Software
PromoPipeline, LLC	Promotions Packaging Software
ScanSource	Internet Systems, POS, ADC
Solutience	Custom Manufacturing Solutions
Asobous	Sports Software
Ebridge	Business Process Automation
IBM	Programming, Insurance Software
EDS	Data Management, Applications Maintenance

Source: GADC

VII. Select Distribution Centers

Selected Companies	Product/Service	Empl
Anderson Hardwood	Flooring	150
Atlas Cold Storage	Refrigerated products	35
C&S Wholesale (BiLo Distribution)	Food Products	950
Coca-Cola Bottling Company	Soft drinks	100
Diversified Distribution Systems	Retail products	50
Expert Med	Medical products	30
Gordon Food Service	Food products	50
Lanxess (formerly Bayer Corporation)	Industrial Products	25
Nissan North America Inc	Auto parts	45
Pet Dairy	Dairy products	75
ScanSource	Technology products	430
Super Duper Inc	Education materials, catalog sales	62
Confluence Watersports	Kayaks, canoes and accessories	40
WW Grainger	Industrial Products	20

Source: GADC

VIII. Transportation & Logistics

The Upstate of South Carolina has over 14,000 miles of state and county maintained highways. Among these are several major interstate systems including I-85, I-26, I-385 and I-185. Interstate I-85 is the backbone of the region. Passing thru the Upstate, I-85 stretches from Petersburg, VA to Atlanta, GA and southern Alabama and connects the southeast with the northeast. Greenville also connects with I-26 to the east, allowing access to the South Carolina ports.

Airports

South Carolina's largest airport, the **Greenville-Spartanburg International Airport (GSP)** is the major aviation facility in the Upstate. Located just 20 minutes from downtown Greenville on I-85, GSP provides both passenger and cargo service. The airport handles over 1.25 million passengers annually and is served by seven passenger and four cargo airlines. With a recent $100 million expansion, the airport's runway now measures 11,001 feet and is capable of handling any aircraft flying today. GSP was voted 7th most user-friendly small airport in the nation in a survey by Conde' Naste Traveler.

www.gspairport.com

Located adjacent to the Palmetto Exhibition Center and only three miles from Greenville's Central Business District, the **Greenville Downtown Airport (GMU)** serves as the "Corporate Gateway" to Greenville. GMU is a modern and attractive facility with a wide variety of tenants that offer a full range of aviation services.

www.greenvilledowntownairport.com

The SC Technology and Aviation Center (SC TAC) features a public airport designed to meet a variety of aviation-related business needs. **Donaldson Field (GYH)** has an 8,000 foot primary runway that can handle virtually any landing gear configured aircraft and it has a Category 1 Instrument Landing System. SCTAC is well suited for air freight/cargo services as well as aviation MRO and other aviation-related business needs.

www.sc-tac.com

Rail

Greenville County is served by two major railroads, Norfolk-Southern and CSX Transportation, and a short-line railroad, Carolina Piedmont. Norfolk-Southern provides direct service to the Port of Charleston (second day delivery). All major metropolitan areas in the United States are accessible within three to six days by rail.

www.csx.com www.norfolksouthern.com http://www.railamerica.com/RailServices/CPDR.aspx

Port of Charleston

One of the busiest container ports along the Southeast and the Gulf coasts and a leader in productivity and efficiency, the Port of Charleston has been a major global center of commerce and trade for three centuries. The Port offers the deepest channels in the region - capable of accommodating 8,400-TEU vessels drafting up to 48 feet - and provides convenient access to global markets. To prepare for coming years, Charleston is heavily investing in its new and existing terminals with a 10-year, $1.3-billion capital plan. A new terminal (Navy Base Terminal) that will boost container capacity in the port by 50% is set to open in 2018.

www.port-of-charleston.com

Logistics

Motor Freight

Greenville's location along I-85, the southeast's major freight corridor, provides the area with a large, consistent supply of trucks from numerous specialized trucking carriers serving the United States. There are over 70 freight lines in the Greenville-Spartanburg area, half of which have terminals.

- One-day trucking service reaches 44 percent of the country's population and 27 percent of the nation's manufacturing output.
- Overnight trucking service is available to most of the southeast.
- All major eastern markets are within two traveling days.

Air Freight

Two Federal Inspection Stations (FIS) consisting of Customs, Immigrations and Agriculture are located at the GSP airport. The first FIS facility located under the south concourse is designed to handle 250 international passengers per hour. The second FIS location on the north cargo ramp is designed to handle cargo and corporate aircraft that require international clearance.

The north end of the GSP airport is home to a 120,000 square foot FedEx facility. This facility, completed in 2001 provides FedEx with the capability to sort up to 3000 packages per hour.

Cargo Statistics at GSP Airport

Year	Cargo Tons
2010	24,668
2009	19,826
2008	26,735
2007	28,283
2006	26,853

Source: GSP Airport Commission


2012 REGIONAL
ECONOMIC
SCORECARD
The Greenville Chamber's 5th
Annual Income Competitiveness Report
INSIDE:
Overview.......................2
The Competition..........3
Prosperity....................4
Jobs.............................5
Human Capital 6
Innovative Activity......8
Entrepreneurial Environment.............10
Industry Strength......12
Leadership & Engagement..............14
"A strategy without metrics is just a wish."
-Emery Powell, Texas Instruments

The 2012 Regional Economic Scorecard

Upstate South Carolina is competing on the world's stage for talent, technology, capital, and jobs. As our competition becomes increasingly intense, how well-positioned are we for success?

As we strive to build a premier business community, we must keep score and deliver clear metrics to detail paths to improvements in our competitive position and prosperity. Leaders and residents must engage in the conversation in order to make the broad efforts necessary to creating significant improvements.

The Greenville Chamber launched the annual Economic Scorecard project in 2007 after noticing a long-term downward trend in the region's per capita income relative to the nation. The Chamber contracted economic researchers at Clemson University to provide an objective study to measure and help develop a better understanding of what contributes to strong income growth.

The Scorecard is a collaborative project supported by these partner organizations who play key leadership roles in promoting strategies for improving our primary metric – Per Capita Personal Income (PCPI):

- *ACCELERATE!* (a Greenville Chamber initiative to impact economic competitiveness)
- Community Foundation of Greenville
- United Way of Greenville County
- University Center of Greenville
- Upstate SC Alliance

We will highlight several Community Strategies impacting PCPI in this report, and acknowledge that many more are in place throughout the region. The goal of the Scorecard is to provide information and direction to help create policies and allocate resources that positively impact the prosperity of our region.

Clemson Model

Income growth is determined by four broad inputs: Human Capital, Innovative Activity, Entrepreneurial Environment and Industry Strength. The Economic Scorecard model provides an objective assessment of these four indices based on statistical analysis.



Outcomes of competitiveness

- Income, jobs and sustainable development

Environment for development

- Industrial composition
- Physical infrastructure
- Social, cultural and institutional environment

Competitiveness inputs

- Human Capital
- Innovative Activity
- Entrepreneurial Environment
- Industry Strength

Greenville MSA, Upstate SC

In this chart, two areas of the Upstate are highlighted: the three-county Greenville Metropolitan Statistical Area (MSA) and the 10-county Upstate SC region. Both areas have been measured throughout this report.


Greenville MSA
Greenville
Cherokee
Pickens
Spartanburg
Oconee
Union
Anderson
Laurens
Abbeville
Greenwood


The Competition
The Scorecard compares the Greenville MSA and Upstate SC to peer and target regions. The peer regions (11) were selected by a statistical cluster analysis of 118 metro areas in the Southeast along 23 dimensions. While each community has unique characteristics, there is enough structural similarity to designate them as an economic peer. The target regions (4) are considered "best in class" in terms of economic development and wealth creation.
- Peer regions
- Target regions
1 - Per Capita Personal Income (PCPI) Ranking
Louisville PCPI: $36,992 Pop: 1,285,891
Lexington PCPI: $36,015 Pop: 473,568
Greensboro PCPI: $34,296 Pop: 725,192
Richmond PCPI: $41,260 Pop: 1,260,396
Knoxville PCPI: $35,054 Pop: 699,258
Nashville PCPI: $40,138 Pop: 1,594,885
Raleigh PCPI: $39,479 Pop: 1,137,297
Charlotte PCPI: $38,895 Pop: 1,763,969
Greenville PCPI: $33,917 Pop: 638,968
Little Rock PCPI: $38,512 Pop: 702,253
Jackson PCPI: $36,270 Pop: 540,072
Columbia PCPI: $34,412 Pop: 769,947
Charleston PCPI: $36,121 Pop: 667,713
Birmingham PCPI: $38,734 Pop: 1,129,068
Jacksonville PCPI: $39,550 Pop: 1,348,702
Austin PCPI: $38,736 Pop: 1,728,247
US Average PCPI: $39,937
Source: US Bureau of Economic Analysis
3

Defining Regional PROSPERITY

Per Capita Personal Income (PCPI)

Personal Income includes all sources of income (wages, interest, dividends, governmental transfers, etc.) in a region. Per Capita Personal Income (PCPI) is total income divided by total population.



Per Capita Personal Income Relative to U.S.
105.0
102.5
100.0
97.5
95.0
92.5
90.0
87.5
85.0
82.5
80.0
77.5
US=100
Greenville County
Greenville MSA
Upstate SC
UPTICK
1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Greenville County saw the longest decline in relative PCPI from 1999 to 2009. While income increased each year, the growth rate was not as robust as that of the nation's, creating the increasing gap between Greenville and the US.

If Upstate SC's PCPI was on average with the nation, we would have an additional $11.1 billion in spendable income. Greenville County alone would have an additional $1.59 billion in spendable income.

What are we losing?

$11.1 billion

Spendable Income in Upstate SC

The good news is that the most recent data (2010) shows an uptick in PCPI. Time will tell if this is the beginning of a true change in direction as it will take several years of incline to be confident that long-term, positive change has occurred. In the meantime, organizations are working diligently to make improvements in the Upstate.



4

Employment | Jobs

Employment Gains/Losses, During Recession and Recovery



- Recession
- Recovery
Charleston MSA
Charlotte MSA
Columbia MSA
Greenville MSA
4%
3%
2%
1%
0%
-1%
-2%
-3%
-4%
-5%
-6%
-7%
-8%
-9%
3.2%
-4.9%
3.6%
-8.2%
3.0%
-6.5%
3.8%
-8.8%

Source: US BLS, State and Area Employment, Hours and Earnings Program, Not Seasonally Adjusted

"Greenville is one of the Top Metros for Employment Spring 2012"

-Forbes Magazine

The Greenville MSA was hit harder than other regions during the recent recession (December 2007 to June 2009) with total employment falling by 8.8%. Among our Scorecard regions, only Charlotte also lost more than 8% of its employment base. While the Greenville MSA has seen a faster rate of recovery than other areas, more ground needs to be covered to make up for the losses incurred.



Total Employment in Upstate SC



- Times of recession
620,000
600,000
580,000
560,000
540,000
520,000
500,000
480,000
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Economic restructuring process continues as less productive industry is shed
Economic recovery begins with more productive industry

"The Upstate has seen an economic restructuring and a deep recession in the span of a decade, as witnessed by deep restructuring-based losses in textiles and recession-based losses in construction. However, employment levels are rebounding, especially in higher productivity, higher pay manufacturing jobs as witnessed by a 37% increase in earned income per manufacturing job in the Greenville MSA from 2001 to 2010."

-Dr. David Hughes,
Clemson University

HUMAN CAPITAL

Investing in Skills That Matter

"The days when low wages, low taxes and cheap land could attract industry have long since passed. Today, workforce quality is essential for economic development."
-Bruce Yandle, Clemson University

With increased skills and education come higher incomes. Therefore, investment in education and training programs at all levels is critical to our region's future. Access to training programs closely aligned with the current and projected needs of our business community is critical. Just as important is student ability to complete these programs.

Indicators

High school graduates
Percent of labor force with a high school diploma.

Associate degrees
Percent of labor force with an associate degree.

Bachelor degrees
Percent of labor force with a bachelor's degree.

Graduate or Professional degrees
Percent of labor force with a graduate or professional degree.

Knowledge workers
Percent of employment in occupations classified as management, business/operations, finance, computers, math, architecture, engineering, sciences, law, education, health care, arts, design, entertainment and media.



110
105
100
95
90
85
Target Cities
Raleigh/Durham........ 124.9
Austin...................... 115.8
Charlotte 104.0
Nashville 100.3
South Carolina.......... 98.1
US Average
0.5
-2.2
0.9
-0.5
-2.8
0.3
-1.6
-0.3
-0.5
-1.3
1.9
0.3
106.1
105.7
102.7
100.6
100.0
98.1
98.1
94.4
94.3
93.9
91.4
90.1
89.7
CHARLESTON
COLUMBIA
RICHMOND
LEXINGTON
JACKSONVILLE
GREENVILLE MSA
JACKSON, MS
LITTLE ROCK
LOUISVILLE
BIRMINGHAM
UPSTATE SC
GTR. GREENSBORO
KNOXVILLE
-X
X
Indicates index point change from 2009
6

How do we compare?

The Greenville MSA continues to be ranked in the middle of the pack and Upstate SC lags the other areas. Both areas experienced slight declines in this index.

Current Education Rankings Among Peer Regions

	Greenville MSA	Upstate SC
High School Diploma	12	13
Associate Degree	5	2
Bachelor Degree	6	13
Graduate/Professional Degree	7	12



Education pays



- Unemployment Rate in 2010
- Median Weekly Earnings in 2010
1.9
Doctoral degree
$1,550
2.4
Professional degree
$1,618
4.0
Master degree
$1,272
5.4
Bachelor degree
$1,038
7.0
Associate degree
$767
9.2
Some college, no degree
$712
10.3
High school diploma
$626
14.9
Less than a high school diploma
$444

Note: Data are for 2010, annual averages for persons age 25 and older. Earnings are for full-time wage and salary workers.

Source: Bureau of Labor Statistics, Current Population Survey

Community Strategy

Greenville Region Workforce Collaborative

Despite significant economic development announcements over the past few years, actual hiring has lagged in certain sectors and overall unemployment rates remain high. This is happening across the US, and a driving factor is a lack of qualified applicants for certain occupations.

Workers without the experience and/or qualifications necessary for competitive wage positions often resort to jobs that pay less than a livable wage. These under- or unemployed individuals are earning a fraction of what they could if they had certain skills and experience, which dampens the region's PCPI.

Based on the Upstate's strong manufacturing presence and growth outlook, the Greenville Region Workforce Collaborative (GRWC) creates partnerships focused on the advanced manufacturing workforce, leveraging employer input to assist job seekers in meeting workforce goals. Under the leadership of the United Way of Greenville County, the mission of the GRWC is to raise, coordinate and direct funding and advocacy in support of innovative workforce partnerships that link low-income workers with sustainable employment in industries critical to our region.

Currently focused on the transportation cluster, the two-year goals for the collaborative include:

- Alignment of training programs to create a sustainable pipeline of qualified workers
- Providing foundational skills training and support services for 200 job seekers
- Increased employment and earnings for these individuals.

With continued success in the transportation cluster, the GRWC will explore opportunities for developing talent pipelines for other key clusters. This demand-pull strategy for workforce development will help to increase wages, thereby increasing PCPI.

"70 percent of the 200+ companies we have interviewed since 2007 cited workforce issues as one of their top three challenges to doing business."

-Greenville Works Annual Report

INNOVATIVE ACTIVITY

Generating New Ideas, Technologies, Products and Processes

"Operational excellence secures the present. Innovation excellence secures the future."
- Roger Milliken (1915 - 2010), Past Chairman & CEO of Milliken Company

The Upstate is building upon several existing advantages in terms of innovation. We have long been strong in terms of patent production, thanks to significant corporate R&D activity, a strong engineering base, and world-class research universities.

Indicators

Percent of employment in computer, science and engineering occupations

Graduate students in science, engineering, and health sciences per 10,000 residents



150
125
100
75
50
25
Target Cities
Austin 269.7
Raleigh/Durham........ 264.8
Charlotte 67.6
Nashville 64.7
South Carolina.......... 55.7
US Average
-6.9
3.9
-6.0
2.6
-1.1
0.1
-6.8
9.6
-3.2
-1.4
-3.6
2.1
-0.7
123.8
115.5
88.1
83.2
80.5
75.5
69.3
60.4
59.5
53.7
52.8
40.2
37.5
LEXINGTON
GREENVILLE MSA
KNOXVILLE
RICHMOND
COLUMBIA
UPSTATE SC
LITTLE ROCK
CHARLESTON
BIRMINGHAM
GTR. GREENSBORO
LOUISVILLE
JACKSON, MS
JACKSONVILLE
Indicates index point change from 2009
8

How do we compare?

The Greenville MSA has tended to fare well on this Index, with Upstate SC falling in the middle of the pack. Greenville MSA saw the third largest increase in this measure with Upstate SC also seeing a slight uptick.

Patenting activity per capita increased for both the Greenville MSA and Upstate SC. Only Raleigh saw a bigger percentage increase in the number of patents per 10,000 employees. At the same time, the percentage of graduate students in science, engineering and health sciences increased at a healthy pace.

One area of decline was the percent of the workforce employed in computer, science and engineering occupations. This may be more of a function of the economic downturn than a shift in corporate R&D strategies.

Employment in Computer, Science and Engineering Occupations, Greenville Metro



2008
2009
2010
10,000
8,000
6,000
4,000
2,000
0
Total Employment
8,665
10,089
7,523
4,231
5,186
4,667
2,206
2,594
1,487
Architecture and Engineering
Computer and Mathematical
Life, Physical and Social Science

Source: US Census Bureau, 2010 American Community Survey

Community Strategy

Innovation and Talent



Candidates for the NEXT Intern Program meet at the NEXT innovation Center for panel interviews with NEXT CEOs.

High rates of innovation depend on a deep base of talent across critical sectors with high reliance on the information technology, engineering and science disciplines. Increasing the linkage between students and recent college graduates in these areas of study and the business community is key to increasing income growth.

The Greenville Chamber has developed the following two initiatives to help foster this activity.

NEXT



NEXT
INNOVATE. COMMERCIALIZE. GROW.

The NEXT community of innovation-intensive companies has developed an internship program that focuses on hiring interns in a variety of positions from marketing and software development to graphic design and grant writing.

PULSE



PULSE
Young professionals in action

PULSE, the Chamber's young professionals organization, has launched PULSE Talent, an intern program designed to support a variety of companies in the area by offering a series of events ranging from arts, career and networking workshops, leadership lunches, and social events, all with the goal to increase the connection to the Greenville community.

Graduate Programs

Vibrant graduate degree programs in key areas such as science, engineering and health sciences lead to innovation. Such higher education programs are growing with the help of the University Center of Greenville, USC Upstate, Furman University, and other area institutions. Clemson University's International Center for Automotive Research (CU-ICAR) has demonstrated tremendous potential with the graduation of the United State's first-ever Ph.D. in Automotive Engineering. Corporate research partnerships with CU-ICAR continue to grow, with at least 30 formed since 2004. Most recently, the Center for Emerging Technologies opened its doors to innovative firms wanting to have a close relationship with this institution.

ENTREPRENEURIAL ENVIRONMENT

Turning Innovative Ideas into Viable Commercial Enterprises

The much-vaunted "gales of creative destruction" created through the cycle of business churn is key to increasing PCPI, significantly through business productivity gains.

"Young businesses have higher productivity levels and faster productivity gains than more mature businesses, particularly in the early years. In effect, the churning process replaces lower productivity businesses with new, more productive ones, thereby increasing productivity and raising living standards."

- Kauffman Foundation

Indicators

Business churning
Total number of establishment births and deaths as a percentage of all firms in an area.

Establishments per 1,000 employees
Number of businesses in an area, presented per 1,000 employees.

Proprietors' income share
Percentage of an area's income generated by self-employed business owners.

Employment in business services
Share of regional employment in the professional and technical services industries.



105
100
95
90
85
80
US Average
Target Cities
Austin 117.7
Nashville 113.2
Raleigh/Durham........ 107.6
Charlotte 97.5
South Carolina.......... 88.3
-1.4
5.5
1.6
0.9
-0.3
-0.4
0.9
0.8
1.4
-4.0
-2.9
0.6
0.8
101.5
99.8
97.8
97.5
94.7
87.2
86.9
86.4
85.3
83.7
83.5
81.7
81.0
CHARLESTON
JACKSONVILLE
JACKSON, MS
BIRMINGHAM
KNOXVILLE
RICHMOND
LITTLE ROCK
COLUMBIA
GREENVILLE MSA
LEXINGTON
LOUISVILLE
UPSTATE SC
GTR. GREENSBORO
-X
X
Indicates index point change from 2009

10

How do we compare?

The Region is making progress here, but we started well behind the national level. The Greenville MSA advanced two places in the ranking and Upstate SC saw modest improvement, with no change in rank order. A much faster rate of improvement is needed to catch up to the nation.

Within the index, the Greenville MSA increased on three of four sub-measures, but is still far behind the nation in terms of proprietor's income, and employment in professional, scientific and technical industries, key to supporting innovative firms.

Wage differential
in Greenville County


$40,179
Average Annual Pay for All Firms
$76,664
Average Annual Pay for High-Impact Firms

Sources: US BLS, QCEW Program and Greenville Chamber

Community Strategy

Iron Yard Labs



As competition for high-impact technology and talent continues to grow, communities differentiate themselves by providing a supportive environment for the launch and growth of new ventures. Summer 2012 marks the beginning of an exciting project in Greenville. The Iron Yard Labs (formerly The Next Big Thing) is a 13-week startup accelerator. Part of the TechStars Network (the top accelerator program in the world), the Iron Yard Labs will select ten companies – typically web and mobile software developers – to spend the summer in Greenville. These firms will receive seed funding along with three months of mentorship, office space, legal and accounting services, in-house design support, and the opportunity to pitch their business to hundreds of investors. *ACCELERATE!* funded the launch of the Iron Yard Labs.


THE
iron
YARD

NEXT Facilities

In 2011, the NEXT Innovation Center in downtown Greenville reached full capacity. This facility houses a broad range of high-impact companies in various sectors. With this space fully leased, the Greenville Chamber is leading community efforts to plan for additional facilities in the region targeting high-value sectors such as software, manufacturing, and biomedical. Having a number of inter-related facilities focused on the needs of particular industries positions Greenville for strong growth. The NEXT Innovation Center has received national attention from features in *Men's Journal* and *Fast Company*, highlighting the value of having this type of facility in the region.


NEXT

INDUSTRY STRENGTH

Developing a strong portfolio of industry and occupational expertise

While much of the region's ability to compete comes from new ideas and new firms, a significant portion is determined by what has come before. The region's current economic base and structure largely affects future performance. The most common way to measure this base is in terms of industry clusters: similar firms, suppliers, and related institutions. Once known at the Textile Capital of the World, the Upstate's current cluster base is composed of Aerospace, Automotive, Bioscience, Energy, and Advanced Materials.

The ideal situation is for a region to have a number of deep clusters with connecting services that can support many clusters.

"Economic development prospects are most promising in regions with a diversity of industry clusters, and where the industries represented by these clusters are competitive, innovative, and growing."
- Dr. David Barkley, Clemson University

Indicators

- **Concentration of jobs in high wage industries (traded industries only)**
- **Concentration of industry jobs in high wage occupations (traded industries only)**
- **Employment Diversity Index**
- **Employment per Square Mile**



115
105
95
85
75
Target Cities
Charlotte 122.2
Raleigh/Durham........ 115.8
Austin..................... 112.7
Nashville 112.2
South Carolina.......... 74.4
US Average
-2.2
108.3
3.1
102.0
0.7
101.7
4.6
94.4
-0.1
92.5
-1.2
90.7
-1.6
90.2
-1.8
89.3
-0.8
86.5
-0.3
82.6
0.3
82.2
-0.9
81.6
1.0
76.5
Indicates index point change from 2009
JACKSONVILLE
RICHMOND
LOUISVILLE
KNOXVILLE
BIRMINGHAM
GTR. GREENSBORO
GREENVILLE MSA
LITTLE ROCK
CHARLESTON
LEXINGTON
COLUMBIA
JACKSON, MS
UPSTATE SC
12

How do we compare?

The Upstate has slightly improved its position here. As in other areas, we are starting at a lower level than our peers. We stand at about 91% of the US rate for having high-wage industries, but only about 79% for high-wage jobs. This implies that there are additional opportunities to attract higher paying, higher skilled jobs to the region. As we continue to upskill the workforce and focus on key industries, this will continue to improve.



Upstate SC Job Creation and Capital Investment


Capital Investment
Jobs Created
$2,000M
$1,600M
$1,200M
$800M
$400M
$0
6,250
5,000
3,750
2,500
1,250
0
2007
2008
2009
2010
2011
2012(YTD)

Cumulative totals since 2007

$7.95 billion
Total investment

28,393
Jobs created

Source: Upstate SC Alliance

Community Strategy

Adaptability

What's working now is what's worked for decades – our adaptability. A great example of this can be seen in the Advanced Materials sector. Originating from our experience as a textile force, materials have evolved and support many of the current target industries – from advanced textiles used in today's automobiles, to the carbon fiber used in aircrafts, and even the nanotechnology used in solar panel development.

Effective Public-Private Partnerships

Our strengths also lie in an ability to create effective public-private partnerships. Successful partnerships can be seen throughout the region at the Clemson University International Center for Automotive Research, the Advanced Materials Center, the South Carolina Technology and Aviation Center, and the newly announced genetic research center.

By leveraging our adaptability and effective partnerships, economic development organizations are able to market and recruit companies in high-value target sectors. As we experience success through increased capital investment and job creation, we will begin to close the PCPI gap.

The region has the components to successfully compete – a strong industry base, supportive universities, an engaged technical college system, and a business-friendly environment. As stressed throughout this Scorecard, workforce issues continue to be of critical importance to our success. While organizations are collaborating, more work must be done to ensure that we are optimized for the benefit of the area. It takes engaged leadership dedicated to finding necessary solutions, and we are confident that we have that leadership in our region.

Business Leadership & Engagement

As reported in this Scorecard, increasing PCPI requires the dedication of many organizations. From improving human capital outcomes to increasing the start-up rate of new ventures, work is being done.

Human Capital

"Community strategies that focus on the development of human capital are essential to driving per capita income growth in our region. There are many ways of tackling this issue. From the creation of high school programs that link academics to the workplace to the development of apprenticeships in advanced machining occupations, many organizations can play a role in this area. Alignment of strategies and allocation of resources toward this issue is key to making progress."

Dr. Brenda Thames
Greenville Hospital System, Greenville Chamber Board and United Way of Greenville County Board of Trustees



Innovative Activity

"The main reason that Scio Diamond is in Greenville is to be part of a culture that values innovation and supports businesses. Scio is very innovative, having developed technology to produce large, single-crystal diamonds in a controlled process reactor for diverse markets and applications. The hallmark of an innovative community is a steady stream of new ideas and technologies constantly being developed by private business, educational institutions and other organizations. This region has that in abundance."

Joseph D. Lancia
President & CEO Scio Diamond NEXT Innovation Center



Entrepreneurial Environment

"Some say that wealth creation begins at home. And it really does. By fostering conditions that are supportive of start-ups and high-growth firms, the region is building a strong foundation for the future. If we can seed the community with an increasing number of enterprises that possess and transfer to their clients unique competitive advantages through technology, talent or business processes, we will continue to create wealth for all our residents. It's an incredibly exciting time to be engaged in economic development in the Upstate."

Toby Stansell
Acumen IT Co-Chair, ACCELERATE!



Industry Strength

"Continued dedication to regional collaborations and a targeted approach to recruitment will ensure the future success of the Upstate. The beginnings of this success can be clearly seen in the growing number of announcements in our higher-value, targeted industries. The better we work together, the faster our economic strength will improve.

Jim Evers
Chair, Upstate SC Alliance
AT&T South Carolina



"Greenville is a community too restless to be content with its own success."

- Jim Clinton, Southern Growth Policies Board



What You Can Do

Learn more
View the full Scorecard at www.greenvillechamber.org/scorecard.php

Share the message
Share this Scorecard with your colleagues, friends and family.

Host a meeting
Invite the Greenville Chamber to present the Scorecard to your business and community groups. Contact Hank Hyatt at 864-239-3714.

Join *ACCELERATE!*
We encourage you to join business leaders in *ACCELERATE!*, the Greenville Chamber's initiative to impact income competitiveness. Visit www.accelerate.org or contact John Moore at 864-239-3719.

2012 Economic Scorecard Leadership Team

Fred Baus, *University Center of Greenville*
Hank Hyatt, *Greenville Chamber*
Marion Mann, *Greenville Chamber*
Terrell Mills, *Wyche, P.A.*
Jennifer Miller, *Upstate SC Alliance*
Elizabeth Feather, *Upstate SC Alliance*
Darrin Goss, *United Way of Greenville County*
Bob Morris, *Community Foundation of Greenville*

Clemson Institute for Economic and Community Development

David W. Hughes, *Assistant Director and Principal Investigator*
David L. Barkley, *Emeritus Professor*
Devin Swindall, *Research Associate*

Produced for the community by the Greenville Chamber with funding from the Chamber's *ACCELERATE!* initiative to impact economic competitiveness.
And in partnership with the Upstate SC Alliance, Community Foundation of Greenville, University Center of Greenville, and the United Way of Greenville.

Designed and Published by SC Biz News LLC

Front cover photo by Blaine Owens



View the complete study and past Scorecards at
www.greenvillechamber.org/scorecard.php


GREENVILLE CHAMBER
BUSINESS DRIVEN.


ACCELERATE!



COMMUNITY FOUNDATION
• OF GREENVILLE •
Bridging Philanthropy & Purpose


United Way

United Way
of Greenville County


University Center



UpstateSCAlliance

GREENVILLE, SOUTH CAROLINA INCOME STATISTICS


2010 Household Income Statistics for Greenville, SC
0%
2%
5%
8%
10%
12%
15%
18%
20%
Less than $15,000
$15,000 to $24,999
$25,000 to $34,999
$35,000 to $49,999
$50,000 to $74,999
$75,000 to $99,999
$100,000 to $124,999
$125,000 to $149,999
$150,000 to $199,999
$200,000 and Over
Provided by: CLRSearch.com
Greenville, SC
South Carolina
United States

2010 Household Income Statistics	Greenville, SC		South Carolina		United States	
Total Area Household Income	$1,606,119,051		$115,071,599,096		$8,877,041,207,141	
Median Household Income	$41,801		$48,360		$55,970	
Average Household Income	$64,899		$63,207		$74,974	
Per Capita Household Income	$29,055		$25,065		$28,779	
Income Less than $15,000	4,471	18.07%	257,745	14.16%	14,165,359	11.96%
Income $15,000 to $24,999	3,067	12.39%	193,287	10.62%	10,837,720	9.15%
Income $25,000 to $34,999	3,090	12.49%	205,031	11.26%	11,829,365	9.99%
Income $35,000 to $49,999	3,851	15.56%	285,413	15.68%	17,010,932	14.37%
Income $50,000 to	3,971	16.05%	353,192	19.40%	22,437,035	18.95%

2010 Household Income Statistics	Greenville, SC		South Carolina		United States	
$74,999						
Income $75,000 to $99,999	2,362	9.54%	240,581	13.21%	16,654,204	14.07%
Income $100,000 to $124,999	1,344	5.43%	128,822	7.08%	10,110,396	8.54%
Income $125,000 to $149,999	907	3.66%	65,256	3.58%	5,931,821	5.01%
Income $150,000 to $199,999	645	2.61%	42,305	2.32%	4,245,070	3.59%
Income $200,000 and Over	1,040	4.20%	48,915	2.69%	5,180,241	4.38%

The data for Greenville, SC may also contain data for the following areas: Greenville

Household Income: Data on consumer income collected by the Census Bureau covers money income received (exclusive of certain money receipts such as capital gains) before payments for personal income taxes, social security, union dues, medicare deductions, etc. Therefore, money income does not reflect the fact that some families receive part of their income in the form of non-cash benefits, such as food stamps, health benefits, rent-free housing, and goods produced and consumed on the farm.

Information is deemed reliable but not guaranteed. Demographic Information FAQ

Retail Sales Statistics

2010 Retail Sales Statistics	Greenville, SC	South Carolina	United States
Total Retail Sales (Including Food Services)	$1,444,937,000	$58,127,326,000	$4,253,550,572,000
Building Materials and Garden Store Sales	10.15%	8.91%	7.42%
Clothing and Accessories Store Sales	8.92%	4.94%	4.47%
Electrical and Appliances Store Sales	4.80%	1.62%	2.37%
Food and Beverage Store Sales	7.30%	14.38%	13.98%
Food Services	10.05%	9.81%	9.50%
Gasoline Stations Store Sales	4.63%	10.17%	7.46%
General Merchandise Store Sales	14.97%	18.27%	17.57%
Health and Personal Care Store Sales	4.97%	5.72%	5.41%
Home Furnishings Store Sales	4.36%	2.45%	2.53%
Miscellaneous Store Sales	4.55%	3.39%	2.94%
Motor Vehicles Store Sales	19.01%	16.04%	16.16%
Nonstore Purchases Store Sales	2.30%	2.71%	7.98%
Sporting Goods Store Sales	4.00%	1.59%	2.20%

Information is deemed reliable but not guaranteed. Demographic Information FAQ

B. EXIT STRATEGIES

The term of the Investment detailed in this offering is expected to be at least two years, but no greater than five years, and the final exit of the Company will come through one of the following methods:

- Become publicly listed:
  - U.S. OTCQB or OTCQX Listing - Summer / Fall 2016
  - Bermuda Stock Exchange Mezzanine Market - Spring / Summer 2016
  - Frankfurt or Berlin Stock Exchange Open Market - Spring / Summer 2016
- Move to a regulated within 24-36 months of Listing
  - U.S. NASDAQ Market - 2017 or 2018
  - Bermuda Stock Exchange Regulated Market - 2017 or 2018
  - Frankfurt Stock Exchange Regulate Market - 2017 or 2018
- Acquisition

A. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $1,000,000

Company Structure

- Private early stage Restaurant Franchise.
- South Carolina Stock Corporation
- ONE HUNDRED MILLION Shares of Common Stock Authorized, ONE Million Shares of Preferred Stock Authorized
- ONE MILLION Shares of Common Stock Issued and Outstanding.
- NO CURRENT Shares of Preferred Stock Issued or Outstanding. TEN THOUSAND Shares of Preferred Stock will be Issued and Outstanding at the Completion of this Offering.
- Preferred Stock Holders have no voting rights until Shares are Converted to Common Stock.

Minimum Equity Commitment

- One 9% Convertible Preferred Stock Shares.

Dividend Policy

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

B. The Offering

The Company is offering a maximum of 10,000 9% Convertible Preferred Stock Shares at a price of $100.00 per Unit, with all Shares having no par value.

C. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events.

D. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the development of the Company's Restaurant Franchise Business. See "USE OF PROCEEDS" section.

E. Minimum Offering Proceeds - Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $100,000. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. All proceeds from the sale of Shares after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company. See "PLAN OF PLACEMENT " section.

F. Preferred & Common Stock Shares

Upon the sale of the maximum number of 9% Convertible Preferred Stock Shares from this Offering, the number of issued and outstanding Preferred Stock Shares of the Company's Preferred stock will be held as follows:

- Company Founders & Current Shareholders 0%
- New Shareholders 100%

Upon the sale of the maximum number of 9% Convertible Preferred Stock Shares from this Offering, the number of issued and outstanding Common Stock Shares of the Company's Common Stock will be held as follows:

- Company Founders & Current Shareholders 100%
- New Shareholders 0%

G. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

H. Company Share Purchase Warrants

The Company has no outstanding warrants for the purchase of shares of the Company's Common Stock. Additionally, the Company has no outstanding warrants for the purchase of the Company's Stock.

I. Company Stock Options

The Company has not issued any stock options to current and/or past employees or consultants.

J. Company Convertible Securities

The Company, at the completion of this Offering will have 10,000 9% Convertible Preferred Stock Shares Issued.

- ***Terms of Conversion or Repurchase by the Company:***
  - All 9% Convertible Preferred Stock Shares must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:
    - YEAR 2: (Shareholder Conversion Option)
      - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Shares back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.
      - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% of the state value of $100.00
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
    - YEAR 3: (Shareholder Conversion Option)
      - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Shares back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.
      - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% of the state value of $100.00
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
    - YEAR 4: (Optional Conversion Option)
      - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price ***minus 10%*** of the Company's Common Stock at time of conversion / closing. The closing price will be the

weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Shares back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.
- Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% of the state value of $100.00
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Shares back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.
  - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% of the state value of $100.00
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

The Company has not issued any additional Convertible Securities other than those listed and detailed above.

K. Stock Option Plan

The Board has not adopted a stock option plan. If a plan is adopted in the future, the plan will administered by the Board of Directors or a committee appointed by the board (the "committee"). The committee will have the authority to modify, extend or renew outstanding options and to authorize the grant of new options in substitution therefore, provided that any such action may not, without the written consent of the optionee, impair any rights under any option previously granted.

L. Reporting

The Company will not be required to furnish you with quarterly un-audited financial reports or an annual audited financial report.. Only after the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), will the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.sec.gov, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

M. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

N. Subscription Period

The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 10,000 9% Convertible Preferred Stock Shares, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $175,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $175,000 will be held in an investment escrow account, and only after $175,000 in securities has been sold to investors (One Hundred 9% Convertible Preferred Stock Shares) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Q. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in Digger's BBQ Franchises, Inc.

The Company

Digger's BBQ Franchises, Inc. is a South Carolina Stock Corporation.

Company Managers

Biographies of all Managers can be found starting on Page 78 of this Offering.

Minimum Capital Commitment

Each investor will be required to make an investment of a minimum of one 9% Convertible Preferred Stock Shares.

The Offering

The Company is seeking capital commitments of $1,000,000 from Investors. The securities being offered hereby consists of up to 10,000 9% Convertible Preferred Stock Shares of the Company, priced at $100.00 per Unit subject to the Company's discretion to increase the size of the offering. The purchase price for the stock interests is to be paid in cash as called by the Company.

Conversion Option / Mandatory Conversion

All 9% Convertible Preferred Stock Shares must be converted to Company Common Stock, either in the second, third, fourth or fifth year under the following terms and conditions at the Shareholder's Option:

- **Year 2: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00

  The Shareholder can sell the 9% Convertible Preferred Stock Shares back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.

- **Year 3: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00

  The Shareholder can sell the 9% Convertible Preferred Stock Shares back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.

- **Year 4: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9%

Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00

The Shareholder can sell the 9% Convertible Preferred Stock Shares back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.

- **Year 5: (Optional & Mandatory Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00

  The Shareholder can sell the 9% Convertible Preferred Stock Shares back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.

  Mandatory Conversion: On the last business day of the 5th year of the investment, the Shareholder MUST convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing.

Investment Period The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.

Term of the Offering The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 10,000 9% Convertible Preferred Stock Shares, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $175,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $175,000 will be held in an investment escrow account, and only after $175,000 in securities has been sold to investors (One Hundred 9% Convertible Preferred Stock Shares) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction

Distributions The Company has never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future for our Common Stock. Any future determination to declare dividends on our Common Stock will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Reports to Investors The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors.

Valuations	The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.
Indemnification	The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.
Listings and Admissions to Trading	Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 3217 Wade Hampton Blvd., Taylors, South Carolina 29687. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	Position	
Mr. Nick Ruiz	*Chief Executive Officer & Chief Financial Officer*	*Age: 36*

Nick Ruiz is Digger's BBQ Franchises, Inc's founder and Chief Executive Officer. Mr.Ruiz has been in the restaurant business for Over 15 years, and has been in the barbeque business for over 12 years. He has started many successful business ventures, but his main area of expertise is in the Quick Service Restaurant industry. Before acquiring Digger's BBQ in 2000, Mr. Ruiz was the general manager of a Mom and Pop style restaurant. Mr. Ruiz saw the potential of the BBQ restaurant to become a franchise chain and purchased Digger's BBQ restaurant.

After the purchase of Digger's BBQ, Mr. Ruiz began to develop the systems and strategies necessary to change Digger's BBQ into a Franchise concept. Shortly after finishing the development of the franchise concept, Mr. Ruiz sold his first three franchises. Mr. Ruiz has also been involved with growth and development of many franchise chains including the currently HOT trending Five Guys Burgers and Fries, Zaxby's, and Mcalister's Deli.

Current:

- Franchisor & CEO at Diggers BBQ Franchising, Inc.
- Author of "Money & the 9 Steps you Need to Survive any Financial Crisis"
- Director of Operations at Diggers BBQ Franchises, Inc.
- CEO at Digger's Barbeque Franchises & Ruiz Enterprises, LLC

Past:

- General Manager at McAlister's Deli
- General Manager at Bertolo's Italian Eatery, Inc.
- Associate Manager and Catering Assistant at Henry's Smokehouse, Zaxby's Inc.
- Catering Director and Director of Franchise Operations at Aussie Burgers, Inc.
- CEO at Digger's Barbeque Systems, Inc.
- General Manager at Zaxby's, Inc.
- Associate Manager and Catering Assistant at Henry's Smoke House

Ms. Catherine Callaham | ***Vice President*** | ***Age: 36***

Ms. Callaham is the Vice President of Digger's BBQ Franchises, Inc. She has managed many restaurants, and has worked for Mr. Nick Ruiz for several years. Ms. Callaham is a crucial component to Digger's BBQ Franchises, Inc's current success as she handles the growth of the "work from home" catering concept.

Mr. Ruben Ruiz | ***Director of Operations*** | ***Age: 40***

Mr. Ruben Ruiz is the Director of Operations for Digger's BBQ Franchises, Inc. Mr. Ruben Ruiz serves as the Company's quality control expert, and is the Company's General Manager and oversees the day-to-day operations of the individual franchises. Ruben also assists in the future systems development with a hands on approach at the local franchise level for the Company's "Express" locations.

B. *Significant Employees.* All Members of Digger's BBQ Franchises, Inc. as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of Digger's BBQ Franchises, Inc. listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships.* None.

D. *Involvement in Certain Legal Proceedings.* There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In December of 2014, the Company adopted a revised compensation program for Company Management. Accordingly, Management of Digger's BBQ Franchises, Inc.. will be entitled to receive an annual salary of, starting only when the minimum is reached.:

Mr. Nick Ruiz, CEO & CFO	$100,000
Ms. Catherine Callahan	$30,000
Mr. Ruben Ruiz, Director of Operations	($5,000 per 20 Franchises)

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Stock Option Grants

The Company does not currently have any outstanding Stock Options or Grants.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
Mr. Nick Ruiz CEO & CFO Diggers BBQ Franchises, Inc. 3217 Wade Hamption Blvd. Taylors, South Carolina 29687	Common Stock: 950,000 Shares (95%) Preferred Stock: No Shares	Common Stock: 950,000 Shares (95%) Preferred Stock: No Shares
Alternative Securities Markets Group Corporation 4050 Glencoe Avenue Marina Del Rey, CA 90292	Common Stock: 50,000 (5%) Preferred Stock: No Shares	Common Stock: 50,000 Shares (5%) Preferred Stock: No Shares

(*) Upon qualification of this Registration Statement, the Company will issue 50,000 (FIFTY THOUSAND) shares of its Common Stock to the following providers of service to the Company under Section 4(a)(2) of the Securities Act of 1933, as amended:

- **Alternative Securities Markets Group Corporation**

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

Our majority stockholder is Mr. Nick Ruiz, the Founder & Chief Executive Officer. Mr. Nick Ruiz currently owns the majority of the issued and outstanding controlling Common Stock Shares of Digger's BBQ Franchises, Inc. Consequently, this shareholder controls the operations of the Company and will have the ability to control all matters submitted to Stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. Nick Ruiz thus has complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

ITEM 12. SECURITIES BEING OFFERED.

9% Convertible Preferred Stock Shares

A maximum of TEN THOUSAND 9% Convertible Preferred Stock Shares are being offered to the public at $100.00 9% Convertible Preferred Stock Unit. A Minimum of $175,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $1,000,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $175,000 from the sale of Securities through this Offering. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

- All 9% Convertible Preferred Stock Shares must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

    - YEAR 2: (Shareholder Conversion Option)

        - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
        - The Shareholder can sell the 9% Convertible Preferred Stock Shares back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.
        - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
        - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

    - YEAR 3: (Shareholder Conversion Option)

        - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
        - The Shareholder can sell the 9% Convertible Preferred Stock Shares back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.
        - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
        - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)
  - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Shares back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.
  - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Shares back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.
  - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

This Offering Circular relates to the offering (the "Offering") of up to 10,000 9% Convertible Stock Shares in Diggers BBQ Franchises, Inc. The Securities offered through this Offering have no voting rights until the securities are converted to Common Stock Shares of the Company per the terms and conditions detailed in this Offering. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 10,000 9% Convertible Preferred Stock Shares, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

This Offering is being conducted on a "best-efforts" basis, which means the Company's Broker Dealer, Alternative Securities Market, LLC, and the Company's Management will use all commercially reasonable efforts in an attempt to sell all Securities of this Offering. No Manager of the Company will receive any commission or any other remuneration for the sales of securities through this Offering. In offering the Securities, the Company's Management will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Securities will be offered for sale at a fixed price of $100.00 USD per 9% Convertible Preferred Stock Unit. If all Securities are purchased, the gross proceeds to the Company will be $1,000,000.00 USD. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $175,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after $175,000 in securities has been sold to investors (One Thousand 9% Convertible Preferred Stock Shares) will the Company have access to the Investment Proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $175,000 is achieved, and all investors will be subject to the terms, conditions and investment risks associated with this investment.

Except as expressly provided in this Offering, any dispute, claim or controversy between or among any of the Investors or between any Investor or his/her/its Affiliates and the Company arising out of or relating to this Offering, or any subscription by any Investor to purchase Securities, or any termination, alleged breach, enforcement, interpretation or validity of any of those agreements (including the determination of the scope or applicability of this agreement to arbitrate), or otherwise involving the Company, will be submitted to arbitration in the county and state in which the Company maintains its principal office at the time the request for arbitration is made, before a sole arbitrator, in accordance with the laws of the state of South Carolina for agreements made in and to be performed in the state of South Carolina. Such arbitration will be administered by the Judicial Arbitration and Mediation Services ("JAMS") and conducted under the provisions of its Comprehensive Arbitration Rules and Procedures. Arbitration must be commenced by service upon the other party of a written demand for arbitration or a written notice of intention to arbitrate, therein electing the arbitration tribunal. Judgment upon any award rendered by the arbitrator shall be final and may be entered in any court having jurisdiction thereof. No party to any such controversy will be entitled to any punitive damages. Notwithstanding the rules of JAMS, no arbitration proceeding will be consolidated with any other arbitration proceeding without all parties' consent. The arbitrator shall, in the award, allocate all of the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party, against the party who did not prevail.

NOTICE: By executing a Subscription Agreement for this Offering, Subscriber is agreeing to have all disputes, claims, or controversies arising out of or relating to this Agreement decided by neutral binding arbitration, and Subscriber is giving up any rights he, she or it may possess to have those matters litigated in a court or jury trial. By executing this Subscription Agreement, Subscriber is giving up his, her or its judicial rights to discovery and appeal except to the extent that they are specifically provided for in this Subscription Agreement. If Subscriber refuses to submit to arbitration after agreeing to this provision, Subscriber may be compelled to arbitrate under federal or state law. Subscriber confirms that his, her or its agreement to this arbitration provision is voluntary.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 100,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock"). As of January 1st, 2015 – 1,000,000 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Common Stock is being offered in the Offering Circular.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 1,000,000 shares of Preferred stock, no par value per share (the "Preferred Stock"). As of January 1st, 2015 – NO Preferred Stock Shares were issued and outstanding. Upon the completion of this Offering, TEN THOUSAND shares of Preferred Stock will be issued and outstanding.

(c) Other *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of February 1st, 2015, there were 1,000,000 shares of our Common Stock outstanding, which were held of record by approximately 1 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of February 1st, 2015, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Dividends

The Company has never declared or paid cash dividends on its Common Stock Shares. The Company currently intends to retain all available funds and future earnings for use in the operation of Company business and does not anticipate paying any cash dividends in the foreseeable future to holders of our Common Stock. Any future determination to declare dividends for the Company's Common Stock Shares will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of South Carolina. South Carolina General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by South Carolina's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

South Carolina's General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

FINANCIAL STATEMENTS SECTION:

Diggers BBQ Franchises, Inc.
(A Development Stage Company)
BALANCE SHEET
January 1st, 2014 to December 15th, 2014

ASSETS		
Current Assets		
• Cash		**$1,000**
• Accounts Receivable (Capitalization Commitment)		**$0.00**
• Inventory		**$0.00**
• Prepaid Expenses		**$0.00**
• Short-term Investments		**$0.00**
	Total Current Assets	**$1,000**
Fixed (Long-Term)Assets		
• Long-Term Investments		**$0.00**
• Property & Equipment		**$0.00**
(Less Accumulated Depreciation)		**$0.00**
• Intangible Assets		
	Total Fixed Assets	**$0.00**
Other Assets		
• Deferred Income Tax		**$0.00**
• Other		**$0.00**
	Total Fixed Assets	**$0.00**
TOTAL ASSETS		**$1,000**
LIABILITIES & OWNER'S EQUITY		
Current Liabilities		**$0.00**
• Accounts Payable		**$0.00**
• Short-term Loans		**$0.00**
• Income Taxes Payable		**$0.00**
• Accrued Salaries & Wages		**$0.00**
• Unearned Revenue		**$0.00**
• Current Portion of Long-term Debt		**$0.00**
	Total Current Liabilities	**$0.00**
Long-Term Liabilities		
• Long-Term Debt		**$0.00**
• Deferred Income Tax		**$0.00**
• Other		**$0.00**
	Total Long-term Liabilities	**$0.00**
Owner's Equity		
• Owner's Investment		**$1,000**
• Accounts Receivable		**$0.00**
	Total Owner's Equity	**$0.00**
TOTAL LIABILITIES & OWNER'S EQUITY		**$1,000**

SEE NOTES TO FINANCIAL STATEMENTS

Diggers BBQ Franchises, Inc.
(A Development Stage Company)
STATEMENTS OF REVENUE AND EXPENSES
January 1st, 2014 to December 15th, 2014

REVENUE	December 15th, 2014
• Total Revenues	$0.00
TOTAL REVENUES	$0.00
EXPENSES	
• Accounting	$0.00
• Legal	$0.00
• Taxes, other	$0.00
• Organization Costs	$0.00
TOTAL EXPENSES	$0.00
NET LOSS	($0.00)

SEE NOTES TO FINANCIAL STATEMENTS

Diggers BBQ Franchises, Inc.
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY
For the period for
January 1st, 2014 to December 15th, 2014

	Founding Shareholder	Total
Founding Contribution	$1,000	$1,000
All Costs	$0.00	$0.00
Net Loss	($0.00)	($0.00)
BALANCE, December 15th, 2014	$1,000	$1,000

SEE NOTES TO FINANCIAL STATEMENTS

Diggers BBQ Franchises, Inc.
(A Development Stage Company)
STATEMENT OF CASH FLOWS
For the period for
January 1st, 2014 to December 15th, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	December 15th, 2014
• Net Loss	($0.00)
• Other	$0.00
CASH FLOWS FROM INVESTING ACTIVITIES	**December 15th, 2014**
• All Investing Activities	$0.00
CASH FLOWS FROM FINANCING ACTIVITIES	**December 15th, 2014**
• All Financing Activities	$0.00
NET INCREASE IN CASH	**$0.00**
Cash, Beginning of year	**$1,000**
Cash, End of Year	**$1,000**

SEE NOTES TO FINANCIAL STATEMENTS

Diggers BBQ Franchises, Inc.
(A Development Stage Company)
BALANCE SHEET
January 1st, 2013 to December 31st, 2013

ASSETS		
Current Assets		
• Cash		**$1,000**
• Accounts Receivable (Capitalization Commitment)		**$0.00**
• Inventory		**$0.00**
• Prepaid Expenses		**$0.00**
• Short-term Investments		**$0.00**
	Total Current Assets	**$1,000**
Fixed (Long-Term)Assets		
• Long-Term Investments		**$0.00**
• Property & Equipment		**$0.00**
(Less Accumulated Depreciation)		**$0.00**
• Intangible Assets		
	Total Fixed Assets	**$0.00**
Other Assets		
• Deferred Income Tax		**$0.00**
• Other		**$0.00**
	Total Fixed Assets	**$0.00**
TOTAL ASSETS		**$1,000**
LIABILITIES & OWNER'S EQUITY		
Current Liabilities		**$0.00**
• Accounts Payable		**$0.00**
• Short-term Loans		**$0.00**
• Income Taxes Payable		**$0.00**
• Accrued Salaries & Wages		**$0.00**
• Unearned Revenue		**$0.00**
• Current Portion of Long-term Debt		**$0.00**
	Total Current Liabilities	**$0.00**
Long-Term Liabilities		
• Long-Term Debt		**$0.00**
• Deferred Income Tax		**$0.00**
• Other		**$0.00**
	Total Long-term Liabilities	**$0.00**
Owner's Equity		
• Owner's Investment		**$1,000**
• Accounts Receivable		**$0.00**
	Total Owner's Equity	**$0.00**
TOTAL LIABILITIES & OWNER'S EQUITY		**$1,000**

SEE NOTES TO FINANCIAL STATEMENTS

Diggers BBQ Franchises, Inc.
(A Development Stage Company)
STATEMENTS OF REVENUE AND EXPENSES
January 1st, 2013 to December 31st, 2013

REVENUE	**December 31st, 2013**
• Total Revenues	**$0.00**
TOTAL REVENUES	**$0.00**
EXPENSES	
• Accounting	**$0.00**
• Legal	**$0.00**
• Taxes, other	**$0.00**
• Organization Costs	**$0.00**
TOTAL EXPENSES	**$0.00**
NET LOSS	**($0.00)**

SEE NOTES TO FINANCIAL STATEMENTS

Diggers BBQ Franchises, Inc.
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY
For the period for
January 1st, 2013 to December 31st, 2013

	Founding Shareholder	Total
Founding Contribution	$1,000	$1,000
All Costs	$0.00	$0.00
Net Loss	($0.00)	($0.00)
BALANCE, December 31st, 2013	$1,000	$1,000

SEE NOTES TO FINANCIAL STATEMENTS

Diggers BBQ Franchises, Inc.
(A Development Stage Company)
STATEMENT OF CASH FLOWS
For the period for
January 1st, 2013 to December 31st, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	December 31st, 2013
• Net Loss	($0.00)
• Other	$0.00
CASH FLOWS FROM INVESTING ACTIVITIES	**December 31st, 2013**
• All Investing Activities	$0.00
CASH FLOWS FROM FINANCING ACTIVITIES	**December 31st, 2013**
• All Financing Activities	$0.00
NET INCREASE IN CASH	**$0.00**
Cash, Beginning of year	**$1,000**
Cash, End of Year	**$1,000**

SEE NOTES TO FINANCIAL STATEMENTS

Diggers BBQ Franchises, Inc.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

The Company was originally formed as a South Carolina Corporation in July of 2012. In December of 2012, the Company issued NINE HUNDRED FIFTY THOUSAND (100% of the Company's Issued and Outstanding Shares of Common Stock) to Mr. Nick Ruiz under Section 4(a)(2) of the Securities Act of 1933, as amended.

The Company was initially capitalized by Nick Ruiz with an opening deposit and balance of $1,000 USD.

NOTE 2. BASIS OF ACCOUNTING:

The Financial Statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Diggers BBQ Franchises, Inc.:

By: Mr. Nick Ruiz



By: ______________________________

Name: Mr. Nick Ruiz

Title: Chief Executive Officer & Chief Financial Officer

By: Mr. Steven J. Muehler (Alternative Securities Markets Group Corporation)

By: ______________________________

Name: Mr. Steven J. Muehler

Title: Advisor

Signature Certificate

Document Reference: 8ERP9SIWR5BY9JUYUCYRYK

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This signature page provides a record of the online activity executing this contract.

EXHIBITS:

EXHIBIT	DESCRIPTION	PAGES
A	Articles of Organization Digger's BBQ Franchises, Inc.	
B	Bylaws Digger's BBQ Franchises, Inc.	To Be Filed Later
C	Subscription Agreement Digger's BBQ Franchises, Inc.	
D	Broker-Dealer & Market Listing Agreement Digger's BBQ Franchises, Inc. & Alternative Securities Markets Group	
E	California Broker-Dealer Filing Alternative Securities Market, LLC (Filed February 2015)	
F	Legal Opinion Letter	To Be Filed Later
G	Copy of Company page at: http://www.AlternativeSecuritiesMarket.com	
H	Qualification Letter	To Be Filed Later

PDF Copies of all Exhibits available on the Digger's BBQ Franchises, Inc's Company Page at:

http://www.AlternativeSecuritiesMarket.com (access also through http://www.ASMGCorp.com)

EXHIBIT A

Digger's BBQ Franchises, Inc.
Name of Corporation

5. The optional provisions, which the corporation elects to include in the articles of incorporation, are as follows (See the applicable provisions of Sections 33-2-102, 35-2-105, and 35-2-221 of the 1976 South Carolina Code of Laws, as amended).

6. The name, address, and signature of each incorporator is as follows (only one is required):

a. Legalzoom.com, Inc.
Name

101 N. Brand Blvd., 11th Floor, Glendale, CA 91203
Address



Signature Sheila Dang
Assistant Secretary, of Legalzoom.com, Inc. (Incorporator)

b. __________
Name

____
Address

____
Signature

c. __________
Name

____
Address

____
Signature

7. I, Jeanne J. Brooker, an attorney licensed to practice in the state of South Carolina, certify that the corporation, to whose articles of incorporation this certificate is attached, has complied with the requirements of Chapter 2, Title 33 of the 1976 South Carolina Code of Laws, as amended, relating to the articles of incorporation.

Date 6/26/12



Signature

Jeanne J. Brooker
Type or Print Name

2 Office Park Ct, Ste 103
Address
Columbia, SC 29223

699-6130
Telephone Number

STATE OF SOUTH CAROLINA
SECRETARY OF STATE

ARTICLES OF INCORPORATION

TYPE OR PRINT CLEARLY IN BLACK INK

1. The name of the proposed corporation is Digger's BBQ Franchises, Inc.

2. The initial registered office of the corporation is 1591 Savannah Highway, Suite 201
Street Address

Charleston	Charleston	South Carolina	29407
City	County	State	Zip Code

and the initial registered agent at such address is United States Corporation Agents, Inc.
Print Name

I hereby consent to the appointment as registered agent of the corporation:

____
Agent's Signature

By: Jake Varghese, Assistant Secretary

3. The corporation is authorized to issue shares of stock as follows. Complete "a" or "b", whichever is applicable:

a. [ ] The corporation is authorized to issue a single class of shares, the total number of shares authorized is ____________.

b. [X] The corporation is authorized to issue more that one class of shares:

Class of Shares	Authorized No. of Each Class
Common	100,000
Preferred	20,000

The relative right, preference, and limitations of the shares of each class, and of each series within a class, are as follows:

Shares of Preferred Stock may be issued in one or more series from time to time by the board of directors, and the board of directors may determine, in whole or part, the preferences, limitations, relative rights and distinguishing designations of each series of Preferred Stock before the issuance of any shares of Preferred Stock in such series. The corporation shall file articles of amendment setting forth the terms of the series of Preferred Stock designated by the board of directors before the issuance of such shares.

4. The existence of the corporation shall begin as of the filing date with the Secretary of State unless a delayed date is indicated (See Section 33-1-230(b) of the 1976 South Carolina Code of Laws, as amended) ______________________

120710-0072 FILED: 07/02/2012
DIGGER'S BBQ FRANCHISES, INC.
Filing Fee: $135.00 ORIG



Mark Hammond South Carolina Secretary of State


EXHIBIT C

Digger's BBQ Franchises, Inc.

3217 Wade Hampton Blvd.

Taylor, South Carolina 29687

Company Direct: (864) 906-6312

SUBSCRIPTION AGREEMENT

9% Convertible Preferred Stock Units 1 to 10,000

Subject to the terms and conditions of the shares of 9% Preferred Convertible Preferred Stock Units (the "Convertible Preferred Stock") described in the Digger's BBQ Franchises, Inc. Offering Circular dated December 15th, 2014 (the "Offering"), I hereby subscribe to purchase the number of shares of 9% Convertible Preferred Stock set forth below for a purchase price of $100.00 per share. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "Digger's BBQ Franchises, Inc." evidencing $100.00 for each share of Convertible Preferred Stock Subscribed, subject to a minimum of ONE 9% Preferred Convertible Preferred Stock Unit ($100.00).

I understand that my subscription is conditioned upon acceptance by Digger's BBQ Franchises, Inc. Company Managers and subject to additional conditions described in the Offering Circular. I further understand that Digger's BBQ Franchises, Inc. Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of 9% Convertible Preferred Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I understand that when this subscription agreement is executed and delivered, it is irrevocable and binding to me. I further understand and agree that my right to purchase shares of 9% Convertible Preferred Stock offered by the Company may be assigned or transferred to any third party without the express written consent of the Company.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for ____________ 9% Convertible Preferred Stock Units of Digger's BBQ Franchises, Inc., with no par value per share, at a purchase price **of $100.00 (ONE HUNDRED DOLLARS AND ZERO CENTS) per share** (aggregate purchase price: $__________________).

Made ______________________________, by and between Digger's BBQ Franchises, Inc., a South Carolina Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

WITNESETH:

WHEREAS, the Company is offering for sale up to TEN THOUSAND 9% Convertible Preferred Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **Digger's BBQ Franchises, Inc., 3217 Wade Hampton Blvd., Taylor, South Carolina 29687**, payable by check to the order of **Digger's BBQ Franchises, Inc.** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

5

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

Company Convertible Securities: All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
    - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted

average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- <u>YEAR 3</u>: (Shareholder Conversion Option)
  - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- <u>YEAR 4</u>: (Optional Conversion Option)
  - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the

Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

5. **Notices.** All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

a. If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **Digger's BBQ Franchises, Inc., 3217 Wade Hampton Blvd., Taylors, South Carolina 29687**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of South Carolina, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. **Arbitration:** Except as expressly provided in this Subscription Agreement, any dispute, claim or controversy between or among any of the Investors or between any Investor or his/her/its Affiliates and the Company arising out of or relating to this Agreement or any subscription by any Investor to purchase Securities, or any termination, alleged breach, enforcement, interpretation or validity of any of those agreements (including the determination of the scope or applicability of this agreement to arbitrate), or otherwise involving the Company, will be submitted to arbitration in the county and state in which the Company maintains its principal office at the time the request for arbitration is made, before a sole arbitrator, in accordance with the laws of the state of South Carolina for agreements made in and to be performed in the state of South Carolina. Such arbitration will be administered by the Judicial Arbitration and Mediation Services ("JAMS") and conducted under the provisions of its Comprehensive Arbitration Rules and Procedures. Arbitration must be commenced by service upon the other party of a written demand for arbitration or a written notice of intention to arbitrate, therein electing the arbitration tribunal. Judgment upon any award rendered by the arbitrator shall be final and may be entered in any court having jurisdiction thereof. No party to any such controversy will be entitled to any punitive damages. Notwithstanding the rules of JAMS, no arbitration

proceeding will be consolidated with any other arbitration proceeding without all parties' consent. The arbitrator shall, in the award, allocate all of the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party, against the party who did not prevail.

NOTICE: By executing this Subscription Agreement, Subscriber is agreeing to have all disputes, claims, or controversies arising out of or relating to this Agreement decided by neutral binding arbitration, and Subscriber is giving up any rights he, she or it may possess to have those matters litigated in a court or jury trial. By executing this Subscription Agreement, Subscriber is giving up his, her or its judicial rights to discovery and appeal except to the extent that they are specifically provided for in this Subscription Agreement. If Subscriber refuses to submit to arbitration after agreeing to this provision, Subscriber may be compelled to arbitrate under federal or state law. Subscriber confirms that his, her or its agreement to this arbitration provision is voluntary.

13. THE PARTIES HERBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATON BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.

14. In Connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of this Agreement, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees through and including any appeals and post-judgment proceedings.

15. In no event shall any party be liable for any incidental, consequential, punitive or special damages by reason of its breach of this Agreement. The liability, if any, of the Company and its Managers, Directors, Officers, Employees, Agents, Representatives, and Employees to the undersigned under this Agreement for claims, costs, damages, and expenses of any nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the undersigned's investment amount.

12. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

- TBD

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

Digger's BBQ Franchises, Inc.:

By: ____
Mr. Nick Ruiz, Chief Executive Officer

PURCHASER:

____
Signature of Purchaser

____
Alternative Securities Market Investment Account Number


EXHIBIT D

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

BROKER DEALER PLACEMENT AGENT SELLING AGREEMENT FOR:
WALL STREET ENERGY CORPORATION
(Amended December 1st, 2014)

This agreement (the "Agreement") is made as of January 26th, 2015, by and between Digger'sBBQ Franchises, Inc., a South Carolina Stock Corporation, with its principle place of business at 3217 Wade Hampton Blvd, Taylor, South Carolina 29687 ("Company") and Alternative Securities Market, LLC, a California Limited Liability Company organized under the State of California, with its principle place of business at 4050 Glencoe Avenue, Marina Del Rey, California 90292 ("Broker").

The Company hereby agrees with Broker as follows:

1. Broker is a registered Broker-Dealer and a member of the Financial Industry Regulatory Authority ("FINRA"), a part of whose business consists of the sale of securities. Broker is also registered as a Broker-Dealer under the Securities Laws of one or more states of the United States.

2. The Company is seeking to complete a Direct Public Offering of Five Year Convertible Preferred Stock on the terms and conditions of the Company's prospectus to be qualified by the United States Securities & Exchange Commission pursuant to Regulation A, and any amendments thereto (the "IPO").

3. Broker desires to participate and assist in the Offering and sale of the Securities on a "*Best Efforts*" basis by soliciting, through Broker's Authorized and Licensed personnel, subscriptions for the purchase of the Securities in accordance with the terms of the Qualified Regulation A Offering & Prospectus and any amendments thereto. The Company desires to authorize Broker to enter into such solicitation efforts and to obtain such subscriptions, and it is the purpose of this instrument to set forth the agreement of the parties relative to such authorization.

4. Broker also desires to act as originator and manager of selling group of any other participating Licensed Broker-Dealers on an exclusive basis with respect to the IPO. Broker has industry contacts, associations and relationships with other FINRA-Member Broker-Dealers that may be interested in acting in the capacity of selling agent on a best efforts basis in the Company's IPO. Broker desires to act as a manager of a group of participating FINRA Member Broker Dealers that will act as selling agents with Broker as subagents under the terms and conditions of this Agreement.

5. Broker understands and acknowledges that the offer and sale of Securities will be Registered with the Securities and Exchange Commission under Section 5 of the Securities Act, as amended (the "Act"), as well as registration or qualification afforded by the "Blue Sky" Laws of those jurisdictions in which the Securities are offered or sold.

6. Broker shall solicit subscriptions to purchase the Securities in compliance with all applicable Federal and State Securities Laws, the terms of the Qualified Regulation A Offering, Prospectus and amendments thereto, and the provision of this Agreement. Neither Broker nor any Officer, Agent Employee or other representative of the Broker is authorized to utilize or to display to any person, in connection with the solicitation of subscriptions for the Securities any information or material other than the Prospectus Memoranda and such other information or material as may be authorized and actually furnished by the Company to the Broker in connection with the Offering.

7. The Company shall have the right, in its sole discretion, to accept or reject any subscriptions tendered by Broker in whole or in part. Subscriptions need not be accepted in the order in which they are received.

8. All funds to be received by the Company from subscriptions tendered by Broker and accepted by the Company shall be delivered in accordance with the subscription instructions set forth in the Company's Subscription Agreement. Upon the acceptance of each subscription agreement approved by the Company and which has been submitted to the Company through solicitation efforts undertaken by the Broker, Broker will be entitled to receive a commission equal to TEN PERCENT (10%) of the sales price of the Securities which Broker places. The Company shall have no liability or obligation to Broker for any amount other than the commission provided for herein. The Commission shall be payable to Broker only if, as, and when funds are received by the Company from subscriptions for the Securities placed by Broker in accordance with this Agreement.

9. The Company represents and warrants to Broker and agrees as follows:

    a. The Company is a Stock Corporation duly organized and validly existing under the **Laws of the State of South Carolina**, with all requisite power and authority to enter into and perform this Agreement.

    b. The Company is not in violation of its Articles of Incorporation; the Company is not in default in the performance or observance of any material obligation agreement, covenant or condition contained in any material contract, indenture, mortgage, loan agreement, note, lease, tax return or other agreement or instrument to which it is a party or by which it or any of its properties is bound; and the execution and delivery of this Agreement, the consummation of the transactions contemplated herein and compliance with the terms hereof have been duly authorized by all necessary action and do not and will not result in any violation of the Articles of Incorporation of the Company and do not and will not conflict with, or result in a breach of any of the tenets or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company under, any material indenture, mortgage loan agreement, note, lease, or other agreement or instrument to which the Company is a party or by which it or any of its properties is bound, or any existing applicable law, rule, regulation, judgment, order or decree of any government, governmental instrumentality or court, domestic or foreign, having jurisdiction over the Company or any of its properties.

    c. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation, enforceable in accordance with its terms.

    d. That no offer and no sale of the Securities will not begin until the Regulation A Registration Statement has been duly qualified by the United States Securities and Exchange Commission and the Securities have been registered in all of the States where the Securities will be offered for sale.

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

10. Broker represents and warrants to the Company and agrees as follows:

    a. Broker is a Limited Liability Company duly organized and validly existing under the Laws of the **State of South Carolina** with corporate power and authority to enter into and perform all of its obligations under this agreement.

    b. Broker is not in violation of its Certificate of Incorporation or By-laws; Broker is not in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any material contract, indenture, mortgage, loan agreement, note, lease, tax return or other agreement or instrument to which it is a party or by which it or any of its properties is bound; and the execution and delivery of this Agreement, the consummation of the transactions contemplated herein and compliance with the terms hereof have been duly authorized by all necessary action and do not and will not result in any violation of the Certificate of Incorporation or By-laws of the Broker, and do not and will not conflict with, or result in the creating or imposition of any lien, charge or encumbrance upon any property or assets of Broker under, any material indenture, mortgage, loan agreement, note, lease or other agreement or instrument to which Broker is a party or by which it or any of its properties is bound, or any existing applicable law, rule, regulation, judgment, order or decree of any government, governmental instrumentality or court, domestic or foreign, having jurisdiction, having jurisdiction over Broker or any of its properties.

    c. This Agreement has been duly executed and delivered by Broker and constitutes the legal, valid and binding obligations of Broker, enforceable against it in accordance with its terms.

    d. Broker is duly registered as a Broker-Dealer in such states as it is required to be so registered in all states wherein the Broker will act on behalf of the Company as a placement or sales agent for the Securities.

    e. Broker will: (i) conduct the Offering and Sale of the Securities in accordance with the provisions of Federal and Applicable State Securities Laws; and (ii) shall limit the Offering of the Securities who meet the suitability standards set forth under Regulation A and, prior to any offer of the Securities to any such persons, have reasonable grounds to believe, and in fact believe, that such person meets such standards and maintain memoranda and other appropriate records substantiating the foregoing.

    f. Broker will not use or employ any information or materials in connection with the Offering and Sale of the Securities other than the Qualified Registration Statement.

    g. Broker will obtain and forward to the Company all documentation required to accompany subscriptions for Securities, fully and properly completed.

11. Indemnification:

    a. The Company shall indemnify, and hold harmless, Broker and each person, if any, who controls Broker (within the meaning of either the Act or the Securities Exchange Act of 1937) as follows:

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

i. Against any and all loss, claim, liability and expense, whatsoever arising out of any untrue statement of a material fact contained in the prospectus (or any amendment or supplement thereto), or the omission or alleged omission there from of a material fact required to be stated therein or necessary to make the statements therein not misleading;

ii. Against any and all loss, liability, claim, damage and expense whatsoever to the extent of the aggregate amount paid in settlement of any litigation, or investigation or proceeding by any governmental agency or body, commenced or threatened, or any such alleged untrue statement or omission, if such settlement is effected with the written consent of the Company; and

iii. Against any and all expense whatsoever (including fees and disbursements of counsel chosen by Broker and approved by the Company, which approval shall not be unreasonably withheld) reasonably incurred in investigating, preparing or defending against any litigation or investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission or based upon any "blue sky" filings, or lack thereof. It shall be the Company's responsibility to only accept subscriptions in the States where the Company's Securities have been properly qualified.

b. Broker shall indemnify and hold harmless the Company, each director and officer of the Company, and each person who controls the Company (within the meaning of either the Act or the Securities Exchange Act of 1934), each consultant or financial advisor of the Company, and each agent, attorney, or representative of the Company, against any and all loss, claim, damage, liability and expense, but only with respect to false or misleading statements, alleged false or misleading statements, made by Broker, or any officer, director, employee or agent of Broker, not contained in the qualified registration statement / prospectus.

c. Each indemnified party shall give prompt notice to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify any indemnifying party shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. Any indemnifying party may participate at its own expense in the defense of such action. In no event shall the indemnifying parties be liable for the fees and expenses of more than one counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances.

d. If the indemnification is unenforceable, although applicable in accordance with its terms, then the parties agree that in order to provide for just and equitable contribution, they each shall proportionately contribute to the aggregate losses, claims, damages, liabilities or expenses contemplated by such indemnity agreement incurred by each of them, provided, however, that no person guilty of fraudulent misrepresentation shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

12. All representations, warranties, covenants and agreements made herein or in certificates and instruments delivered pursuant hereto, shall remain in full force and effect regardless of any investigation made by or on behalf of Broker and its controlling persons, or the Company and its controlling persons, or any agreement of any of them, and shall survive sale and delivery of the Securities to be offered hereunder.

13. All notices hereunder shall be in writing, and shall be personally delivered or sent by first class registered or certified mail, postage prepaid, to the parties at their respective addresses shown below, or such other addresses as may be so designated.

14. Time shall be of the essence of this Agreement.

15. This Agreement (other than those portions that survive) may be terminated by either party at any time by written notice to the other party.

16. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, or its interpretation or effectiveness, and which is not settled between the parties themselves, shall be settled by binding arbitration in Los Angeles County, California in accordance with the rules of the American Arbitration and judgment upon the award may be entered in any court having jurisdiction thereof. The prevailing party in ay litigation, arbitration or mediation relating to collection of fees, or any other matter under this Agreement, shall be entitled to recover all its costs, if any, including without limitation reasonable attorney's fees, from the other party for all matters, including, but not limited to, appeals. This Agreement is made in the State of California, and all questions related to the execution, construction, validity, interpretation and performance of this Agreement and to all other issues or claims arising hereunder, shall be governed and controlled by the Laws of the State of California.

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IN WITNESS THEREOF, the parties hereto have executed this Agreement as of the date first above written.

Company:
Digger's BBQ Franchises, Inc.

Signature: ______________________________

Printed Name: ___________________________

Title: __________________________

Broker-Dealer:
Alternative Securities Market, LLC

By: _____________________________
CEO or Vice President, Alternative Securities Market, LLC

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

THIS AGREEMENT, dated as of the date executed by ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION ("ASMG"), a California Stock Corporation, located at 4050 Glencoe Avenue, Marina Del Rey, California 90292, by and between **Digger's BBQ Franchises, Inc**.

The Company's eligibility to list and promote its securities offering on the Alternative Securities Market's ("ASM") Primary and Secondary Private Alternative Securities Market at http://www.ASMGCorp.com is more fully defined in, and is governed by, the ASMG Market Listing Agreement, as amended from time to time, which, together with all attachments, appendices, addenda, cover sheets, amendments, exhibits, schedules and other materials referenced therein (collectively, the "Agreement"), are attached hereto and incorporated herein by reference in their entirely.

The Company requests to enter into a Market Listing Agreement with ASMG and to have its securities listed on one of the following tiers of the Alternative Securities Markets at http://www.ASMGCorp.com, as applicable, as evidenced by an authorized officer of the Company initialing and dating below next to the Alternative Securities Market Tier being requested:

MUST CHOOSE ONE ASM MARKET TIER BELOW:

ASM MARKET	Initials	Date
ASM VENTURE MARKET *(Raising $100,000 to $1,000,000)*	X ________________	X _____________
ASM MAIN MARKET *(Raising $1,000,001 to $5,000,000)*		
ASM GLOBAL PRIVATE MARKET		
ASM POOLED FUNDS MARKET		

SEE MARKET TIER LISTING REQUIREMENTS ON THE NEXT PAGE BEFORE CHOOSING A MARKET TIERM TO APPLY FOR LISTING:

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

ASM VENTURE MARKET:

- U.S & Canadian Companies Only
- Securities are issued pursuant to Regulation A and Regulation S ONLY
- Market open to all U.S. Investors and International Investors (accredited and non-accredited)
- Regulation A Shares issued unrestricted (unless the Company is a shell) – Immediately free trading
- Regulation S Shares issued with 6-12 month restrictions on trade
- Minimum Offering: $100,000 USD
- Maximum Offering: $1,000,000 USD
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- SEC Review and Qualification required prior to the marketing or sale of any securities. NASAA Coordinated Review will follow SEC review, comment and qualification.

ASM MAIN MARKET:

- U.S & Canadian Companies Only
- Securities are issued pursuant to Regulation A and Regulation S ONLY
- Market open to all U.S. Investors and International Investors (accredited and non-accredited)
- Regulation A Shares issued unrestricted (unless the Company is a shell) – Immediately free trading
- Regulation S Shares issued with 6-12 month restrictions on trade
- Minimum Offering: $1,000,001 USD
- Maximum Offering: $5,000,000 USD
- Proposed New Maximum Offering: $50,000,000 USD (upon enactment of Regulation A Plus / Tier II)
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- SEC Review and Qualification required prior to the marketing or sale of any securities. NASAA Coordinated Review will follow SEC review, comment and qualification.

ASM GLOBAL PRIVATE MARKET:

- U.S., Canadian and International Companies
- Securities are issued pursuant to Regulation D and Regulation S
- Market open to all U.S. Accredited Investors and International Investors (No non-accredited)
- Regulation D Shares issued with 6-12 month restrictions on trade
- Regulation S Shares issued with 6-12 month restrictions on trade
- U.S. and Canadian Company Minimum Offering: $5,000,001 USD
- International Company Minimum Offering: $1,000,001 USD
- Maximum Offering: Unlimited
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- No SEC Comment or Review

ASM POOLED FUNDS MARKET:

- By Invite Only

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

MARKET SEGMENTS:

(___) Alternative Securities Market Aviation & Aerospace Market

(___) Alternative Securities Market Biofuels Market

(___) Alternative Securities Market California Water Rights Market

(___) Alternative Securities Market Commercial Mortgage Clearinghouse

(___) Alternative Securities Market Energy Market

(___) Alternative Securities Market Entertainment & Media Market

(___) Alternative Securities Market Fashion & Textiles Market

(___) Alternative Securities Market Financial Services Market

(___) Alternative Securities Market Food & Beverage Market

(___) Alternative Securities Market Hotel & Hospitality Market

(___) Alternative Securities Market Life Settlement Market

(___) Alternative Securities Market Medical Device & Pharmaceuticals Market

(___) Alternative Securities Market Mining & Mineral Rights Market

(___) Alternative Securities Market Oil & Natural Gas Market

(___) Alternative Securities Market Residential Mortgage Market

(_x_) Alternative Securities Market Restaurant & Night Club Market

(___) Alternative Securities Market Retail & E-Commerce Market

(___) Alternative Securities Market New Technologies Market

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

Type of Direct Public Offering: *(Choose One)*

Common Stock: (__)
Preferred Stock: (_X_)
Membership Units / Equity Interests: (__)
Debt Note / Corporate Bond: (__)
Royalty Interest: (__)
Terms: See Below

Common Stock Offering:

Regulation A
10,000 9% Five Year Convertible Preferred Stock Shares

Price (Face Value):
$100.00 Per Preferred Stock Share

All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
  - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 3: (Shareholder Conversion Option)
  - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common

Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)
  - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

This Offering Circular relates to the offering (the "Offering") of up to 50,000 9% Convertible Stock Units in Remington Energy Group Corporation. The Securities offered through this Offering have no voting rights until the securities are converted to Common Stock Shares of the Company per the terms and conditions detailed in this Offering. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 50,000 9% Convertible Preferred

Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

Type of Public Reporting: *(Choose One of Three options below)*

(X) OPTION ONE: Public Reporting Company:

- **Quarterly Un-audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company financials shall be emailed to LEGAL@AlternativeSecuritiesMarket.com and will also posted at www.ASMGCorp.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements. All un-audited financial statements will be signed as "*true and accurate*" by the Chief Executive Officer and/or the Chief Financial Officer of the Company.

- **Annual Audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of AUDITED financial statements within 60 days of the close of each business fiscal year. Company financials shall be emailed to LEGAL@AlternativeSecuritiesMarket.com and will also posted at www.ASMGCorp.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements.

- **Quarterly Conference Calls:** Company agrees that the Company's Chief Executive Officer will participate in a Quarterly Conference Call with current investors, potential new investors and/or financial professionals that chose to participate in the conference call. During this Quarterly Conference Call with the CEO of the Company, the CEO will detail the "*current status of the company*" and detail where the CEO is taking the company in the future. Conference call will take place no sooner than ten days, and no greater than 30 days, from the release of the Company's quarterly financial release.CEO take make ample time to answer questions from conference call participants. Company agrees that the quarterly conference calls with the Company's CEO will posted on the Company's private page at www.ASMGCorp.com where they may be heard by registered users of www.ASMGCorp.com.

- **Monthly Status of the Company Report:** Company agrees that the Company's Chief Executive Officer will publish a monthly "*State of the Company Letter*" and email the "*State of the Company Letter*" to all investors of the Company and to Alternative Securities Markets Group. The "*State of the Company Letter*" should detail the current operational status of the Company, detail any information that the CEO feels is necessary for investors to know and include information on the path the CEO of the Company is looking at taking the company in the short-term and in the long-ter. Company agrees that the "*State of the Company Letter*" will be posted on the Company's private page at www.ASMGCorp.com where they may be viewed by registered users of www.ASMGCorp.com.

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.ASMGCorp.com.

( ) OPTION TWO: Limited Reporting Company:

- **Quarterly Un-audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company financials shall be emailed to LEGAL@AlternativeSecuritiesMarket.com and will also posted at www.ASMGCorp.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements. All un-audited financial statements will be signed as "*true and accurate*" by the Chief Executive Officer and/or the Chief Financial Officer of the Company.

- **Quarterly Conference Calls:** Company agrees that the Company's Chief Executive Officer will participate in a Quarterly Conference Call with current investors, potential new investors and/or financial professionals that chose to participate in the conference call. During this Quarterly Conference Call with the CEO of the Company, the CEO will detail the "*current status of the company*" and detail where the CEO is taking the company in the future. Conference call will take place no sooner than ten days, and no greater than 30 days, from the release of the Company's quarterly financial release.CEO take make ample time to answer questions from conference call participants. Company agrees that the quarterly conference calls with the Company's CEO will posted on the Company's private page at www.ASMGCorp.com where they may be heard by registered users of www.ASMGCorp.com.

- **Monthly Status of the Company Report:** Company agrees that the Company's Chief Executive Officer will publish a monthly "*State of the Company Letter*" and email the "*State of the Company Letter*" to all investors of the Company and to Alternative Securities Markets Group. The "*State of the Company Letter*" should detail the current operational status of the Company, detail any information that the CEO feels is necessary for investors to know and include information on the path the CEO of the Company is looking at taking the company in the short-term and in the long-ter. Company agrees that the "*State of the Company Letter*" will be posted on the Company's private page at www.ASMGCorp.com where they may be viewed by registered users of www.ASMGCorp.com.

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.ASMGCorp.com.

( ) OPTION THREE: Non-Reporting Company:

- **Quarterly Conference Calls:** Company agrees that the Company's Chief Executive Officer will participate in a Quarterly Conference Call with current investors, potential new investors and/or financial professionals that chose to participate in the conference call. During this Quarterly Conference Call with the CEO of the Company, the CEO will detail the "*current status of the company*" and detail where the CEO is taking the company in the future. Conference call will take place no sooner than ten days, and no greater than 30 days, from the release of the Company's quarterly financial release.CEO take make ample time to answer questions from conference call participants. Company agrees that the quarterly conference calls with the Company's CEO will posted on the Company's private page at www.ASMGCorp.com where they may be heard by registered users of www.ASMGCorp.com.

- **Monthly Status of the Company Report:** Company agrees that the Company's Chief Executive Officer will publish a monthly "*State of the Company Letter*" and email the "*State of the Company Letter*" to all investors of the Company and to Alternative Securities Markets Group. The "*State of the Company Letter*" should detail the current operational status of the Company, detail any information that the CEO feels is necessary for investors to know and include information on the path the CEO of the Company is looking at taking the company in the short-term and in the long-ter. Company agrees that the "*State of the Company Letter*" will be posted on the Company's private page at www.ASMGCorp.com where they may be viewed by registered users of www.ASMGCorp.com.

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.ASMGCorp.com.

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

The Company agrees to continue to acknowledge that members of Alternative Securities Markets Group Corporation shall continue to be relying on the Company and business information when preparing the Company for a 'Direct Public Offering of Securities' and listing on the Alternative Securities Market. All members of the Company represent that all such information he or she is providing to Alternative Securities Markets Group Corporation is true and complete to the best of his or her knowledge. All members of the Company acknowledge that members of Alternative Securities Markets Group Corporation may provide the information submitted to other necessary parties or its affiliates in the course of preparing the proposed 'Direct Public Securities Offering' and listing on the Alternative Securities Market. All members of the Company shall promptly submit any additional information which supplements or reflects material changes in any of the information submitted to Alternative Securities Markets Group Corporation members. Furthermore, all members of the Company shall certify at each submission that all of the information supplied to Alternative Securities Markets Group Corporation is accurate and complete, to the best of her or her knowledge.

Reporting Requirements: (To Be Emailed to Legal@AlternativeSecuritiesMarket.com)

1. Company agrees to continue to provide the information as requested by the Alternative Securities Markets Group.
   a. None More Required

Alternative Securities Markets Group to provide the following (ASM Venture Market and ASM Main Market ONLY):

- Preparation of all Securities Registration Statements and Public Offering Memorandums
- All International, Federal & State Registrations, Submissions, Qualifications and Compliance.
- File SEC Form ID for SEC CIK Number and Edgar Filer Passcodes
- Complete Drafting of Regulation A Registration Statement on SEC Form 1-A
- Complete Drafting of Regulation S Securities Offering
- Issuance of International Stock Identification Number
- Printing, Binding and Filing of SEC Form 1-A with the United States Securities and Exchange Commission
- Printing, Binding and Filings of all Amended SEC Form 1-As required for the answering of all comments received from the SEC during the course of the Regulation A Review, Comment and Qualification process
- NASAA Registration of the Regulation A in the Following States (State Registration Fees to be paid upfront by the Alternative Securities Markets Group):
  - California
  - New York
  - Florida
- Publishing of a Company page on the selected market tier that contains all information about the Company's Stock and Offering
- Publishing of a Company page for the Company's publishing of a Public Reporting Requirements

FEES PAID BY THE ALTERNATIVE SECURITIES MARKETS GROUP:

- State Registration and Filing Fees for Direct Initial Public Offering:
  - California: $200 plus 1/5 of 1% of the Offering
  - New York: $300 ($500,000 or less) to $1,200 ($500,001 or more)

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

- Florida: $1,000

Costs Associated with Public Listings and Public Offering:
Company acknowledges that there shall be fees associated with the Company's Direct Public Securities Offering and listing on the Alternative Securities Market.

REGULATION A W/ REGULATION S SECURITIES OFFERING:

- Monthly ASM Listing & Public Reporting Fees:
  - $55 per month
- *First payment due upon execution of this agreement, and every month thereafter. Companies will continue to be public reporting during and after public capitalization. Companies are required to keep current their public reporting as detailed in this agreement. This monthly fee shall continue until the Company becomes quoted on the OTCQB or OTCQX Market or a Regulated Stock Exchange such as the NYSE or NASDAQ).*

- All funds to be received by the Company from subscriptions tendered by Broker and accepted by the Company shall be delivered in accordance with the subscription instructions set forth in the Company's Subscription Agreement. Upon the acceptance of each subscription agreement approved by the Company and which has been submitted to the Company through solicitation efforts undertaken by the Broker, Broker will be entitled to receive a commission equal to TEN PERCENT (10%) of the sales price of the Securities which Broker places. The Company shall have no liability or obligation to Broker for any amount other than the commission provided for herein. The Commission shall be payable to Broker only if, as, and when funds are received by the Company from subscriptions for the Securities placed by Broker in accordance with this Agreement.

- 05% of the Company's Current Issued and Outstanding Common Stock Shares to be escrowed with the Company's Legal Counsel in the name of "*Alternative Securities Markets Group*". The Shares of Escrowed Common Stock to be released to "*Alternative Securities Markets Group*" fully diluted at the following milestones:

  - 100% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful SEC Qualification of the Company's Regulation A Registration Statement, and the completion of the NASAA Coordinated Review and Registration in the States of California, New York and Florida.

Additional Items:
Alternative Securities Markets Group Corporation has determined that the structure and terms of the proposed Debt and/or Equity Capital Offering and Listing, as described in this Agreement, are in compliance with all applicable International, Federal, State and Local Laws, Rules and Regulations regarding Private and Public Debt and/or Equity Public Offerings.

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

We look forward to partnering with you on this business opportunity.

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed by their duly authorized officers. Signature on this Cover Sheet is in lieu of, and has the same effect as, signature on each document referenced herein.

Company:
Digger's BBQ Franchises, Inc.



Signature: ______________________

Printed Name: Nick Ruiz

Title: CEO

Company:
Alternative Securities Markets Group Corporation



By: Mr.Steven J. Muehler, CEO
CEO or Vice President, Alternative Securities Markets Group Corporation

Signature Certificate

Document Reference: J9SEPSI95J8SFKEE3ANX4S

RightSignature
Easy Online Document Signing

nsruizaol.com
Party ID: V6BJFII4J5W84GI9KCS2FB
IP Address: 162.198.216.186
nsruiz@aol.com

d2bbf6e1c3e40443970348a8ac8c0465e5c5af96



Alternative Securities Markets Group
Party ID: WCPRHYILNJXNUIMIDBH4I4
IP Address: 76.91.17.17
legal@asmmarketsgroup.com

57f0bc77607e7248325b02aed66751672cdd651a



Timestamp	Audit
	All parties have signed document. Signed copies sent to: nsruizaol.com and Alternative Securities Markets Group.
	Document signed by nsruizaol.com (nsruiz@aol.com) with drawn signature. - 162.198.216.186
	Document viewed by nsruizaol.com (nsruiz@aol.com). - 162.198.216.186
	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 76.91.17.17
	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17
	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17



This signature page provides a record of the online activity executing this contract.


EXHIBIT E

FORM BD PAGE 1 (Execution Page)	UNIFORM APPLICATION FOR BROKER-DEALER REGISTRATION Date: 01/22/2015 SEC File No: 8- Firm CRD No.:	OFFICIAL USE

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of business as a broker-dealer would violate the Federal securities laws and the laws of the *jurisdictions* and may result in disciplinary, administrative, injunctive or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS.

☒ APPLICATION ☐ AMENDMENT

1. Exact name, principal business address, mailing address, if different, and telephone number of *applicant:*

A. Full name of *applicant* (if sole proprietor, state last, first and middle name):
Alternative Securities Market, LLC

B. IRS Empl. Ident. No.:
47-2395422

C. (1) Name under which broker-dealer business primarily is conducted, if different from Item 1A.

(2) List on Schedule D, Page1, Section I any other name by which the firm conducts business and where it is used.

D. If this filing makes a name change on behalf of the *applicant*, enter the new name and specify whether the name change is of the ☐ *applicant* name (1A) or ☐ business name (1C):
Please check above.

E. Firm main address: (Do not use a P.O. Box)

4050 Glencoe Avenue, #210	Marina Del Rey	California	90292
(Number and Street)	(City)	(State/Country)	(Zip+4/Postal Code)

Branch offices or other business locations must be reported on Schedule E.

F. Mailing address, if different:

G. Business Telephone Number:
213 (Area Code) 407-4386 (Telephone Number)

H. Contact Employee:

Mr. Steven Joseph Muehler	213	407-4386
(Name and Title)	(Area Code)	(Telephone Number)

EXECUTION:

For the purposes of complying with the laws of the State(s) designated in Item 2 relating to either the offer or sale of securities or commodities, the undersigned and *applicant* hereby certify that the *applicant* is in compliance with applicable state surety bonding requirements and irrevocably appoint the administrator of each of those State(s) or such other person designated by law, and the successors in such office, attorney for the *applicant* in said State(s), upon whom may be served any notice, process, or pleading in any action or *proceeding* against the *applicant* arising out of or in connection with the offer or sale of securities or commodities, or out of the violation or alleged violation of the laws of those State(s), and the *applicant* hereby consents that any such action or *proceeding* against the *applicant* may be commenced in any court of competent jurisdiction and proper venue within said State(s) by service of process upon said appointee with the same effect as if *applicant* were a resident in said State(s) and had lawfully been served with process in said State(s).

The *applicant* consents that service of any civil action brought by or notice of any *proceeding* before the Securities and Exchange Commission or any *self-regulatory organization* in connection with the *applicant's* broker-dealer activities, or of any application for a protective decree filed by the Securities Investor Protection Corporation, may be given by registered or certified mail or confirmed telegram to the *applicant's* contact employee at the main address, or mailing address if different, given in Items 1E and IF.

The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said *applicant*. The undersigned and *applicant* represent that the information and statements contained herein, including exhibits attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete. The undersigned and *applicant* further represent that to the extent any information previously submitted is not amended such information is currently accurate and complete.

1/22/15 Date (MM/DD/YYYY)   Alternative Securities Market, LLC - Steve Muehler Name of Applicant

By: [signature] Signature   [signature] Print Name and Title

Subscribed and sworn before me this ____ day of ________, ____ Year by - See Attached Notary Public

My Commision expires ________ County of - See Attached State of - See Attached

This page must always be completed in full with original, manual signature and notarization.
To amend, circle items being amended. Affix notary stamp or seal where applicable.

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 22 (*Date*) day of January (*Month*), 2015 (*Year*), by

(1) Steve Muehler

(and (2) ______________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



CHUCK JIRO MURAYAMA
Commission # 1990849
Notary Public - California
Los Angeles County
My Comm. Expires Oct 9, 2016

Seal
Place Notary Seal Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Uniform Application For Broker-Dealer Registration **Document Date:** 1-22-2015

Number of Pages: 1 **Signer(s) Other Than Named Above:** ______

FORM BD
PAGE 2

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/15

Firm CRD No.: ____________

OFFICIAL USE | OFFICIAL USE ONLY

2. Indicate by checking the appropriate box(es) each governmental authority, organization, or *jurisdiction* in which the *applicant* is registered or registering as a broker-dealer.

SECURITIES AND EXCHANGE COMMISSION

If *applicant* is registered or registering with the SEC, check here and answer items 2A through 2D below. ☐

		YES	NO
A.	Is *applicant* registered or registering as a broker-dealer under Section 15(b) or Section 15B of the Securities Exchange Act of 1934?	☒	☐
B.	Is *applicant* registered or registering as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and also acting or intending to act as a government securities broker or dealer?	☐	☒
C.	Is *applicant* registered or registering solely as a government securities broker or dealer under Section 15C of the Securities Exchange Act of 1934?	☐	☒
	Do not answer "yes" to Item 2C if applicant answered "yes" to Item 2A or Item 2B.		
D.	Is *applicant* ceasing its activities as a government securities broker or dealer?	☐	☒

If applicant answers "yes" to Items 2A and 2D, applicant expressly consents to the withdrawal of its registration as a government securities broker or dealer under Section 15C of the Securities Exchange Act of 1934. See "Instructions."

SRO

☐ AMEX ☐ BSE ☐ CBOE ☐ CHX ☐ NSX ☒ FINRA ☐ NQX ☐ NYSE ☐ PHLX ☐ ARCA ☐ ISE ☐ OTHER *(specify)* ____________

JURISDICTION

☐ Alabama	☐ Hawaii	☐ Michigan	☐ North Carolina	☐ Texas
☐ Alaska	☐ Idaho	☐ Minnesota	☐ North Dakota	☐ Utah
☐ Arizona	☐ Illinois	☐ Mississippi	☐ Ohio	☐ Vermont
☐ Arkansas	☐ Indiana	☐ Missouri	☐ Oklahoma	☐ Virgin Islands
S California	☐ Iowa	☐ Montana	☐ Oregon	☐ Virginia
☐ Colorado	☐ Kansas	☐ Nebraska	☐ Pennsylvania	☐ Washington
☐ Connecticut	☐ Kentucky	☐ Nevada	☐ Puerto Rico	☐ West Virginia
☐ Delaware	☐ Louisiana	☐ New Hampshire	☐ Rhode Island	☐ Wisconsin
☐ District of Columbia	☐ Maine	☐ New Jersey	☐ South Carolina	☐ Wyoming
☐ Florida	☐ Maryland	☐ New Mexico	☐ South Dakota	
☐ Georgia	☐ Massachusetts	☐ New York	☐ Tennessee	

3. A. Indicate legal status of *applicant*.

☐ Corporation ☐ Sole Proprietorship ☐ Other *(specify)* ____________
☐ Partnership ☒ Limited Liability Company

B. Month *applicant's* fiscal year ends: 12/31

C. If other than a sole proprietor, indicate date and place *applicant* obtained its legal status (i.e., state or country where incorporated, where partnership agreement was filed, or where *applicant* entity was formed):

State/Country of formation: California   Date of formation: 11/26/2014 (MM/DD/YYYY)

Schedule A and, if applicable, Schedule B must be completed as part of all initial applications. Amendments to these schedules must be provided on Schedule C.

4. If *applicant* is a sole proprietor, state full residence address and Social Security Number.

Social Security Number: ___-___-___

(Number and Street) (City) (State/Country) (Zip+4/Postal Code)

		YES	NO
5.	Is *applicant* at the time of this filing *succeeding* to the business of a currently registered broker-dealer? *Do not report previous successions already reported on Form BD.* *If "Yes," contact CRD prior to submitting form; complete appropriate items on Schedule D, Page 1, Section III.*	☐	☒
6.	Does *applicant* hold or maintain any funds or securities or provide clearing services for any other broker or dealer?	☐	☒
7.	Does *applicant* refer or introduce customers to any other broker or dealer? *If "Yes," complete appropriate items on Schedule D, Page 1, Section IV.*	☐	☒

FORM BD PAGE 3	*Applicant* Name: Alternative Securities Market, LLC Date: 01/22/15 Firm CRD No.:	OFFICIAL USE	OFFICIAL USE ONLY

	YES	NO
8. Does *applicant* have any arrangement with any other *person*, firm, or organization under which:		
A. any books or records of *applicant* are kept or maintained by such other *person*, firm or organization?	☐	☒
B. accounts, funds, or securities of the *applicant* are held or maintained by such other *person*, firm, or organization?	☐	☒
C. accounts, funds, or securities of customers of the *applicant* are held or maintained by such other *person*, firm or organization?	☐	☒
For purposes of 8B and 8C, do not include a bank or satisfactory control location as defined in paragraph (c) of Rule 15c3-3 under the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).		
If "Yes" to any part of Item 8, complete appropriate items on Schedule D, Page 1, Section IV.		
9. Does any *person* not named in Item 1 or Schedules A, B, or C, directly or indirectly:		
A. *control* the management or policies of the *applicant* through agreement or otherwise?	☐	☒
B. wholly or partially finance the business of applicant?	☐	☒
Do not answer "Yes" to 9B if the person finances the business of the applicant through: 1) a public offering of securities made pursuant to the Securities Act of 1933; 2) credit extended in the ordinary course of business by suppliers, banks, and others; or 3) a satisfactory subordination agreement, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (17 CFR 240.15c3-1).		
If "Yes" to any part of Item 9, complete appropriate items on Schedule D, Page 1, Section IV.		
10. A. Directly or indirectly, does *applicant control*, is *applicant controlled* by, or is *applicant* under common *control* with, any partnership, corporation, or other organization that is engaged in the securities or investment advisory business?	☒	☐
If "Yes" to Item 10A, complete appropriate items on Schedule D, Page 2, Section V.		
B. Directly or indirectly, is *applicant controlled* by any bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings bank or association, credit union, or foreign bank?	☐	☒
If "Yes" to Item 10B, complete appropriate items on Schedule D, Page 3, Section VI.		
11. Use the appropriate DRP for providing details to "yes" answers to the questions in Item 11. Refer to the Explanation of Terms section of Form BD Instructions for explanations of italicized terms.		
CRIMINAL DISCLOSURE		
A. In the past ten years has the *applicant* or a *control affiliate*:		
(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to any *felony*?	☐	☒
(2) been *charged* with any *felony*?	☐	☒
B. In the past ten years has the *applicant* or a *control affiliate*:		
(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to a *misdemeanor involving*: investments or an *investment-related* business, or any fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?	☐	☒
(2) been *charged* with a *misdemeanor* specified in 11B(1)?	☐	☒
REGULATORY ACTION DISCLOSURE		
C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:		
(1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?	☐	☒
(2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its regulations or statutes?	☐	☒
(3) *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) entered an *order* against the *applicant* or a *control affiliate* in connection with *investment-related* activity?	☐	☒
(5) imposed a civil money penalty on the *applicant* or a *control affiliate*, or *ordered* the *applicant* or a *control affiliate* to cease and desist from any activity?	☐	☒

FORM BD
PAGE 4

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/15

Firm CRD No.: ____________

OFFICIAL USE

OFFICIAL USE ONLY

REGULATORY ACTION DISCLOSURE

	YES	NO
D. Has any other federal regulatory agency, any state regulatory agency, or *foreign financial regulatory authority*:		
(1) ever *found* the *applicant or a control affiliate* to have made a false statement or omission or been dishonest, unfair, or unethical?	☐	☒
(2) ever *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of *investment-related* regulations or statutes?	☐	☒
(3) ever *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☒	☐
(4) in the past ten years, entered an *order* against the *applicant* or a *control affiliate* in connection with an *investment-related* activity?	☐	☒
(5) ever denied, suspended, or revoked the *applicant's* or a *control affiliate's* registration or license or otherwise, by *order*, prevented it from associating with an *investment-related* business or restricted its activities?	☐	☒
E. Has any *self-regulatory organization or* commodities exchange ever:		
(1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?	☐	☒
(2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its rules (other than a violation designated as a *"minor rule violation"* under a plan approved by the U.S. Securities and Exchange Commission)?	☐	☒
(3) *found* the *applicant* or a *control affiliate* to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) disciplined the *applicant* or a *control affiliate* by expelling or suspending it from membership, barring or suspending its association with other members, or otherwise restricting its activities?	☐	☒
F. Has the *applicant's* or a *control affiliate's* authorization to act as an attorney, accountant, or federal contractor ever been revoked or suspended?	☐	☒
G. Is the *applicant* or a *control affiliate* now the subject of any regulatory *proceeding* that could result in a "yes" answer to any part of 11C, D, or E?	☐	☒

CIVIL JUDICIAL DISCLOSURE

	YES	NO
H. (1) Has any domestic or foreign court:		
(a) in the past ten years, *enjoined* the *applicant* or a *control affiliate* in connection with any *investment-related* activity?	☐	☒
(b) ever *found* that the *applicant* or a *control affiliate* was *involved* in a violation of *investment-related* statutes or regulations?	☐	☒
(c) ever dismissed, pursuant to a settlement agreement, an *investment-related* civil action brought against the *applicant* or *control affiliate* by a state or *foreign financial regulatory authority*?	☐	☒
(2) Is the *applicant* or a *control affiliate* now the subject of any civil *proceeding* that could result in a "yes" answer to any part of 11H(1)?	☐	☒

FINANCIAL DISCLOSURE

	YES	NO
I. In the past ten years has the *applicant* or a *control affiliate* of the *applicant* ever been a securities firm or a *control affiliate* of a securities firm that:		
(1) has been the subject of a bankruptcy petition?	☐	☒
(2) has had a trustee appointed or a direct payment procedure initiated under the Securities Investor Protection Act?	☐	☒
J. Has a bonding company ever denied, paid out on, or revoked a bond for the *applicant*?	☐	☒
K. Does the *applicant* have any unsatisfied judgments or liens against it?	☐	☒

FORM BD PAGE 5	*Applicant* Name: Alternative Securities Market, LLC Date: 01/22/2015 Firm CRD No.:	OFFICIAL USE	OFFICIAL USE ONLY

12. Check types of business engaged in (or to be engaged in, if not yet active) by *applicant*. Do not check any category that accounts for (or is expected to account for) less than 1% of annual revenue from the securities or investment advisory business.

A.	Exchange member engaged in exchange commission business other than floor activities	☐ EMC
B.	Exchange member engaged in floor activities	☐ EMF
C.	Broker or dealer making inter-dealer markets in corporate securities over-the-counter	☐ IDM
D.	Broker or dealer retailing corporate equity securities over-the-counter	☐ BDR
E.	Broker or dealer selling corporate debt securities	■ BDD
F.	Underwriter or selling group participant (corporate securities other than mutual funds)	☐ USG
G.	Mutual fund underwriter or sponsor	☐ MFU
H.	Mutual fund retailer	☐ MFR
I.	1. U.S. government securities dealer	☐ GSD
	2. U.S. government securities broker	☐ GSB
J.	Municipal securities dealer	☐ MSD
K.	Municipal securities broker.	☐ MSB
L.	Broker or dealer selling variable life insurance or annuities	☐ VLA
M.	Solicitor of time deposits in a financial institution	☐ SSL
N.	Real estate syndicator.	■ RES
O.	Broker or dealer selling oil and gas interests	■ OGI
P.	Put and call broker or dealer or option writer	☐ PCB
Q.	Broker or dealer selling securities of only one issuer or associate issuers (other than mutual funds)	☐ BIA
R.	Broker or dealer selling securities of non-profit organizations (e.g., churches, hospitals)	☐ NPB
S.	Investment advisory services	☐ IAD
T.	1. Broker or dealer selling tax shelters or limited partnerships in primary distributions	☐ TAP
	2. Broker or dealer selling tax shelters or limited partnerships in the secondary market	☐ TAS
U.	Non-exchange member arranging for transactions in listed securities by exchange member	☐ NEX
V.	Trading securities for own account	☐ TRA
W.	Private placements of securities	■ PLA
X.	Broker or dealer selling interests in mortgages or other receivables	■ MRI
Y.	Broker or dealer involved in a networking, kiosk or similar arrangement with a:	
	1. bank, savings bank or association, or credit union	☐ BNA
	2. insurance company or agency	☐ INA
Z.	Other *(give details on Schedule D, Page 1, Section II)*	☐ OTH

		YES	NO
13. A.	Does *applicant* effect transactions in commodity futures, commodities or commodity options as a broker for others or as a dealer for its own account?	☐	☒
B.	Does *applicant* engage in any other non-securities business? *If "yes," describe each other business briefly on Schedule D, Page 1, Section II.*	☐	☒

Schedule A of FORM BD

DIRECT OWNERS AND EXECUTIVE OFFICERS

(Answer for Form BD Item 3)

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/15 Firm CRD No.: ____________

OFFICIAL USE

1. Use Schedule A only in new applications to provide information on the **direct owners** and executive officers of the *applicant*. Use Schedule B in new applications to provide information on **indirect** owners. File all amendments on Schedule C. **Complete each column.**

2. List below the names of:

   (a) each Chief Executive Officer, Chief Financial Officer, Chief Operations Officer, Chief Legal Officer, Chief Compliance Officer, Director, and individuals with similar status or functions;

   (b) in the case of an *applicant* that is a corporation, each shareholder that directly owns 5% or more of a class of a voting security of the *applicant*, unless the *applicant* is a public reporting company (a company subject to Sections 12 or 15(d) of the Securities Exchange Act of 1934);
   Direct owners include any *person* that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the *applicant*. For purposes of this Schedule, a *person* beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

   (c) in the case of an *applicant* that is a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital; and

   (d) in the case of a trust that directly owns 5% or more of a class of a voting security of the *applicant*, or that has the right to receive upon dissolution, or has contributed, 5% or more of the *applicant's* capital, the trust and each trustee.

   (e) in the case of an *applicant* that is a Limited Liability Company ("LLC"), (i) those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

3. Are there any indirect owners of the *applicant* required to be reported on Schedule B? ☐ Yes ■ No

4. In the "DE/FE/I" column, enter "DE" if the owner is a domestic entity, or enter "FE" if owner is an entity incorporated or domiciled in a foreign country, or enter "I" if the owner is an individual.

5. Complete the "Title or Status" column by entering board/management titles; status as partner, trustee, sole proprietor, or shareholder; and for shareholders, the class of securities owned (if more than one is issued).

6. Ownership codes are:
   NA - less than 5%
   A - 5% but less than 10%
   B - 10% but less than 25%
   C - 25% but less than 50%
   D - 50% but less than 75%
   E - 75% or more

7. (a) In the "*Control Person*" column, enter "Yes" if *person* has "*control*" as defined in the instructions to this form, and enter "No" if the *person* does not have *control*. Note that under this definition most executive officers and all 25% owners, general partners, and trustees would be "control persons".

   (b) In the "PR" column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Title or Status	Date Title or Status Acquired		Ownership Code	Control Person		CRD No. If None: S.S. No., IRS Tax No. or Employer ID.	Official Use Only
			MM	YYYY			PR		
Mr. Steven Joseph Muehler	I	Managing Member	12	2014	NA	Yes		47-2395422	
Alternative Securities Markets Group Corporation	DE	Sole Shareholder	11	2014	E	Yes		47-2360876	

Schedule B of FORM BD **INDIRECT OWNERS** (Answer for Form BD Item 3)	*Applicant* Name: Alternative Securities Market, LLC Date: 01/22/15 Firm CRD No.:	**OFFICIAL USE**

1. Use Schedule B only in new applications to provide information on the **indirect** owners of the *applicant*. Use Schedule A in new applications to provide information on **direct** owners. File all amendments on Schedule C. **Complete each column.**

2. With respect to each owner listed on Schedule A, (except individual owners), list below:

   (a) in the case of an owner that is a corporation, each of its shareholders that beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 25% or more of a class of a voting security of that corporation;

   For purposes of this Schedule, a *person* beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the *right to acquire*, within 60 days, through the exercise of any option, warrant or right to purchase the security.

   (b) in the case of an owner that is a partnership, **all** general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 25% or more of the partnership's capital; and

   (c) in the case of an owner that is a trust, the trust and each trustee.

   (d) in the case of an owner that is a Limited Liability Company ("LCC"), (i) those members that have the right to receive upon dissolution, or have contributed, 25% or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

3. Continue up the chain of ownership listing all 25% owners at each level. Once a public reporting company (a company subject to Sections 12 or 15(d) of the Securities Exchange Act of 1934) is reached, no ownership information further up the chain of ownership need be given.

4. In the "DE/FE/I" column, enter "DE" if the owner is a domestic entity, or enter "FE" if owner is an entity incorporated or domiciled in a foreign country, or enter "I" if the owner is an individual.

5. Complete the "Status" column by entering status as partner, trustee, shareholder, etc., and if shareholder, class of securities owned (if more than one is issued).

6. Ownership codes are: C - 25% but less than 50% D - 50% but less than 75% E - 75% or more F - Other General Partners

7. (a) In the *"Control Person"* column, enter "Yes" if *person* has *"control"* as defined in the instructions to this form, and enter "No" if the *person* does not have *control*. Note that under this definition most executive officers and all 25% owners, general partners, and trustees would be *"control persons"*.

   (b) In the "PR" column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Entity in Which Interest is Owned	Status	Date Status Acquired		Ownership Code	*Control Person*		CRD No. If None: S.S. No., IRS Tax No. or Employer ID.	Official Use Only
				MM	YYYY			PR		

Schedule C of FORM BD **AMENDMENTS TO SCHEDULES A & B** (Amendments to answers for Form BD Item 3)	*Applicant* Name: Alternative Securities Market, LLC Date: 01/22/15 Firm CRD No.:	OFFICIAL USE

1. This Schedule C is used to amend Schedules A and B of Form BD. Refer to those schedules for specific instructions for completing this Schedule C. **Complete each column.** File with a completed Execution Page (Page 1).
2. In the Type of Amendment ("Type of Amd.") column, indicate "A" (addition), "D" (deletion), or "C" (change in information about the same *person*).
3. Ownership codes are: NA - less than 5%; A - 5% but less than 10%; B - 10% but less than 25%; C - 25% but less than 50%; D - 50% but less than 75%; E - 75% or more; F - Other General Partners
4. **List below all changes to Schedule A: (DIRECT OWNERS AND EXECUTIVE OFFICERS)**

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amd.	Title or Status	Date Title or Status Acquired		*Control* Ownership Code	CRD No. *Person*		If None: S. S. No., IRS Tax No or Employer ID	Official Use Only
				MM	YYYY			PR		

5. **List below all changes to Schedule B: (INDIRECT OWNERS)**

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amd.	Entity in Which Interest is Owned	Status	Date Status Acquired		Ownership Code	*Control Person*		CRD No. If None: S.S. No., IRS Tax No. or Employer ID.	Official Use Only
					MM	YYYY			PR		

Schedule D of FORM BD
Page 1

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/2015 Firm CRD No.:

OFFICIAL USE | OFFICIAL USE ONLY

Use this Schedule D Page 1 to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an ■ INITIAL ☐ AMENDED detail filing for the Form BD items checked below:

SECTION I *Other Business Names*

(Check if applicable) ☐ Item 1C(2)

List each of the "other" names and the *jurisdiction(s)* in which they are used.

1. Name	*Jurisdiction*	2. Name	*Jurisdiction*
3. Name	*Jurisdiction*	4. Name	*Jurisdiction*

SECTION II *Other Business*

(Check one) ☐ Item 12Z ☐ Item 13B

Applicant must complete a separate Schedule D Page 1 for each affirmative response in this section.

Briefly describe any other business (ITEM 12Z); or any other non-securities business (ITEM 13B). Use reverse side of this sheet for additional comments if necessary.

SECTION III *Successions*

(Check if applicable) ☐ Item 5

Date of Succession MM DD YYYY / /	*Name of Predecessor*	
Firm CRD Number	IRS Employer Identification Number (if any)	SEC File Number (if any)

Briefly describe details of the *succession* including any assets or liabilities not assumed by the *successor*. Use reverse side of this sheet for additional comments if necessary.

SECTION IV *Introducing and Clearing Arrangements / Control Persons / Financings*

(Check one) ☐ Item 7 ☐ Item 8A ☐ Item 8B ☐ Item 8C ☐ Item 9A ☐ Item 9B

Applicant must complete a separate Schedule D Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement or agreement, enter the effective date of the change.

Firm or Organization Name	CRD Number (if any)	
Business Address *(Street, City, State/Country, Zip+4 Postal Code)*	Effective Date MM DD YYYY 10 02 2014	Termination Date MM DD YYYY / /
Individual Name (if applicable) *(Last, First, Middle)*	CRD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip+4 Postal Code)*	Effective Date MM DD YYYY 10 02 2014	Termination Date MM DD YYYY / /

Briefly describe the nature of reference or arrangement (ITEM 7 or ITEM 8); the nature of the *control* or agreement (ITEM 9A); or the method and amount of financing (ITEM 9B). Use reverse side of this sheet for additional comments if necessary.

Schedule D of FORM BD **Page 2**	Applicant Name: Alternative Securities Market, LLC Date: 1/22/15 Firm CRD No.:	**OFFICIAL USE**	OFFICIAL USE ONLY

Use this Schedule D Page 2 to report details for Item 10A. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information. Supply details for all partnerships, corporations, organizations, institutions and individuals necessary to answer each item completely. Use additional copies of Schedule D Page 2 if necessary.

Use the "Effective Date" box to enter the Month, Day, and Year that the affiliation was effective or the date of the most recent change in the affiliation.

This is an ☐ INITIAL ☐ AMENDED detail filing for Form BD Item 10A

☐ 10A. Directly or indirectly, does *applicant* control, is *applicant controlled* by, or is *applicant* under common *control* with, any partnership, corporation, or other organization that is engaged in the securities or investment advisory business?

SECTION V ***Complete this section for control issues relating to ITEM 10A only.***

The details supplied relate to:

1 Partnership, Corporation, or Organization Name: Alternative Securities Markets Group Corporation
CRD Number (if any): Recently Filed ADV2 for RIA Firm (Series 65)

(check only one)
This Partnership, Corporation, or Organization ☐ *controls applicant* ☐ *is controlled by applicant* ☐ *is under common control with applicant*

Business Address *(Street, City, State/Country, Zip+4/Postal Code)*: 4050 Glencoe Avenue, Unit 210, Marina Del Rey, CA 90292
Effective Date (MM DD YYYY): 10/02/2014
Termination Date (MM DD YYYY): / /

Is Partnership, Corporation or Organization a foreign entity? ☐ Yes ☒ No
If Yes, provide country of domicile or incorporation:
Check "Yes" or "No" for activities of this partnership, corporation, or organization: Securities Activities: ☒ Yes ☐ No; Investment Advisory Activities: ☒ Yes ☐ No

Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.
Investment Advisory Firm

2 Partnership, Corporation, or Organization Name:
CRD Number (if any):

(check only one)
This Partnership, Corporation, or Organization ☐ *controls applicant* ☐ *is controlled by applicant* ☐ *is under common control with applicant*

Business Address *(Street, City, State/Country, Zip+4/Postal Code)*:
Effective Date (MM DD YYYY): 10/02/2014
Termination Date (MM DD YYYY): / /

Is Partnership, Corporation or Organization a foreign entity? ☐ Yes ☐ No
If Yes, provide country of domicile or incorporation:
Check "Yes" or "No" for activities of this partnership, corporation, or organization: Securities Activities: ☐ Yes ☐ No; Investment Advisory Activities: ☐ Yes ☐ No

Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.

3 Partnership, Corporation, or Organization Name:
CRD Number (if any):

(check only one)
This Partnership, Corporation, or Organization ☐ *controls applicant* ☐ *is controlled by applicant* ☐ *is under common control with applicant*

Business Address *(Street, City, State/Country, Zip+4/Postal Code)*:
Effective Date (MM DD YYYY): / /
Termination Date (MM DD YYYY): / /

Is Partnership, Corporation or Organization a foreign entity? ☐ Yes ☐ No
If Yes, provide country of domicile or incorporation:
Check "Yes" or "No" for activities of this partnership, corporation, or organization: Securities Activities: ☐ Yes ☐ No; Investment Advisory Activities: ☐ Yes ☐ No

Briefly describe the *control relationship*. Use reverse side of this sheet for additional comments if necessary.

If *applicant* has more than 3 organizations to report, complete additional Schedule D Page 2s.

Schedule D of FORM BD Page 3	Applicant Name: Alternative Securities Market, LLC Date: 01/22/2015 Firm CRD No.: ______	OFFICIAL USE	OFFICIAL USE ONLY

Use this Schedule D Page 3 to report details for Item 10B. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information. Supply details for all partnerships, corporations, organizations, institutions and individuals necessary to answer each item completely. Use additional copies of Schedule D Page 3 if necessary.

Use the "Effective Date" box to enter the Month, Day, and Year that the affiliation was effective or the date of the most recent change in the affiliation.

This is an ☐ INITIAL ☐ AMENDED detail filing for Form BD Item 10B

☐ 10B. Directly or indirectly, is *applicant controlled* by any bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings bank or association, credit union, or foreign bank?

SECTION VI ***Complete this section for control issues relating to ITEM 10B only.***

Provide the details for each organization or institution that *controls* the *applicant*, including each organization or institution in the *applicant's* chain of ownership. The details supplied relate to:

1	Financial Institution Name	CRD Number (if applicable)
	Institution Type (*i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank*)	Effective Date MM DD YYYY / / Termination Date MM DD YYYY / /
	Business Address (*Street, City, State/Country, Zip+4/Postal Code*)	If foreign, country of domicile or incorporation
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.	
2	Financial Institution Name	CRD Number (if applicable)
	Institution Type (*i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank*)	Effective Date MM DD YYYY / / Termination Date MM DD YYYY / /
	Business Address (*Street, City, State/Country, Zip+4/Postal Code*)	If foreign, country of domicile or incorporation
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.	
3	Financial Institution Name	CRD Number (if applicable)
	Institution Type (*i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank*)	Effective Date MM DD YYYY / / Termination Date MM DD YYYY / /
	Business Address (*Street, City, State/Country, Zip+4/Postal Code*)	If foreign, country of domicile or incorporation
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.	
4	Financial Institution Name	CRD Number (if applicable)
	Institution Type (*i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank*)	Effective Date MM DD YYYY / / Termination Date MM DD YYYY / /
	Business Address (*Street, City, State/Country, Zip+4/Postal Code*)	If foreign, country of domicile or incorporation
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.	

If *applicant* has more than 4 organizations/institutions to report, complete additional Schedule D page 3s.

CRIMINAL DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to ***Items 11A and 11B*** of Form BD;

Check ☑ item(s) being responded to:

11A In the past ten years has the *applicant* or a *control affiliate*:

☐ (1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to any *felony*?

☐ (2) been *charged* with any *felony*?

11B In the past ten years has the *applicant* or a *control affiliate*:

☐ (1) been convicted or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to a *misdemeanor involving:* investments or an *investment-related* business, or any fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?

☐ (2) been *charged* with a *misdemeanor* specified in 11B(1)?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

Multiple counts of the same charge arising out of the same event(s) should be reported on the same DRP. Unrelated criminal actions, including separate cases arising out of the same event, must be reported on separate DRPs. Use this DRP to report all charges arising out of the same event. One event may result in more than one affirmative answer to the above items.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropiate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

Applicable court documents (i.e., criminal complaint, information or indictment as well as judgment of conviction or sentencing documents) must be provided to the CRD if not previously submitted. Documents will not be accepted as disclosure in lieu of answering the questions on this DRP.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

☐ The *Applicant*

☐ *Applicant* and one or more *control affiliate(s)*

☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF APPLICANT	*APPLICANT CRD NUMBER*

BD DRP - *CONTROL AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ☐ No

NOTE: The completion of this Form does not relieve the *control affiliate* of its obligation to update its CRD records.

(continued)

CRIMINAL DISCLOSURE REPORTING PAGE (BD)

(continuation)

PART II

1. If charge(s) were brought against an organization over which the *applicant* or *control affiliate* exercise(d) *control*: Enter organization name, whether or not the organization was an *investment-related* business and the *applicant's* or *control affiliate's* position, title or relationship.

2. Formal Charge(s) were brought in: (include name of Federal, Military, State or Foreign Court, Location of Court - City or County and State or Country, Docket/Case number).

3. **Event Disclosure Detail** (Use this for both organizational and individual charges.)

   A. Date First Charged (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation:

   B. Event Disclosure Detail (include Charge(s)/Charge Description(s), and for each charge provide: 1. number of counts, 2. *felony* or *misdemeanor*, 3. plea for each charge, and 4. product type if charge is *investment-related*):

   C. Did any of the Charge(s) within the Event involve a *Felony*? ☐ Yes ☐ No

   D. Current status of the Event? ☐ Pending ☐ On Appeal ☐ Final

   E. Event Status Date (complete unless status is Pending) (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation:

4. **Disposition Disclosure Detail:** Include for each charge, A. Disposition Type [e.g., convicted, acquitted, dismissed, pretrial, etc.], B. Date, C. Sentence/Penalty, D. Duration [if sentence-suspension, probation, etc.], E. Start Date of Penalty, F. Penalty/Fine Amount and G. Date Paid.

5. Provide a brief summary of circumstances leading to the charge(s) as well as the disposition. Include the relevant dates when the conduct which was the subject of the charge(s) occurred. (The information must fit within the space provided.)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ■ INITIAL **OR** ☐ AMENDED response used to report details for affirmative responses to ***Items 11C, 11D, 11E, 11F or 11G*** of Form BD;

Check ☑ item(s) being responded to:

11C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:
- ☐ (1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?
- ☐ (2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its regulations or statutes?
- ☐ (3) *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?
- ☐ (4) entered an *order* against the *applicant* or a *control affiliate* in connection with *investment-related* activity?
- ☐ (5) imposed a civil money penalty on the *applicant* or a *control affiliate*, or ordered the *applicant* or a *control affiliate* to cease and desist from any activity?

11D. Has any other federal regulatory agency, any state regulatory agency, or *foreign financial regulatory authority*:
- ☐ (1) ever *found* the *applicant* or a *control affiliate* to have made a false statement or omission or been dishonest, unfair, or unethical?
- ☐ (2) ever *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of *investment-related* regulations or statutes?
- ☐ (3) ever *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?
- ☐ (4) in the past ten years, entered an *order* against the *applicant* or a *control affiliate* in connection with an *investment-related activity*?
- ☐ (5) ever denied, suspended, or revoked the *applicant's* or a *control affiliate's* registration or license or otherwise, by *order*, prevented it from associating with an *investment-related* business or restricted its activities?

11E. Has any *self-regulatory organization* or commodities exchange ever:
- ☐ (1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?
- ☐ (2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its rules (other than a violation designated as a "*minor rule violation*" under a plan approved by the U.S. Securities and Exchange Commission)?
- ☐ (3) *found* the *applicant* or a *control affiliate* to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?
- ☐ (4) disciplined the *applicant* or a *control affiliate* by expelling or suspending it from membership, barring or suspending its association with other members, or otherwise restricting its activities?

11F. ☐ Has the *applicant's* or a *control affiliate's* authorization to act as an attorney, accountant, or federal contractor ever been revoked or suspended?

11G. ☐ Is the *applicant* or a *control affiliate* now the subject of any regulatory *proceeding* that could result in a "yes" answer to any part of 11C, D, or E?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Items 11C, 11D, 11E, 11F or 11G. Use only one DRP to report details related to the same event. If an event gives rise to actions by more than one regulator, provide details for each action on a separate DRP.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

- ☐ The *Applicant*
- ■ *Applicant* and one or more *control affiliate(s)*
- ☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

BD DRP - *CONTROL AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer; "Yes," no other information on this DRP must be provided.

☐ Yes ☐ No

NOTE: The completion of this form does not relieve the *control affiliate* of its obligation to update its CRD records.

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

PART II

1. Regulatory Action initiated by:

☐ SEC ☐ Other Federal ☒ State ☐ *SRO* ☐ Foreign

(Full name of regulator, *foreign financial regulatory authority*, federal, state or *SRO*)

California Department of Corporations

2. Principal Sanction: (check appropriate item)

☐ Civil and Administrative Penalty(ies)/Fine(s)
☐ Bar
☒ Cease and Desist
☐ Censure
☐ Denial
☐ Disgorgement
☐ Expulsion
☐ Injunction
☐ Prohibition
☐ Reprimand
☐ Restitution
☐ Revocation
☐ Suspension
☐ Undertaking
☐ Other __________

Other Sanctions:

None

3. Date Initiated (MM/DD/YYYY): 08/25/2010 ☒ Exact ☐ Explanation

If not exact, provide explanation: __________

4. Docket/Case Number:

See Attached Copy of the Order

5. *Control Affiliate* Employing Firm when activity occurred which led to the regulatory action (if applicable):

6. Principal Product Type: (check appropriate item)

☐ Annuity(ies) - Fixed
☐ Annuity(ies) - Variable
☐ CD(s)
☐ Commodity Option(s)
☐ Debt - Asset Backed
☐ Debt - Corporate
☐ Debt - Government
☐ Debt - Municipal
☐ Derivative(s)
☐ Direct Investment(s) - DPP & LP Interest(s)
☐ Equity - OTC
☐ Equity Listed (Common & Preferred Stock)
☐ Futures - Commodity
☐ Futures - Financial
☐ Index Option(s)
☐ Insurance
☐ Investment Contract(s)
☐ Money Market Fund(s)
☐ Mutual Fund(s)
☐ No Product
☐ Options
☐ Penny Stock(s)
☐ Unit Investment Trust(s)
☐ Other __________

Other Product Types:

Private Placement

7. Describe the allegations related to this regulatory action. (The information must fit within the space provided.):

Alleged Unsolicited Email was send regarding a Private Placement Securities Offering. No Shares of any offering were ever sold.

8. Current Status? ☐ Pending ☐ On Appeal ☐ Final

9. If on appeal, regulatory action appealed to: (SEC, *SRO*, Federal or State Court) and Date Appeal Filed:

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 13 only.

10. How was matter resolved: (check appropriate item)

☐ Acceptance, Waiver & Consent (AWC) ☐ Decision & Order of Offer of Settlement ☐ Settled
☐ Consent ☐ Dismissed ☐ Stipulation and Consent
☐ Decision ☐ Order ☐ Vacated

11. Resolution Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: All Activities of the solicitation of any non-registered Securities were ceased.

12. A. Were any of the following Sanctions Ordered? (Check all appropriate items):

☐ Monetary/Fine Amount: $ ☐ Revocation/Expulsion/Denial ☐ Disgorgement/Restitution
☐ Censure ☐ Cease and Desist/Injunction ☐ Bar ☐ Suspension

B. Other Sanctions Ordered:

NONE

C. Sanction detail: If suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against *applicant* or *control affiliate*, date paid and if any portion of penalty was waived:

13. Provide a brief summary of details related to the action status and (or) disposition and include relevant terms, conditions and dates. (The information must fit within the space provided.)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL **OR** ☐ AMENDED response used to report details for affirmative responses to ***Item 11H*** of Form BD;

Check ☑ item(s) being responded to:

11H(1) Has any domestic or foreign court:

☐ (a) in the past ten years, *enjoined* the *applicant* or a *control affiliate* in connection with any *investment-related* activity?
☐ (b) ever *found* that the *applicant* or a *control affiliate* was *involved* in a violation of *investment-related* statutes or regulations?
☐ (c) ever dismissed, pursuant to a settlement agreement, an *investment-related* civil action brought against the *applicant* or a *control affiliate* by a state or *foreign financial regulatory authority*?

11H(2) ☐ Is the *applicant* or a *control affiliate* now the subject of any civil *proceeding* that could result in a "yes" answer to any part of 11H?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Item 11H. Use only one DRP to report details related to the same event. Unrelated civil judicial actions must be reported on separate DRPs.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

☐ The *Applicant*
☐ *Applicant* and one or more *control affiliate(s)*
☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

BD DRP - *CONTROL AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ☐ No

NOTE: The completion of this Form does not relieve the *control affiliate* of its obligation to update its CRD records.

PART II

1. Court Action initiated by: (Name of regulator, *foreign financial regulatory authority*, *SRO*, commodities exchange, agency, firm, private plaintiff, etc.)

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

2. Principal Relief Sought: (check appropriate item)

☐ Cease and Desist ☐ Civil Penalty(ies)/Fine(s) ☐ Disgorgement ☐ Injunction ☐ Money Damages (Private/Civil Complaint) ☐ Restitution ☐ Restraining Order ☐ Other ________

Other Relief Sought:

____

____

3. Filing Date of Court Action (MM/DD/YYYY): ________ ☐ Exact ☐ Explanation

If not exact, provide explanation: ______________________________

4. Principal Product Type: (check appropriate item)

☐ Annuity(ies) - Fixed
☐ Annuity(ies) - Variable
☐ CD(s)
☐ Commodity Option(s)
☐ Debt - Asset Backed
☐ Debt - Corporate
☐ Debt - Government
☐ Debt - Municipal
☐ Derivative(s)
☐ Direct Investment(s) - DPP & LP Interest(s)
☐ Equity - OTC
☐ Equity Listed (Common & Preferred Stock)
☐ Futures - Commodity
☐ Futures - Financial
☐ Index Option(s)
☐ Insurance
☐ Investment Contract(s)
☐ Money Market Fund(s)
☐ Mutual Fund(s)
☐ No Product
☐ Options
☐ Penny Stock(s)
☐ Unit Investment Trust(s)
☐ Other ________

Other Product Types:

____

5. Formal Action was brought in (include name of Federal, State or Foreign Court, Location of Court - City or County <u>and</u> State or Country, Docket/Case Number):

____

6. *Control Affiliate* Employing Firm when activity occurred which led to the civil judicial action (if applicable):

____

7. Describe the allegations related to this civil action. (The information must fit within the space provided.):

____

____

____

____

____

8. Current Status? ☐ Pending ☐ On Appeal ☐ Final

9. If on appeal, action appealed to (provide name of court): Date Appeal Filed (MM/DD/YYYY):

____

10. If pending, date notice/process was served (MM/DD/YYYY): ________ ☐ Exact ☐ Explanation

If not exact, provide explanation: ______________________________

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (BD)
(continuation)

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 14 only.

11. How was matter resolved: (check appropriate item)

☐ Consent ☐ Judgment Rendered ☐ Settled
☐ Dismissed ☐ Opinion ☐ Withdrawn ☐ Other ______________

12. Resolution Date (MM/DD/YYYY): [ ] ☐ Exact ☐ Explanation

If not exact, provide explanation: ______________________________

13. Resolution Detail:

A. Were any of the following Sanctions Ordered or Relief Granted? (Check appropriate items):

☐ Monetary/Fine ☐ Revocation/Expulsion/Denial ☐ Disgorgement/Restitution
Amount $ [ ] ☐ Censure ☐ Cease and Desist/Injunction ☐ Bar ☐ Suspension

B. Other Sanctions:

____
____
____

C. Sanction detail: if suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against *applicant* or *control affiliate,* date paid and if any portion of penalty was waived:

____
____
____
____

14. Provide a brief summary of circumstances related to action(s), allegation(s), disposition(s) and/or finding(s) disclosed above. (The information must fit within the space provided.):

____
____
____
____
____
____
____
____
____
____
____
____
____
____
____

BANKRUPTCY / SIPC DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses *to **Item 11I*** of Form BD;

Check ☑ item(s) being responded to:

11I In the past ten years has the *applicant* or a *control affiliate* of the *applicant* ever been a securities firm or a *control affiliate* of a securities firm that:

☐ (1) has been the subject of a bankruptcy petition?

☐ (2) has had a trustee appointed or a direct payment procedure initiated under the Securities Investor Protection Act?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

☐ The *Applicant*

☐ *Applicant* and one or more *control affiliate(s)*

☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

BD DRP - CONTROL *AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ☐ No

NOTE: The completion of this Form does not relieve the *control affiliate* of its obligation to update its CRD records.

PART II

1. Action Type: (check appropriate item)

☐ Bankruptcy ☐ Declaration ☐ Receivership

☐ Compromise ☐ Liquidated ☐ Other ______

2. Action Date (MM/DD/YYYY): [ ] ☐ Exact ☐ Explanation

If not exact, provide explanation: ______

(continued)

BANKRUPTCY / SIPC DISCLOSURE REPORTING PAGE (BD)

(continuation)

3. If the financial action relates to an organization over which the *applicant* or *control affiliate* exercise(d) *control*, enter organization name and the *applicant's* or *control affiliate's* position, title or relationship:

   Was the Organization *investment-related*? ☐ Yes ☐ No

4. Court action brought in (Name of Federal, State or Foreign Court), Location of Court (City or County and State or Country), Docket/Case Number and Bankruptcy Chapter Number (If Federal Bankruptcy Filing):

5. Is action currently pending? ☐ Yes ☐ No

6. If not pending, provide Disposition Type: (check appropriate item)

   ☐ Direct Payment Procedure ☐ Dismissed ☐ Satisfied/Released
   ☐ Discharged ☐ Dissolved ☐ SIPA Trustee Appointed ☐ Other ______

7. Disposition Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation: ______

8. Provide a brief summary of events leading to the action and if not discharged, explain. (The information must fit within the space provided.):

9. If a SIPA trustee was appointed or a direct payment procedure was begun, enter the amount paid or agreed to be paid by you; or the name of the trustee:

   Currently Open? ☐ Yes ☐ No

   Date Direct Payment Initiated/Filed or Trustee Appointed (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation: ______

10. Provide details to any status/disposition. Include details as to creditors, terms, conditions, amounts due and settlement schedule (if applicable). (The information must fit within the space provided.)

BOND DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to ***Item 11J*** of Form BD;

Check ☑ item(s) being responded to:

11J ☐ Has a bonding company ever denied, paid out on, or revoked a bond for the *applicant*?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

1. Firm Name: (Policy Holder)

2. Bonding Company Name:

3. Disposition Type: (check appropriate item)

   ☐ Denied ☐ Payout ☐ Revoked

4. Disposition Date (MM/DD/YYYY): ________ ☐ Exact ☐ Explanation

   If not exact, provide explanation: ________

5. If disposition resulted in Payout, list Payout Amount and Date Paid:

6. Summarize the details of circumstances leading to the necessity of the bonding company action: (The information must fit within the space provided.)

JUDGMENT / LIEN DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL *OR* ☐ AMENDED response used to report details for affirmative responses to ***Item 11K*** of Form BD;

Check ☑ item(s) being responded to:

11K ☐ Does the *applicant* have any unsatisfied judgments or liens against it?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

1. Judgment/Lien Amount:

2. Judgment/Lien Holder:

3. Judgment/Lien Type: (check appropriate item)

   ☐ Civil ☐ Default ☐ Tax

4. Date Filed (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation:

5. Is Judgment/Lien outstanding? ☐ Yes ☐ No

   If No, provide status date (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation:

   If No, how was matter resolved? (check appropriate item)

   ☐ Discharged ☐ Released ☐ Removed ☐ Satisfied

6. Court (Name of Federal, State or Foreign Court), Location of Court (City or County <u>and</u> State or Country) and Docket/Case Number:

7. Provide a brief summary of events leading to the action and any payment schedule details including current status (if applicable). (The information must fit within the space provided.):



WESTERN UNION FINANCIAL SERVICES INC. - ISSUER - Englewood, Colorado

Payable at Wells Fargo Bank Grand Junction - Downtown, N.A., Grand Junction, Colorado

MONEY ORDER

RALPHS #280

17-036728749



(ISSUING AGENT)

A 726778 D 030415
T 0823 05
170367287498 L 000280

$ 300.00

PAY EXACTLY THREE HUNDRED DOLLARS AND NO CENTS

PAY TO THE ORDER OF State of California

SEC Form RD

PAYMENT FOR/ACCT. #

4050 Glencoe Ave, #210, Marina Del Rey, CA 90292

PURCHASER'S ADDRESS

PURCHASER'S SIGNATURE

PURCHASER BY SIGNING YOU AGREE TO THE TERMS ON THE REVERSE SIDE

⑆102100400⑆ 4017036728749 8⑈


EXHIBIT G

Alternative Securities Market

The Global Alternative Securities Marketplace

Digger's BBQ Franchises, Inc.

Direct Public Offering / ASM Venture Market / Regulation A


Diggers Barbeque
"Knocking Out The Competition"

Digger's BBQ Franchises, Inc.

- California Stock Corporation
- SEC CIK Number: 0001603864
- ISIN Number: Pending
- Regulation A
- **Status: Open to All Investors April 2015**

VIEW SEC FILINGS

VIEW PROSPECTUS

HOW TO INVEST

DOCUMENTS



Public Offering (Prospectus)



EXHIBITS LIST



EXHIBIT A1



EXHIBIT A2



EXHIBIT C

Digger's BBQ Franchises, Inc.

About Digger's BBQ Franchises, Inc:

Digger's BBQ Franchises, Inc. was formed for the purpose of developming, marketing, and franchising Digger's BBQ Fast Casual "Express" and "Full Size" Quick Serve style restaurant franchises nationwide.

Additional Information about the Company available at: **http://www.DiggersBBQFranchise.com and http://DiggersBBQ.com.**

Securities being Offered on the Alternative Securities Market Primary Market:

A maximum of TEN THOUSAND 9% Convertible Preferred Stock Units are being offered to the public at $100.00 9% Convertible Preferred Stock Unit. A Minimum of $100,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $1,000,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $100,000 from the sale of Securities through this Offering. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- **YEAR 2: (Shareholder Conversion Option)**
  - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
- **YEAR 3: (Shareholder Conversion Option)**
  - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price minus 5% of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
- **YEAR 4: (Optional Conversion Option)**
  - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price minus 10% of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
- **YEAR 5: (Optional & Mandatory Conversion Options)**
  - Optional: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price minus 15% of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if

declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.

- Mandatory: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price minus 15% of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- **OTCQB or OTCQX Listing in 2016 or 2017**

This Offering Circular relates to the offering (the "Offering") of up to 10,000 9% Convertible Stock Units in Digger's BBQ Franchises, Inc. The Securities offered through this Offering have no voting rights. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 100 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

This Offering is being conducted on a "best-efforts" basis, which means the Company's Management, and Alternative Securities Market, LLC, a California Broker-Dealer, will each use all commercially reasonable efforts in an attempt to sell all Securities of this Offering. No Manager of the Company will receive any commission or any other remuneration for the sales of securities through this Offering. In offering the Securities, the Company's Management will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Securities will be offered for sale at a fixed price of $100.00 USD per 9% Convertible Preferred Stock Unit. If all Securities are purchased, the gross proceeds to the Company will be $1,000,000.00 USD. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $175,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $175,000 will be held in a Bank escrow account, and only after $175,000 in securities has been sold to investors (One Thousand 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $175,000 is achieved, and all Investors will be subject to the terms, conditions and investment risks associated with this investment.

Except as expressly provided in this Offering, any dispute, claim or controversy between or among any of the Investors or between any Investor or his/her/its Affiliates and the Company arising out of or relating to this Offering, or any subscription by any Investor to purchase Securities, or any termination, alleged breach, enforcement, interpretation or validity of any of those agreements (including the determination of the scope or applicability of this agreement to arbitrate), or otherwise involving the Company, will be submitted to arbitration in the county and state in which the Company maintains its principal office at the time the request for arbitration is made, before a sole arbitrator, in accordance with the laws of the state of South Carolina for agreements made in and to be performed in the state of South Carolina. Such arbitration will be administered by the Judicial Arbitration and Mediation Services ("JAMS") and conducted under the provisions of its Comprehensive Arbitration Rules and Procedures. Arbitration must be commenced by service upon the other party of a written demand for arbitration or a written notice of intention to arbitrate, therein electing the arbitration tribunal. Judgment upon any award rendered by the arbitrator shall be final and may be entered in any court having jurisdiction thereof. No party to any such controversy will be entitled to any punitive damages. Notwithstanding the rules of JAMS, no arbitration proceeding will be consolidated with any other arbitration proceeding without all parties' consent. The arbitrator shall, in the award, allocate all of the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party, against the party who did not prevail.

NOTICE: By executing a Subscription Agreement for this Offering, Subscriber is agreeing to have all disputes, claims, or controversies arising out of or relating to this Agreement decided by neutral binding arbitration, and Subscriber is giving up any rights he, she or it may possess to have those matters litigated in a court or jury trial. By executing this Subscription Agreement, Subscriber is giving up his, her or its judicial rights to discovery and appeal except to the extent that they are specifically provided for in this Subscription Agreement. If Subscriber refuses to submit to arbitration after agreeing to this provision, Subscriber may be compelled to arbitrate under federal or state law. Subscriber confirms that his, her or its agreement to this arbitration provision is voluntary.

DISCLAIMER & ISSUER CONTACT

1) NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED.

2) NO SALES OF THESE SECURITIES WILL BE MADE OR COMMITMENT TO PURCHASE ACCEPTED UNTIL DELIVERY OF AN OFFERING CIRCULAR THAT INCLUDES COMPLETE INFORMATION ABOUT THE ISSUER AND THE OFFERING.

3) AN INDICATION OF INTEREST BY A PROSPECTIVE INVESTOR INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

4) COMPANY'S CHIEF EXECUTIVE OFFICER IS MR. NICK RUIZ.

DIGGER'S BBQ FRANCHISES, INC.
3217 WADE HAMPTON BLVD.
TAYLOR, SOUTH CARONIA 29687
PHONE: (864) 906-6312
NSRUIZ@AOL.COM